SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May ,2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

WPP GROUP PLC
(Registrant)

Date May 28, 2002

By ____
Paul Richardson
Group Finance Director

Annual Report and Accounts 2001

WPP



inspiration
insights
innovation
Expertise
selling
knowledge
communication
value
originality
imagination
intelligence
Ideas
creativity
solutions
Ingenuity

Our mission

To develop and manage talent;
to apply that talent;
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Who we are

How we're doing

What we think

The numbers in full

Stewardship and remuneration

About share ownership

For further information about share ownership, visit:
www.wppinvestor.com/services
www.wppinvestor.com/agm

Where to find us



You can now receive WPP annual reports, financial statements and press releases by e-mail. To register, go to *www.wppinvestor.com* and follow the link to 'e-mail services.'

Current and historical financial information, including trading statements, news releases and presentations are available online at *www.wppinvestor.com*



Who we are





WPP is one of the world's leading communications services groups. Our companies provide communications services to clients around the world, including more than 300 of the Fortune Global 500, over one-half of the Nasdaq 100 and over 30 of the Fortune e-50. Our 65,000 people work from 1,400 offices in 103 countries.

Every WPP company is a distinctive brand in its own right; all with their own identities and own areas of expertise. That is their strength. What they have in common is in harnessing intelligence, talent and experience to bring competitive advantage to their clients.

WPP, as a parent, complements the professional activities of our individual operating companies through initiatives and programs that provide greater value to our clients, competitive advantage to our companies, opportunities and rewards for our people.*

Through our companies and associates, WPP offers a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients.

Our companies work with over 330 clients in three or more disciplines. More than 150 clients are served in four disciplines; over 100 clients are served in six or more countries.

* See www.wpp.com

WPP Group plc


Notice Of Annual
General Meeting

This Notice is the formal notification to share owners of the Annual General Meeting, its date, time and place and the matters to be considered (numbered 1 to 8 in the Notice). It is an important document. If, having read it, you are in any doubt as to the action you should take, you should consult an appropriate professional adviser. Separate notes on the proxy form (also enclosed with this document) explain the arrangements for share owners to exercise their voting rights. If you have sold or transferred all of your WPP Group plc ordinary shares, please pass these documents to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice is hereby given that the thirtieth Annual General Meeting of the members of WPP Group plc (the 'Company') will be held at The Savoy Hotel, Strand, London WC2 on 24 June 2002 at 12 noon, when the following Ordinary business will be proposed:

1 To receive and, if approved, to adopt the Company's accounts for the year ended 31 December 2001 together with the directors' report and the auditors' report on those accounts.

2 To declare the dividend recommended by the directors.

3 To re-elect the following directors:
(a) Sir Martin Sorrell;
(b) S W Morten;
(c) J J D Bullmore;
(d) J B H Jackson;
(e) M Inagaki;
(f) Sir Christopher Lewinton.

4 To appoint Deloitte & Touche as auditors of the Company and to authorise the directors to determine their remuneration.

And the following Special business will be proposed:

To consider and, if thought fit, to pass the following Resolutions, of which Resolutions 5 and 8 will be proposed as Ordinary Resolutions and Resolutions 6 and 7 as Special Resolutions:

5 That, in accordance with Article 6 of the Company's Articles of Association, the directors be empowered to allot relevant securities up to a maximum nominal amount of £38,096,465 but so that such authority shall expire on 23 June 2007 and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect except that the authority conferred by the passing of Resolution 10 set out in the Notice of Annual General Meeting held on 26 June 2000 shall remain in full force.

6 That, in accordance with Article 7 of the Company's Articles of Association, the directors be empowered to allot equity securities for cash and that for the purposes of paragraph (1)(b) of Article 7 the nominal amount to which this power is limited shall be £5,772,191 and this power shall expire on 23 June 2007 and all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect except that the authority conferred by the passing of Resolution 10 set out in the Notice of Annual General Meeting held on 26 June 2000 shall remain in full force.

7 That, in accordance with Article 11 of its Articles of Association and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company on such terms and in such manner as the directors of the Company may from time to time determine, provided that:

i the maximum number of ordinary shares hereby authorised to be purchased is 114,958,361;

ii the minimum price which may be paid for an ordinary share is 10 pence (exclusive of expenses (if any) payable by the Company);

iii the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased (exclusive of expenses (if any) payable by the Company); and

iv this authority, unless previously revoked or varied, shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2003, save that a contract of purchase may be concluded by the Company before such expiry which will or may be executed wholly or partly after such expiry, and the purchase of shares may be made in pursuance of any such contract.

8 That the WPP remuneration policy set out in the report of the Compensation committee contained in the 2001 Report and Accounts be approved.

By Order of the Board
M W Capes, Company Secretary
21 May 2002
Registered Office
Pennypot Industrial Estate
Hythe
Kent CT21 6PE

Important notes

1 Only share owners whose names appear on the register of members of the Company at 6.00 pm on 22 June 2002 shall be entitled to attend the Annual General Meeting either in person or by proxy and the number of ordinary shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the meeting.

2 A share owner entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A proxy need not be a share owner of the Company.

3 To be valid, the form of proxy for use at the meeting and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power or authority, must be deposited at the offices of the Registrars of the Company, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the meeting instead of your proxy, if you wish.

4 As an alternative to completing and returning the printed form of proxy, you may submit your proxy over the internet by accessing the Company's website www.wppinvestor.com. For security purposes, share owners will need to provide their share owner reference number (SRN) and personal identification number (PIN) to validate the submission of their proxy online. Share owners' individual SRN and PIN numbers are shown on the printed form of proxy sent to them. For further information, see the instructions printed on the proxy form.

5 Copies of the following documents are available for inspection during normal business hours at the Registered Office of the Company and at the offices of Allen & Overy, One New Change, London EC4M 9QQ on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this Notice and at the place of the meeting from 11.45 am until the close of the meeting:

i Directors' Service Contracts;
ii rules of the WPP Group plc Leadership Equity Acquisition Plan, as amended for participation of JMS Financial Services Limited ("JMS");
iii rules of the Capital Investment Plan;
iv rules of the Notional Share Award Plan; and
v three agreements relating to the issue of new shares in the Company to JMS under the Leadership Equity Acquisition Plan, the Notional Share Award Plan and Phantom Options.

Explanatory notes to the Notice of Annual General Meeting

Item 1: Report and accounts

The directors must present to share owners at the Annual General Meeting the report of the directors and the accounts of the Company for the year ended 31 December 2001. The report of the directors, the accounts, the report of the Compensation committee and the report of the Company's auditors on the accounts, are contained within the 2001 Report and Accounts.

Item 2: Declaration of final dividend

The directors are authorised by the Company's Articles of Association to pay interim dividends. Under this authority, the directors paid an interim dividend of 1.44 pence per ordinary share on 19 November 2001. Final dividends must be approved by share owners, but must not exceed the amount recommended by the directors. By passing Resolution 2, share owners may declare a final dividend. The amount of the final dividend recommended by the directors is 3.06 pence (2000: 2.55 pence).

Item 3: Election and re-election of directors

The Company's Articles of Association require that any director who has been in office for more than 30 months since he was last elected or re-elected should retire from office at the Annual General Meeting in accordance with the Articles of Association. Accordingly, Sir Martin Sorrell and Stanley Morten will retire, but are offering themselves for re-election.

Notwithstanding the provisions in the Articles of Association, it is proposed that any director who has reached the age of 70 or over should retire at the Annual General Meeting as recommended by the Institutional Shareholders' Committee. Accordingly, it is proposed that Messrs Bullmore, Jackson, Inagaki and Lewinton will retire but the directors recommend that they each be re-elected as directors of the Company. The reasons why the directors consider it appropriate that Messrs Bullmore, Jackson, Inagaki and Lewinton should be re-elected directors are as follows:

Jeremy Bullmore is a former chairman of J. Walter Thompson London and has great experience in the advertising and communication services sectors which is invaluable to the Board.

John Jackson is currently chairman of Celltech Group plc, deputy chairman of BHP Billiton and the non-solicitor chairman of Mischon de Reya. He has wide experience in a number of business sectors. As chairman of the Company's Audit committee he brings to the Board a breadth of knowledge in the operation of public companies.

Masao Inagaki is chairman and chief executive officer of Asatsu-DK in which the Company has a 20% interest and which itself has an interest of approximately 2.6% in the capital of the Company. Mr Inagaki brings wide experience to the Board in advertising matters particularly in relation to the Asia Pacific region.

Sir Christopher Lewinton also brings wide business expertise to the Board both in the US and Europe as a result of a number of board positions held in substantial international companies.

Brief details of all the directors, including those seeking re-election at the meeting, are to be found in the 2001 Report and Accounts.

Item 4: Appointment of auditors

The auditors of a company must be appointed at each general meeting at which accounts are presented. Resolution 4 proposes the appointment of Deloitte & Touche, to hold office until the conclusion of the next Annual General Meeting to be held in 2003. The resolution also gives authority to the directors to determine the auditors' remuneration.

Item 5: Authority to allot shares

Resolution 5 proposes to seek renewal of the authority to the directors to allot ordinary shares for a period of five years from the date of the resolution. The £38,096,465 nominal amount of relevant securities to which this authority will relate, represents approximately 33% of the nominal amount of the issued ordinary share capital of the Company at 29 April 2002. Except pursuant to the employee share schemes, Resolution 10 passed at the Annual General Meeting in 2000 which relates to Sir Martin Sorrell's arrangements and the conversion of the Company's 2% Convertible Bonds due 2007 ('the Bonds') into ordinary shares, the directors have no present intention of allotting ordinary shares. The authority will expire on 23 June 2007.

Resolution 5 will be proposed as an Ordinary Resolution.

Item 6: Disapplication of pre-emption rights

At the Annual General Meeting held on 25 June 2001, the directors were empowered for a period of five years from the date of the resolution to make limited allotments of ordinary shares for cash other than according to the statutory pre-emption rights, which require a company to offer all allotments of ordinary shares for cash proportionately to existing share owners first.

Resolution 6 proposes to seek renewal of this power of the directors and would continue to provide the directors with the flexibility to act in the best interests of share owners when opportunities arise, so that: (a) the Company can follow normal practices in the event of a rights issue; and (b) ordinary shares may be issued wholly for cash other than proportionately to existing ordinary share owners up to a maximum nominal amount of £5,772,191, representing approximately 5% of the Company's issued ordinary share capital at 29 April 2002.

There are presently no plans to allot ordinary shares wholly for cash other than pursuant to the employee share schemes, Resolution 10 passed at the Annual General Meeting in 2000 which relates to Sir Martin Sorrell's arrangements and the conversion of the Bonds into ordinary shares. Shares allotted under an employee share scheme are not subject to statutory pre-emption rights.

The authority sought by Resolution 6 will last until 23 June 2007 but, in accordance with previous practice, the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Resolution 6 will be proposed as a Special Resolution.

Item 7: Authority to purchase own shares

In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 7 seeks authority from share owners to authorise the directors to make such purchases in the market.

The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company's capital resources. The directors would only implement the authority when, in the light of market conditions prevailing at the time, they believe that the effect of any such purchases will enhance earnings per share in the medium to long term and will be in the best interests of share owners generally. Any shares purchased under this authority will be cancelled and the number of shares in issue will be reduced accordingly. The purchase price will be paid out of distributable profits.

The total number of options to subscribe for ordinary shares that are outstanding at 29 April 2002 (being the latest practicable date prior to publication of this Notice) is 72,067,815. The proportion of issued share capital that they represented at that time is 6.24% and the proportion of issued share capital that they will represent if the full authority to buy back shares (existing and being sought) is used is 6.93%.

Resolution 7 specifies the maximum number of shares which may be purchased (representing approximately 10% of the Company's issued ordinary share capital as at 31 December 2001) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and the UK Listing Authority. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

Resolution 7 will be proposed as a Special Resolution.

Item 8: WPP remuneration policy

Resolution 8 proposes the approval of the Company's remuneration policy. For many years the report of the Compensation committee has contained a detailed explanation of the role of the Compensation committee and the policy it adopts for determining the remuneration for executive directors and senior executives within the Group.

The report, which is made on behalf of the full Board, explains the different elements which comprise executive remuneration, including how base salaries and annual and long-term incentive remuneration are determined for executive directors of the parent company and for senior executives of group operating companies. In addition, the Company's executive stock ownership policy, the utilisation of the stock option plans and the provision of other benefits are explained.

Last year share owners approved the policy set out in the report of the Compensation committee which formed part of the 2000 Report and Accounts. This year the remuneration policy is explained on page 94 of the 2001 Report and Accounts. Some of the detail contained in the report of the Compensation committee has been updated to reflect current conditions.

Resolution 8 will be proposed as an Ordinary Resolution.

Key dates

24 June 2002
Annual General Meeting
8 July 2002
Payment of final dividend for 2001
August 2002
Half-year interim statement
October 2002
Third-quarter trading statement
November 2002
Payment of interim dividend for 2002

WPP
Advertising
Media Investment Management
Information & Consultancy
Public Relations & Public Affairs
Branding & Identity, Healthcare and
Specialist Communications

27 Farm Street
London W1J 5RJ
Telephone (44-20) 7408 2204
Fax (44-20) 7493 6819
www.wpp.com
www.wppinvestor.com

WPP Group plc
Form of Proxy

Before completing this form, please read the explanatory notes overleaf.

I/We want the following person (called a 'proxy') to vote on my/our behalf (The proxy need not be a member of the Company).

(Please place a mark in one box only to indicate your choice.)

The Chairman of the meeting: ☐ **Please leave this box blank if you are selecting someone other than the Chairman.**

or

The following person: ☐

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

To attend and vote on my/our behalf at the Annual General Meeting of WPP Group plc to be held on 24 June 2002 and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolutions proposed at the meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

	/2002
Signature (Please sign in the box above)	Date

Any one joint holder may sign

Resolutions		For	Against
1	**Ordinary Resolution** to receive and approve the audited accounts	☐	☐
2	**Ordinary Resolution** to declare the dividend recommended by the directors	☐	☐
3	**Ordinary Resolution** to re-elect the following directors:		
	(a) Sir Martin Sorrell†	☐	☐
	(b) S W Morten††	☐	☐
	(c) J J D Bullmore†††	☐	☐
	(d) J B H Jackson††††	☐	☐
	(e) M Inagaki	☐	☐
	(f) Sir Christopher Lewinton	☐	☐
4	**Ordinary Resolution** to appoint the auditors and authorise the directors to determine their remuneration	☐	☐
5	**Ordinary Resolution** to authorise the directors to allot relevant securities	☐	☐
6	**Special Resolution** to authorise the directors to allot equity securities	☐	☐
7	**Special Resolution** to authorise the Company to purchase its own shares	☐	☐
8	**Ordinary Resolution** to approve the WPP remuneration policy	☐	☐

† Member of the Nomination committee
†† Member of the Audit and Nomination committees and chairman of the Compensation committee
††† Member of the Audit committee
†††† Chairman of the Audit committee

WPP Group plc Admittance Card

Attendance at the WPP Group plc Annual General Meeting on 24 June 2002 at 12 noon at The Savoy Hotel, Strand, London WC2.

If you intend to be at the Annual General Meeting, would you please sign this admittance card and present it at the registration point on arrival in order to assist admittance procedures. This card will be exchanged for a voting card. If you appoint a proxy it is not necessary to hand this card to your proxy.

	/2002
Signature (Please sign in the box above)	Date

Notes for completion of proxy form

1 Please indicate by placing 'X' either under the column "For" or the column "Against" how you wish your votes to be cast. On receipt of this form duly signed, but without any specific direction how you wish your vote to be cast, your proxy may vote or abstain, at his discretion. On any other business (including a motion to adjourn the meeting or to amend a resolution) the proxy will vote at his discretion.

2 In the case of joint share owners, the vote of the first named in the Register of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other owner(s).

3 In the case of a share owner which is a corporation, this form must be executed either under its common seal, or under the hand of an officer or attorney duly authorised in writing in that behalf.

4 To be valid, this form must be completed, signed, detached and deposited at the office of the Company's Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, not less than 48 hours before the time appointed for the meeting.

5 You are entitled to appoint one or more proxies of your choice who need not be share owners of the Company.

6 As an alternative to completing and returning this form of proxy, you may submit your proxy over the internet by accessing the Company's website www.wppinvestor.com. You will need your unique share owner reference number (SRN) and personal identification number (PIN) printed on this form in order to log in. You can access the Company's website from any internet enabled PC with Internet Explorer 4 or Netscape 4 or above. The use by share owners of the electronic proxy appointment service will be governed by the terms and conditions of use which will appear on the website. Electronic proxies must be completed and lodged in accordance with the instructions on the website by no later than 48 hours before the time appointed for the meeting.

7 Completion and return of the form of proxy or appointing your proxy online will not prevent you from attending and voting at the meeting instead of your proxy, if you so wish.

The Brand Union
MD&A Mendoza, Dillon & Asociados, Inc.
PACE
The Henley Centre
Lambie-Nairn
Mando
Ohal
pFour
Chime Communications PLC
metro
KMR Kantar Media Research
Spafax
bpri
Glendinning
P&B
Ogilvy Primary Contact
Quadra Advisory
Warwicks
rmg Relationship Marketing Group
BMRB International
VML
EQUUS
Ogilvy Public Relations Worldwide
Hill & Knowlton
Landor
Première Group
Wexler & Walker public policy associates
Eurosem business seminars
The Geppetto Group
Brierley & Partners
Finsbury
Robinson Lerer & Montgomery
KnowledgeBase Marketing, Inc.
Goldfarb Consultants
S&H
addison
red cell
WalkerGroup/CNI
imaginet
Buchanan communications
EWA
The Partners
Black Cat
Kantar Group
Millward Brown
wg
Added Value
The Grass Roots Group PLC
Ogilvy
Cohn & Wolfe
Y&R
The clinic.
Prism
MindShare
Savatar
mca communicates
The Bravo Group
International Presentations
mediaedge:cia
Kang & Lee Advertising
TWIi interactive
MJM Creative Services
rtc brands built on relationships
Planners Estrategias de Marca
Coley Porter Bell
The Food Group
The Market Segment Group
good technology
Ziment
*S,C,P,F...
Center Partners
J. Walter Thompson
Research International
Portland
maximize Asia Pacific
OgilvyOne worldwide
concept!
Farm
MBC Medical Broadcasting Company
CommonHealth
Global Sportnet
The Digital Edge
J. Walter Thompson JWT Specialized Communications
Blanc & Otus
AGB Group
Forward
Roundarch
Batey
mediaINSIGHT
Shire Health Group
Brown KSDP
icon brand navigation
Enterprise IG
DY&R
Burson-Marsteller
Feinstein Kean Healthcare An Ogilvy PR Worldwide Company
DigiReels
Tempus partners
MAXX Marketing Limited
Brouillard
IBOPE
Ogilvy Healthcare
ADK
Lightspeed Research.com
A. Eicoff & Company A Division of Ogilvy & Mather
ThompsonConnect Worldwide
CDP Media Company
B•K•S•H Government Relations Worldwide
BDG McColl
outrider.com
Wunderman
einsonfreeman
Marsteller Advertising
Dovetail
:) High Co.
b
Banner Corporation
OakleyYoung
syzygy let's grow



Our companies and associates

Advertising

Asatsu-DK[1]
www.asatsu-dk.co.jp

Batey[1]
www.bateyads.com.sg

Chime Communications PLC[1]
www.chime.plc.uk

Dentsu, Young & Rubicam[1,2,†]
www.yandr.com

Equus[1]

J. Walter Thompson Company
www.jwt.com

Marsteller Advertising[†]
www.marsteller.com

Ogilvy & Mather Worldwide
www.ogilvy.com

Red Cell
www.redcellnetwork.com

SCPF[1]
www.scpf.com

Y&R Advertising[†]
www.yandr.com

Media investment management

BJK&E[†]
www.bjke.co.uk

CDP Media[2]
www.cdpmedia.com

The Digital Edge
www.thedigitaledge.com

Maximize

Mediaedge:cia[†]
www.mediaedgecia.com

Media Insight
www.mediainsight.com

MindShare
www.mindshareworld.com

OHAL
www.ohal.co.uk

Outrider
www.outrider.com

Portland Outdoor
www.portlandoutdoor.com

Information & consultancy

The Kantar Group:

Millward Brown
www.millwardbrown.com

Research International
www.research-int.com

Kantar Media Research
- AGB Group[1]
  www.agbgroup.com
- BMRB International
  www.bmrb.co.uk
- IBOPE Media Information[1]
- Mediafax
  www.mediafax-pr.com

Goldfarb Consultants
www.goldfarbconsultants.com

IMRB International[1]
www.imrbint.com

Center Partners
www.centerpartners.com

Lightspeed
www.lightspeedresearch.com

Ziment Group
www.zimentgroup.com

Public relations & public affairs

BKSH[†]
www.bksh.com

Blanc & Otus
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller[†]
www.bm.com

Chime Communications PLC[1]
www.chime.plc.uk

Cohn & Wolfe[†]
www.cohnwolfe.com

Finsbury
www.finsbury.com

Hill and Knowlton
www.hillandknowlton.com

Ogilvy Public Relations Worldwide
www.ogilvypr.com

Penn, Schoen and Berland
www.psbsurveys.com

Robinson Lerer & Montgomery[†]
www.rlmnet.com

Timmons and Company

Wexler & Walker Public Policy Associates
www.wexlergroup.com

Branding & identity

BrownKSDP
www.brownksdp.com

CB'a
www.cba.tm.fr

Enterprise IG*
www.enterpriseig.com

icon brand navigation*
www.icon-brand-navigation.com

Landor Associates[†]
www.landor.com

The Partners[†]
www.thepartners.co.uk

The Brand Union:

Addison Corporate Marketing*
www.addison.co.uk

BDG McColl*
www.bdgmccoll.com

BPRI*
www.bpri.co.uk

The Clinic*
www.planetpoint.com/clinic

Coley Porter Bell*
www.cpb.co.uk

Dovetail*
www.dovetaillondon.com

Eurosem*
www.eurosem.com

Lambie-Nairn*
www.lambie-nairn.com

MCA Communicates*
www.mcacommunicates.com

MJM Creative*
www.mjmcreative.com

Oakley Young*
www.oakley-young.co.uk

Walker Group/CNI*
www.wgcni.com

Warwicks*
www.warwicks-uk.com

Healthcare

CommonHealth
www.commonhealth.com

Feinstein Kean Healthcare
www.fkhealth.com

Medical Broadcasting Company[3]
www.mbcnet.com

Ogilvy Healthcare

Shire Health Group
www.shirehealth.com

Sudler & Hennessey[†]
www.sudler.com

Direct, promotion & relationship marketing

A. Eicoff & Co
www.eicoff.com

Black Cat
www.black-cat.co.uk

Brierley & Partners[1]
www.brierley.com

Concept!
www.concept.com

Einson Freeman
www.einsonfreeman.com

EWA
www.ewa.ltd.uk



Good Technology
www.goodtechnology.com

The Grass Roots Group[1]
www.grg.com

High Co[1]
www.highco.fr

Imaginet
www.imaginet.com

KnowledgeBase Marketing[†]
www.knowledgebasemarketing.com

Mando Marketing
www.mando.co.uk

Maxx Marketing
www.maxx-marketing.com

OgilvyOne Worldwide
www.ogilvyone.com

RMG International

Roundarch[3]
www.roundarch.com

RTC
www.rtcdc.com

Savatar
www.savatar.com

syzygy[1]
www.syzygy.net

ThompsonConnect Worldwide

VML
www.vml.com

Wunderman[†]
www.wunderman.com

Specialist communications

Strategic marketing consulting

Added Value
www.added-value.com

Glendinning
www.glendinning.com

The Henley Centre[*]
www.henleycentre.com

Management Ventures
www.mventures.com

pFour Consultancy[*]
www.pfour.co.uk

Planners
www.planners.es

Quadra Advisory[1]
www.quadraadvisory.com

Tempus partners
www.tempus-partners.com

Custom media

Custom Media Group[2]

Forward
www.theforwardgroup.com

Shine:M[2]

Spafax
www.spafax.com

Sector marketing

Corporate/B2B

Brouillard
www.brouillard.com

Ogilvy Primary Contact
www.primary.co.uk

Demographic marketing

The Bravo Group[†]
www.thebravogroupyr.com

The Geppetto Group
www.geppettogroup.com

Kang & Lee[†]
www.kanglee.com

The Market Segment Group[1]
www.marketsegment.com

Mendoza Dillon & Asociados
www.mendozadillon.com

UniWorld[1]
www.uniworldgroup.com

Employer branding/recruitment

JWT Specialized Communications
www.jwtworks.com

Foodservice

The Food Group
www.thefoodgroup.com

Investor relations

International Presentations[1]
www.intpres.com

PR & sports marketing

Global Sportnet
www.globalsportnet.com

Première Group
www.premiere-group.co.uk

PRISM Group
www.prismteam.com

TWI[3]
www.imgworld.com

Real estate

Pace
www.paceadv.com

Technology

Banner Corporation[†]
www.b1.com

Media & technology services

Clockwork Capital[1]
www.clockworkcapital.com

DigiReels
www.digireels.co.uk

The Farm[1]
www.farmpost.co.uk

Metro Group
www.metrobroadcast.co.uk

[1] Associate
[2] Joint venture
[3] Minority investment
[*] Member of The Brand Union
[†] A Y&R company



How we're doing



Our 2001 results reflect record revenues and profits. Operating margins are in line with our revised objectives, narrowing the gap between ourselves and the very best-performing competition.

	2001	2000 Restated	Change %
Turnover (gross billings)	**£20,887m**	£13,949m	+49.7
Cost of sales	**£16,865m**	£10,968m	+53.8
Revenues	**£4,022m**	£2,981m	+34.9
Earnings before interest, tax, depreciation, and amortisation[4]	**£607m**	£496m	+22.4
Operating profit[4]	**£506m**	£379m	+33.5
PBIT[1,4]	**£561m**	£433m	+29.6
PBIT[1,4] margin	**14.0%**	14.5%	-0.5
Profit before tax	**£411m**	£366m	+12.3
Diluted headline[3] earnings per share	**30.6p**	30.1p	+1.7
Diluted headline[3] earnings per ADR[2]	**$2.20**	$2.28	-3.5
Ordinary dividend per share	**4.50p**	3.75p	+20.0
Ordinary dividend per ADR[2]	**32.4¢**	28.4¢	+14.1
Net debt at year-end	**£885m**	£25m	-3,440.0
Average net debt	**£834m**	£423m	-97.2
Share price at year-end	**760.0p**	872.0p	-12.8
Market capitalisation	**£8,737m**	£9,631m	-9.3

1 PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges of £14.8 million (2000: £15.1 million), net investment gains of £6.8 million (2000: £nil) and write-downs of £70.8 million (2000: £nil).
2 One American Depositary Receipt represents five ordinary shares. For convenience these sterling figures have been translated to US dollars at the average rate for the period.
3 Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write-downs.
4 The 2000 profit and loss account has been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's financial statements.


Revenue £m
1747
1918
2173
2981
4022
97
98
99
00
01


Earnings before interest, tax, depreciation and amortisation[3] £m
235
279
335
496
607
97
98
99
00
01


PBIT[2,3] £m
206
245
292
433
561
97
98
99
00
01


PBIT[2,3] margins %
11.8
12.8
13.5
14.5
14.0
97
98
99
00
01


Diluted headline earnings per share p
15.7
18.8
22.5
30.1
30.6
97
98
99
00
01


After tax return on average capital employed[1] %
Weighted average cost of capital (WACC)
12
11
10
9
8
7
6
5
4
3
2
1
0
11.0
11.9
12.7
12.6
10.8
97
98
99
00
01


Average net debt £m and interest cover multiples
— Net interest cover
115
143
206
423
834
9
8
7
6
5
4
3
2
1
0
97
98
99
00
01


WPP total return to share owners relative to peer group rebased to 1997
WPP
Peer group
S&P 500
FTSE 100
1000
800
600
400
200
0
97
98
99
00
01
02


2001 revenue by geography %
North America
45
UK
16
Continental Europe
22
Asia Pacific, Latin America, Africa & Middle East
17


2001 PBIT[2,3] by geography %
North America
48
UK
13
Continental Europe
21
Asia Pacific, Latin America, Africa & Middle East
18


2001 revenue by sector %
Advertising, Media investment management
46
Information & consultancy
15
Public relations & public affairs
12
Branding & identity, Healthcare and Specialist communications
27


2001 PBIT[2,3] by sector %
Advertising, Media investment management
57
Information & consultancy
10
Public relations & public affairs
9
Branding & identity, Healthcare and Specialist communications
24

1 Calculated gross of goodwill, revaluation reserve and using profit after tax.
2 PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, net investment gains and write-downs.
3 The 1999-2000 profit and loss account has been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements. 1997 and 1998 have not been restated.


N
W
E
S
Dear share owner

2001, our sixteenth year, was a brutal one. The savage events of September 11 had a material commercial impact, particularly in the US, deepening the recession that had begun in the fourth quarter of 2000. Despite these very difficult trading conditions, the annual results represent record profits in the Company's sixteenth year.

Turnover was up almost 50% to almost £21 billion primarily reflecting the full year inclusion of Young & Rubicam Inc. and the growth of our media investment management activities.

Revenues grew almost 35% to over £4 billion for the first time. Pre-tax profits, before investment gains and write-downs, rose by almost 30% to £475 million and earnings per share, on the same basis, were up marginally to 30.6p. Even after those investment gains and write-downs, pre-tax profits were up by 12% to £411 million, but earnings per share were down 16% to 23.7p. We raised the dividend by 20% to 4.5p per share.

As in 2000, the only disappointment was that the share price, the real measure of your wealth, fell by over 12% during 2001. However, your Company's share price performance ranked second in terms of share price appreciation against a comparator group of 14 global competitors since 1 January 1999.

The rest of this letter is based on constant currency comparisons, more meaningful given the relative strength of the dollar and sterling in 2001. On a like-for-like basis revenues were down by 3% and gross profit down by 4%, disappointing at face value, but relatively strong when you consider that the worldwide advertising market was probably down by 5% and marketing services flat to down as well. Your Company probably continued to build market share. Given the more difficult world economic conditions, your Company's revenue growth objective has been modified from 5-10% to 0-5% for the near term.

By discipline, Information & consultancy continued to grow relatively strongly. Advertising and Media investment management and Branding & identity, Healthcare and Specialist communications were less affected than we thought they would be by the recession, but Public relations & public affairs remained the most affected, particularly by the slow-down in the information technology, telecommunications and financial services sectors. As a result, marketing services continued to increase their share of our business to 54% from 53%, a trend that had briefly been interrupted in 2000.

Geographically, Continental Europe and Asia Pacific, Latin America, Africa and the Middle East grew relatively strongly, with the UK holding its own. The US was most affected by the recession and the terrorist attacks. As a result, markets outside the US have increased their share of our business, now accounting for 56% of our business, again resuming a trend interrupted by 2000.

Operating margins were flat at 14%, behind our objective of 15%, but a highly creditable performance given the lack of revenue growth and that all severance and restructuring costs were included in operating costs. No exceptional provisions for such costs were made, unlike almost all of our competitors. To some extent this reflected an improvement in productivity and efficiency as like-for-like people numbers fell by 2%, with end of year comparisons down almost 9%.

As a result, profit before interest, tax and investment gains and write-downs grew by over 30% to £546 million. We wrote down the value of certain minority investments in the areas of new media and technology following the collapse in equity valuations in those sectors, and this was the principal reason why pre-tax profits rose by only 12% to £411 million.

We generated free cash flow of £504 million, up 68% over last year, which was more than absorbed by acquisition payments and investments of £736 million, share repurchases and cancellations of £103 million and dividends of £44 million. Partly as a result, average net debt rose to £834 million, up £385 million at 2001 exchange rates. Your Board is comfortable with this level of gearing, the resultant interest cover of almost eight times and the maintained credit rating of A- and Baa1. In any event, subsequent to the year-end, your Company took the opportunity to access the convertible bond market by issuing £450 million of convertible bonds at a 2% coupon with a 45% conversion premium, in order to re-finance the borrowings associated with the acquisition of Tempus.

Finally, earnings per share before investment gains and write-downs rose by 2% to 30.6p. After these items, earnings per share fell by 16%.

2002 will not be an easy year either, although it will be better than 2001. The world's stock markets seem to be signalling a recovery has started, which will be reflected in corporate earnings in the latter half of this year. So far, we at WPP see no signs of a recovery, no green shoots or blue sky. This may be because the advertising and marketing services industry generally lags an upturn and leads a downturn. Historically high levels of unemployment of 5 or 6% in the US and the UK and 7% to 9% in Continental Europe, with regional levels almost double in the south of Italy or France or eastern Germany, probably encourage fear or uncertainty amongst decision makers. Increased expenditure will only occur when an upturn is assured. Similarly, on a downturn cuts are made early.

It could also well be that we are witnessing an inventory build-up, following an inventory squeeze in late 2000 and 2001. If this is so, it is likely that any recovery will be bath- or saucer-shaped, with a gentle recovery, rather than a more violent V- or W- shaped recovery or the more depressing L- or A- shaped recovery.

At WPP, reported revenues fell by over 2% in the first three months of 2002. On a like-for-like basis, revenues fell by almost 9%. Our objective is still to improve margins to 15% this year, although market conditions will make this a difficult target to achieve.

Our raison d'être continues to be to find ways of adding value to our clients' businesses and our people's careers and thus justify WPP's existence. Our goal remains to become the world's most successful and preferred provider of communications services to multinational and local companies.

We have three strategic priorities. First, in the short-term, to weather this difficult recession. Secondly, in the medium-term, to continue to successfully integrate the acquisitions of Young & Rubicam Inc. and Tempus. Thirdly, to increase the share of marketing services revenues from approximately 54% where it is now to 65%, within five to 10 years; and similarly increase the share of Asia Pacific, Latin America, Africa and the Middle East revenues from 20% to $33\frac{1}{3}$%; and finally, to increase the share of information and consultancy, direct and interactive revenues from 35% to 50%.

Our six objectives remain as follows:

- First, to continue to raise operating margins to the levels of the best performing competition. 2001 delayed our progress. 15% now becomes our target in 2002, with 15.5% in 2003. Beyond 2003, we think there is life after 15.5%. Agencies such as Dentsu and BBDO have achieved 20% and mini-holding companies like McCann have as well – so it can be done.
- Second, to continue to increase the flexibility in our cost structure. Our success in this area proved very valuable in 2001. Variable staff costs, freelance and consultants' fees fell to about 5% of revenue from approximately 7%. We aim to rebuild this ratio again.
- Third, to improve share owner value by optimising the investment of the company's £500 million cash flow across the alternatives of capital expenditure, mergers and acquisitions and dividends and share buy-backs. Capital expenditure tends to approximate to the depreciation charge, so the emphasis is more on the balance between mergers and acquisitions and dividends and share buy-backs. With the slow-down in economic activity,

acquisition pricing has become more attractive, particularly in the US. However, vendors have also become more cautious as their performance has wavered too. The smaller companies in the private markets remain more attractive with single-figure and low double-digit price earnings multiples.

We continue to increase dividends aggressively given the high dividend cover of almost seven times. However, given the fixed charge nature of a dividend, we tend to favour a rolling annual share buy-back program, as historical data seems to indicate that this has the greatest impact on share owner value.

● Fourth, to continue to develop the role of the company as a parent company, beyond that of a financial holding or investment company which focuses solely on financial matters such as planning, budgeting, reporting, control, treasury, tax, mergers and acquisitions and investor relations. With a relatively small team of approximately 160 people at the centre, predominantly based in London and New York, with some support in Hong Kong and São Paulo, we continue to focus on the areas of human resources, property, procurement, information technology and practice development.

Talent, or the quality of our people, is the key differentiator in our business and we aim to raise our game even further in this area with new appointments and added resources.

In the human resources area we continue to develop our short-term and long-term incentive plans, our WPP Leaders, WPP Partners and WPP High Potential groups, our Worldwide Ownership Plan, our Worldwide Partnership Program and Atticus Awards – our literary Oscars; our training and knowledge-sharing programs and specialised seminars on creativity, retailing and interactive; our Marketing Fellowship Program; our Group directory, *Navigator*; our global newspaper, *The WIRE* and our monthly online news bulletin, *e.wire*.

In property management, we continue to implement the WPP Space Program which seeks to improve the return on our annual investment of $460 million in our property, by improving communications, speed of response and efficiency, through new design and layout of our premises. This unique product has made an impact in the real estate industry and recently received the Innovation in Corporate Real Estate Award 2002 from NACORE International, the international association of corporate real estate executives.

In procurement, we continue to take initiatives in various regions of the world to improve the way we purchase goods and services and co-ordinate Group buying.

In information technology, we are increasingly co-ordinating our $350 million annual investment in hardware, software and information technology salaries.

Finally, in practice development we continue our 'horizontal' initiatives in 10 identified high growth areas across our 'vertical' operating brands – in media investment management; in healthcare; in privatisation; in new technologies; in new geographic markets; in retailing; in internal communications; in entertainment and media; in financial services; and in telecommunications and hi-tech. In addition, we are developing our direct investments in new media and our start-ups and internal strategic alliances, which reinforce our practice development initiatives.

All these initiatives are designed to ensure that we, the parent company, really do (and are perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

● Fifth, as we move up the margin curve, to place greater emphasis on revenue growth. A legitimate criticism of our record against the best performing competition is that we have been unable to deliver the highest levels of organic revenue growth. In the last half of the 90s we averaged 8% organically against 10% for the best performing companies. 2000 was a bumper but unsustainable year. 2001 was slightly disappointing, falling back into the middle of the pack and the start to 2002 has been similar.

Our objective is to position our portfolio in the faster growing functional and geographic areas. Our practice development activities are also aimed to help us achieve this objective and acquisitions so far in 2002 – in Advertising and Media investment management in the UK, China and Finland; in Information & consultancy in Thailand and Ireland; in Public relations & public affairs in Japan; and in sports marketing in Germany – are also key.

Achieving our strategic priorities, referred to previously, by expanding the market shares of our business in Asia Pacific, Latin America, Africa and the Middle East to one-third, in marketing services to two-thirds and in Information & consultancy, direct and interactive to one-half, are also critical.

We will expand our strong operating brands – Ogilvy & Mather Worldwide, J. Walter Thompson Company, Y&R Advertising, Red Cell, MindShare, Mediaedge:cia, Research International, Millward Brown, Kantar Media Research, Center Partners, Hill and Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, OgilvyOne, Wunderman, CommonHealth, Sudler & Hennessey, Enterprise IG and Landor – in high growth markets or where their market share is insufficient. In 2001 we strengthened our position in Argentina, Australia, Brazil, France, Germany, Hong Kong, Japan, Portugal, South Africa, South Korea, Switzerland, Taiwan, Turkey, the UK and the US. In 2002 there will be more work to do again in the heartland of Continental Europe – France, Germany, Italy and Spain.

We will also enhance our leadership position in Information & consultancy by continuing to develop our key brands with particular emphasis on North America, Asia Pacific and Latin America. We will also reinforce our growing position in media research through Kantar Media Research. This includes our investments in television audience research through IBOPE and AGB Group, which following even greater success in the UK and Australia, now have strong representation in 29 countries in Europe, Latin America and Asia Pacific.

In addition, we will reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, digital@jwt, Alexander Ogilvy, Blanc & Otus and Lightspeed. Where the recent compressions in financial valuations may offer significant opportunities, we will also invest directly in the new channels. Lastly, we will continue to develop our specialist expertise in areas such as Healthcare, retail and interactive and to identify new high growth areas.

● Our sixth objective is to improve still further the quality of our creative output. Of the three things we do, strategic thinking, creative execution and co-ordination, creative execution is probably the most important – but we use the phrase in its broadest sense. Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our Media investment management companies, MindShare and Mediaedge:cia, and our research companies. Millward Brown is already arguably one of our most creative brands.

We will do this by stepping up our training and development programs; by recruiting the finest talent from outside; by celebrating and rewarding outstanding creative success both tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards.

A colossal amount remains to be done – and given the pace of change that our clients face and therefore challenge us with, it seems certain that once these objectives are achieved they will be replaced by new ones.

As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic.

Any sensible chairman or CEO would not want this to be the case. They would want both the benefits of size and scale with the responsiveness and energy of a smaller firm. For the first time new technologies enable this to be achieved more effectively and easily.

WPP is no different. We want the scale and resources of the largest firm together with the heart and soul of a small one.

As a parent company, we are developing practical principles and policies for charitable giving, the environment and support for communities and the arts, based on best practice guidelines. Our activities run in parallel with our operating companies' initiatives and programs in each of these areas. A summary of the Group's approach to corporate social responsibility can be found on page 92.

To end as we began, 2001 was a brutal year; and brutal years are the true test of companies. Or, to be more precise: brutal years are the true test of a company's people.

Perhaps unwisely, we finished last year's letter to share owners with these words: "The year 2000 was an outstanding year. 2001, although a more difficult year, should be an even better one." As the 65,000 people who work for WPP companies will be the first to testify, it certainly didn't feel that way.

When times are good, working in marketing communications can be professionally satisfying, financially rewarding, and frequently great fun. In less good years, the demands are just as great, the need for creativity even greater, but a sense of buoyancy is a good deal harder to maintain. It is to the lasting credit of our people that they responded to this unforgiving year as willingly and inventively as they did. On our share owners' behalf, we thank them all for their resilience – and their continued and determined dedication to their clients' tasks.

We can say with some certainty that 2002 will be another difficult year. It should, however, be a better one.

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive

PHIL REISS

He was our lawyer, our business advisor, our advocate and our friend. He was a man of wisdom, vision, decency and generosity. He served our Company with the warmth and commitment of a founding father. Great as it is, our sense of loss no more than matches the contribution he made.



Philip S. Reiss
27 April 1931-13 January 2001

Operating and financial review

Competitive performance

There is still significant profit opportunity in matching the operating margins of the best-performing competition. The best-performing competitive listed holding companies, such as Omnicom, achieve 15-16% operating margins, whilst the best-performing individual agencies such as McCann-Erickson Worldwide and BBDO Worldwide are estimated to achieve operating margins of as much as 20%. This compares to a WPP Group margin of 14% and reported combined margins of the Ogilvy & Mather Worldwide, J. Walter Thompson Company and Y&R Advertising brands of over 17%.

Historically, listed public relations companies showed operating margins of over 10%, which have been more than matched by our own operations. Despite the difficult trading conditions in 2001, operating management has indicated that margin performance can be improved above those competitive levels again.

The results of our research into comparative benchmarking data on our Information & consultancy and Branding & identity, Healthcare and Specialist communications operations confirm that our businesses in these areas are competitive, although there are still opportunities to improve performance to the level of the best-performing competitors.

One of the Group's most important objectives is to increase its rate of organic revenue growth which is a key measure of the success of its value-added strategy. Excluding acquisitions, this was approximately 15% in 2000, a rate of growth that, although delightful, was clearly unsustainable in the long term, as 2001 proved.

Geographic performance

As a result of the worldwide recession which started in the US in the fourth quarter of 2000 and the impact of the tragedy of September 11, the worldwide advertising industry shrank by approximately 5% in 2001, with marketing services also down a similar amount. This sharp downturn affected the US most significantly, but also impacted Europe, Asia Pacific and Latin America. Despite the gloomy trading conditions, the Group believes it increased its worldwide market share.

North America bore the brunt of the recession with the UK, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East less affected.

Sector performance

Worldwide economic conditions are likely to remain difficult in 2002. A V-shaped recovery seems unlikely, despite the level of stock market valuations. W-shaped and L-shaped recoveries seem unlikely too, given government and central bank monetary and fiscal policies. What seems most likely is a bath-shaped or saucer-shaped recovery where the upturn is gradual. Should conditions improve, the Group is well positioned to respond to any recovery, given its geographical and functional spread and strengths, its flexible cost structure and strong cash flow.

On the following pages the heads of our 12 operating brands summarise their operational activities and highlights for 2001.



Competitive performance

Revenue per head $000

WPP	01[1]	119.0
	00[1]	124.9
O&M/JWT/Y&R/MindShare/Mediaedge:cia	01[1]	106.9
	00[1]	114.7
Omnicom	01	120.9
	00	124.3
IPG	01	124.3
	00	129.6

[1]Constant currency

PBIT[1] margins %

WPP	01	14.0
	00	14.5
O&M/JWT/Y&R/MindShare/Mediaedge:cia	01[1]	16.7
	00[1]	17.3
Omnicom	01	15.6
	00	15.8
IPG[2]	01	13.7
	00	17.1

[1]Constant currency

Staff cost to gross margin ratio %

WPP	01	56.4
	00	54.2
O&M/JWT/Y&R/MindShare/Mediaedge:cia	01[1]	57.1
	00[1]	56.2
Omnicom	01	57.3
	00	59.0
IPG	01	60.7
	00	55.5

[1]Constant currency

Geographic performance

Constant currency revenue growth %

North America	01	32.8
	00	29.8
UK	01	17.7
	00	22.5
Continental Europe	01	46.7
	00	47.2
Asia Pacific, Latin America, Africa & Middle East	01	33.9
	00	38.2

Operating margins by geography %

North America	01	14.6
	00	15.7
UK	01	11.8
	00	13.2
Continental Europe	01	13.7
	00	14.0
Asia Pacific, Latin America, Africa & Middle East	01	14.6
	00	13.4

Revenue by geography £m



North America
UK
Continental Europe
Asia Pacific, Latin America, Africa & Middle East
97
98
99
00
01
4000
3500
3000
2500
2000
1500
1000
500
0

Sector performance

Constant currency revenue growth %

Advertising, Media investment management	01	30.8
	00	33.8
Information & consultancy	01	14.4
	00	19.8
Public relations & public affairs	01	49.3
	00	75.6
Branding & identity, Healthcare and Specialist communications	01	43.1
	00	27.6

Operating margins by sector %

Advertising, Media investment management	01	17.3
	00	16.6
Information & consultancy	01	9.8
	00	10.1
Public relations & public affairs	01	9.6
	00	13.1
Branding & identity, Healthcare and Specialist communications	01	12.5
	00	14.2

Revenue by sector £m



Advertising, Media investment management
Information & consultancy
Public relations & public affairs
Branding & identity, Healthcare and Specialist communications
97
98
99
00
01
4000
3500
3000
2500
2000
1500
1000
500
0

[1] PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs.

[2] Interpublic PBIT margin for 2001 as presented above excludes restructuring and merger-related costs of $645.6m and, for 2000, excludes restructuring and merger costs of $116.1m and Deutsch transaction costs of $44.7m.



Reports from our operating brands

Advertising and Media investment management

This sector's revenue grew 31% last year, primarily driven by acquisitions. On a pro-forma combined basis, revenue at Ogilvy & Mather Worldwide (which was again named the US Agency of the Year by *Advertising Age*, and which includes Cole & Weber and OgilvyOne), J. Walter Thompson Company (named Eastern Agency of the Year by *Adweek*), Y&R Advertising, Red Cell, MindShare (named European Media Agency of the Year by *Media & Marketing Europe*) and Mediaedge:cia (the new brand name for the merged operations of The Media Edge and CIA) were flat. The combined operating margin of this group of companies was over 17%.

In 2001, Ogilvy & Mather Worldwide generated net new billings of £237 million ($367 million), J. Walter Thompson Company £243 million ($377 million) and Y&R Advertising £96 million ($149 million). Red Cell has been strengthened significantly by the addition of new talent and the acquisition of Berlin Cameron & Partners in the US.

Also in 2001, MindShare and Mediaedge:cia generated net new billings of £563 million ($873 million). Plans continue to be developed to form a worldwide 'WPP Media' parent company. This follows the merger of Tempus Group's CIA with the Media Edge and the subsequent formation of Mediaedge:cia, resulting in the development of a strong sister global Media investment management brand.

Our digital operations suffered as clients reduced their spending on digital media campaigns, with consequent adjustments in revenue and people. However, the quality of our operations in Europe will be enhanced with the integration of Outrider, Tempus' digital operation.

Ogilvy & Mather Worldwide

Much has been learned this year. We learned about impossible horror and great heroism. We learned, painfully, that becoming a global community will be neither easy nor without controversy.

Not all the lessons were harsh. At Ogilvy, we learned that our company is indeed the family we have long thought ourselves to be. The outreach to our New York headquarters from colleagues around the world following September 11 was profound and deeply felt. Ultimately it confirmed our private belief: that what we do for a living, as wonderful as it is, is not what ultimately binds us. It is our humanity, our shared values, our hope for the future, and our belief in that future.

In every annual report, from every marketing communication company, you will read how tough this year has been. We were not immune at Ogilvy; but we were amazingly resilient.

Coming off huge 20% revenue gains in 2000, we grew by a small percentage. Still, any growth at all in 2001 should be considered an achievement. We once again improved our operating margin, one of our most important financial objectives. This was the result of a quick and resolute effort to reduce costs and hold tight financial reins. Most importantly, for the tenth year running, and despite the deep revenue constriction, we met our budget commitments.

In many ways, this was a very successful year for Ogilvy. We had new business gains of over $800 million. We won important new brands such as AT&T Wireless and The Coca-Cola Company. We won back all of Ford in Europe – and gained major assignments from many of our key global clients including Nestlé, Kraft, IBM and Telefónica. We launched highly successful global campaigns for IBM, Kimberly-Clark, SAP, and BP. We picked up more than 700 creative awards – in some cases dominating whole shows, regions, and even categories. We expanded our *360 Degree Brand Stewardship*SM offering with new business initiatives and key acquisitions. In fact, we trace every single success commercially and creatively to that strategy. The outside world took note. *Ad Age* magazine squarely cited this successful strategy as a key rationale in naming us their US Agency of the Year… an honor which I believe reflects on the whole of the network.

This was not luck. This was the year we reaped the rewards of investments and business plans laid in place years before; and of a marketplace that has completely embraced the vision of brands and branding that we have been developing and evolving as our business practice for nearly a decade now.

The truth is these tough times have brought a post-dotcom return to business fundamentals – of profit and loss, financial discipline, and of course, brands. This plays to our strengths. Our clients know *360 Degree Brand Stewardship*SM is not just a philosophical ideal, or a new business pitch. They know it's a promise to work as dedicated brand partners – no matter what it takes.

If you go back to Ogilvy's long-declared goal – To Be Most Valued by Those Who Most Value Brands – and you use that as the measure of success, then 2001 has been an excellent year. The formula for success next year is elegantly simple – more of the same; execution is everything. We will deliver.

Shelly Lazarus



Shelly Lazarus
Chairman and chief executive officer
Ogilvy & Mather Worldwide

J. Walter Thompson Company

J. Walter Thompson turned a year of challenges – recession coupled with the tragedy of terrorism – into one of achievement. We made progress in difficult times staying true to our 138-year legacy of helping to launch, sustain, renew and reinvent great brands for many of the world's premier marketers. In fact, *Adweek* magazine named us "Agency of the Year" for the US East Coast, citing our vitality, agility and dedication to our clients.

JWT added $660 million in new business worldwide. We welcomed new blue-chip clients including Pharmacia/Pfizer, with the assignment of its leading Celebrex drug; Unilever's Best Foods and the Texaco retail brand from Shell. We continued to put a premium on growth from existing clients and we were entrusted with significant assignments from Diageo/UDV, Ford, Kimberly-Clark, KPMG, Kraft, Nabisco, Nestlé and Rolex. We began 2002 with the $150 million Domino's Pizza and Häagen-Dazs US wins.

People are the lifeblood of a creative enterprise and we appointed a superb group of highly talented professionals to key posts in every discipline, notably new Executive Creative Directors in New York, Chicago, San Francisco, Toronto and the European region. Two accomplished new Regional Presidents were named: Bob Jeffrey in North America and Kevin Ramsey in Asia Pacific.

Our company made creativity – the development and delivery of great business-building ideas across all communications channels – a top priority. We put in place a new creative architecture: the Worldwide Creative Council and Regional Creative Leagues to tap the expertise of our best creative leaders. This effort to raise our standards has raised our creative profile as our Cannes, Effie, Clio and many regional and national awards attest.

We advanced another key priority: to enhance our delivery of integrated marketing solutions for our clients with the launch of Synergy@jwt in North America. The mission of this new division is to spearhead the growth of our specialized communications brands and provide "best in class" service offerings in the direct, database and digital marketing disciplines. This synergistic approach to developing highly creative, effective brand messages that resonate in every medium has the potential to become a formidable competitive advantage for our company in the years ahead.

Two of our marketing services companies remained on the leading edge in their disciplines. digital@jwt, our full-service interactive and digital brand marketing arm, achieved significant growth, delivered award-winning work and extended its global reach. JWT Specialized Communications, our recruitment and employee communications firm, an industry leader, continued its expansion worldwide.

JWT emerged from 2001 in the top tier of global advertising brands, both in network strength and breadth. Worldwide billings rose to $11 billion. Our global network now spans 90 countries, serving a balanced mix of multinational, regional and local accounts.

Today, JWT is a more entrepreneurial, creative and competitive total communications company. We have the resources, the reach and the resolve to fuel our growth as the recovery begins in earnest.

I would like to salute the 10,000 people of J. Walter Thompson for their single-minded focus on great ideas that build relationships between brands and consumers. It is their will to win which will ensure that our company's best days lie ahead.

Peter Schweitzer



Peter Schweitzer
President and chief executive officer
J. Walter Thompson Company

Young & Rubicam Inc.

2001 marked Young & Rubicam Inc.'s first full year as a member of WPP. It was a significant year in many ways, and one in which we made great progress in recasting ourselves for the future.

Shared clients and a shared sense of purpose made our integration into the WPP network a successful proposition, even though it was, by definition, a time of great change. We already felt the benefits of the larger network, working with some of the WPP companies to deliver integrated communications programs to our clients. In the future, Y&R will continue to pursue more of these opportunities.

The downturn in the economy, of course, was a recurring theme throughout our industry. Y&R organized itself to minimize the impact of tightening client budgets. As is usually the case, some of our disciplines were harder hit than others. Importantly, although we did not achieve the major growth with some of our clients that we might have expected in better times, it is significant that our key accounts continued to support their commitment to communications programs against worsening economic forecasts.

As we melded our operations into WPP, we continued to work on creating an environment in which integrated communications can really function and flourish. Our Y&R Advertising and Wunderman operations have renewed attention on finding the most productive and creative ways to collaborate. With many shared accounts and such complementary disciplines, building a working alliance should be of tremendous help to our clients.

To this end, we integrated the leadership of Dentsu Young & Rubicam and Wunderman in the Asia Pacific region so that our clients will get the best of both brands. We will continue to look for opportunities to place our resources side by side. Indeed, the global leadership of Y&R Advertising and Wunderman are now housed in the same location, which will ensure that the integrity of each brand will not be compromised as we develop mechanisms to collaborate more effectively and creatively in the future.

2001 proved a challenging year for Y&R Advertising, the largest division of the company. In October, after Ed Vick retired from Y&R, I took on the additional role of Chairman and CEO of Y&R Advertising. It is a commitment I have made for the long term and am actively driving a return to basics at the agency – making sure that we are all engaged in working closely and directly with our clients to develop creative and effective advertising that leverages their business and brands.

This reinvigorated process was responsible for some important and substantial growth of business with existing clients, including AT&T, Colgate and Ford. In a year that demanded change, there was also strong forward motion in our agencies around the world.

We strengthened management in the US and Europe significantly, both by putting strong Y&R veterans in new roles and recruiting some terrific new talent. We acquired SicolaMartin, a full-service agency specializing in marketing, consulting and advertising for leading technology companies. With the steps we have taken, it is already becoming clear that Y&R Advertising is changing, improving and positioned for a stronger future.

The Bravo Group, a division of Y&R Advertising, continued to be the leading Hispanic marketer in the US. Revenue growth was in the double digits. Bravo opened a new office in Irvine, California, bringing their total number of offices to five (New York, Chicago, Miami, San Francisco and Irvine). New business wins included Sears, Lincoln-Mercury, Pfizer, Jim Beam and Kraft.


GO



Michael Dolan
Chairman and chief executive officer
Young & Rubicam Inc.

The Media Edge, Y&R's media planning and buying division, made an important strategic merger with CIA, the media communications specialist of Tempus Group, to form Mediaedge:cia. The company has immense strength in every region globally and combined billings of more than $17 billion. This new configuration will be of tremendous value to our clients and, once again, underscores the immense opportunities presented by our merger with WPP.

In 2001, Wunderman, formerly Impiric, returned to its original name and its direct marketing heritage. This move reaffirmed the company's commitment to sound, fundamental marketing principles as well as to its heritage of innovation. Daniel Morel joined the agency at the beginning of the year as Chairman and CEO. Significant expansion came from existing accounts, including Sony Ericsson, Sears and Citibank. New business came from IBM, Lufthansa, Jaguar and, on the media and interactive front, Register.com, 1-800-Flowers, Land Rover Interactive as well as AICPA.

Data continued to be the fuel of the Wunderman engine. In 2001, Wunderman's KnowledgeBase Marketing subsidiary launched *Impact*, a fully integrated web-enabled CRM solution. Best-in-class strategic analytics from Kestenbaum Consulting, which turns data-based customer insights into profitable marketing solutions, was rolled out to the network and is already in use by several clients.

As often in the past, the Public relations & public affairs sector felt the pressures of recessionary times more than any other sector. Burson-Marsteller and Cohn & Wolfe were most adversely affected. Robinson Lerer & Montgomery, in its first full year under Y&R, turned in excellent results in this tough environment, delivering high quality strategic communications work to its corporate clients that span a wide range of industries.

Burson-Marsteller scored some major new business wins, including Texas Public Utilities, Peregrine, Sony and SAP, more than offsetting the loss of Sun Microsystems. Here, too, growth with top clients continued. At Cohn & Wolfe new business came from ADP, Taco Bell, M&M/Mars, Aventis, Lego and Pfizer. The agency acquired the largest independent PR firm in Texas, Springbok Technologies.

Although 2001 was a difficult year for the industry, Landor Associates gained market share. Major programs were launched for H&R Block, Merck, Altria, FedEx, Morgan Stanley, RWE, Charles Schwab and Hewlett-Packard. New clients included Wrigley's, Guinness UDV, Belgacom, Pfizer, AstraZeneca, Lego, Disney and Malaysia Airlines. In addition, Landor's London office was named "Design Agency of the Year" by *Marketing* magazine.

Another bright spot in the Y&R network was Sudler & Hennessey, which celebrated its sixtieth anniversary with another year of solid growth. A slower performance in North America was offset by strong performances in both Europe and Asia. S&H expanded its geographic reach with new offices in Shanghai and Hong Kong and its product and service offerings with new medical, education, consumer, publishing, consulting and interactive units in New York, Paris, Munich, Tokyo and Frankfurt. Global new business wins included work for J&J/Cordis, Biogen, Gilead, EMD Pharmaceuticals and Roche.

Our outlook for the future, despite the challenging environment, remains bright. We continue to strengthen our operations and our offerings. We are more flexible, more creative and more interconnected than ever before. Individually, our partner companies are working hard to keep themselves at the cutting edge of their individual disciplines.

Together, we are finding new ways to help our clients reach their customers through integrated communications solutions. We are beginning to see the positive results of our change and growth. And have every reason to believe that we will leverage our strengths in 2002.

Michael Dolan



Red Cell

WPP's fourth network, Red Cell, has the enormous advantage of being new.

David Ogilvy called 'new' "the most powerful word in advertising." With good reason: the appeal of newness comes from the optimistic faith that we've truly learned from what's gone before; that we're free to make changes that make sense without upsetting the apple cart, and that we've turned our learning into something better; something exciting.

With 21 offices worldwide (and growing), Red Cell's mission is filling the considerable gap between the traditional networks and a handful of craft-driven creative agencies that approach global coverage one market at a time. We are the first unique alternative to appear in the last decade.

Even in our first year, Red Cell moved much faster than its creative competitors via acquisition, and operated leaner than its conventional network competition through the application of proprietary new practices and technologies.

Red Cell's most aggressive accomplishment of 2001 was the acquisition of a New York-based agency with a first-rate worldwide creative and strategic reputation – Berlin Cameron & Partners, now Berlin Cameron/Red Cell. The Berlin Cameron acquisition in December brings with it important, relationships with major US-based clients including The Coca-Cola Company, Nestlé/Ralston, New York Life, the National Basketball Association, Acirca and *Advertising Age*.

At the same time, WPP gave the network new leadership with the appointment of Andy Berlin and Lee Daley as Red Cell's Co-CEOs.

Lee, one of the founders of Amster Yard, had most recently been Chief Strategic Officer for McCann-Erickson's European operations and Andy, one of the founders of Goodby, Berlin & Silverstein, had been (and remains) Chairman of Berlin Cameron.

The quality and depth of Red Cell's strategic and creative abilities have been improved substantially in 2001 throughout many parts of the network and a vigorous program of standards and practices is being implemented at this time.

Despite the impact of the general business downturn, Red Cell made use of 2001 to prepare and strengthen its position for rapid growth as a unique and powerful competitor on the world stage, combining the appeal of its new approach with the resources of WPP.

Red Cell looks forward to major accomplishments and growth in 2002 and 2003 in Asia, India, the UK, Europe and Western markets.

Andy Berlin
Lee Daley



Andy Berlin
Co-chief executive officer
Red Cell



Lee Daley
Co-chief executive officer
Red Cell

MindShare

With economic and political uncertainty weighing heavily on the consciousness of most of the world, 2001 was a difficult year for all components of the media landscape: our clients, our media-vendor community, and, of course, ourselves. Meanwhile, consolidation among communications services companies continued with the creation of an elite group of global players on the agency side, mirroring the consolidation that is ongoing among clients and media suppliers.

In this unsettled business climate, MindShare achieved global new business wins of over $1 billion while improving profitability. Now in our fifth year as a multinational network, we are approaching our two-year anniversary as a truly global entity. MindShare is a relatively mature player in the competitive field with 2001 billings of over $20 billion, 72 offices in 52 countries and a staff of more than 3,400 media professionals. In the few years that we have been operating, we have developed a distinct and strong MindShare culture. Our consistency in practice and approach to media solutions provides clients with a trusted global partner everywhere they need us. Like all excellent service companies in consolidating sectors, we recognize that it is our people and our clients who really make the difference.

The broad appeal of our capabilities is reflected in the new client assignments awarded in 2001: Bristol-Myers in the US, the Castrol and ARCO brands from BP on a global basis, Kraft assignments in Europe and Asia, and Twentieth Century Fox wins in Canada. Last year was also when we felt the positive impact of being selected for Unilever's first US consolidated communications channel management assignment. Importantly, the foundation work for a number of key new client assignments was also built in 2001, and these efforts have already borne fruit in 2002.

MindShare is a media investment management firm. This approach sets us apart from the media specialists owned by competitive holding companies. We apply proprietary research and econometrics to deliver critical insights into both a company's competitive landscape and consumers' media consumption habits to form the core of our offering. These insights are translated into strategies and tactics, which are then executed to deliver higher ROI for our clients' media investment.

MindShare has also worked aggressively to fully develop extended core capabilities from content and programming to cross-media and marketing-alliance deals with the world's largest media companies. Last year, we spearheaded several cross-platform deals with some of the world's largest media companies on behalf of major global clients.

Operationally, MindShare took significant steps to expand and initiate new offerings in the area of research and consulting. The ATG Group (Advanced Techniques Group), a unit within MindShare that applies econometrics and marketing sciences techniques to help clients develop business strategies and to better enable them to maximize the value of their media investments, made excellent headway in codifying its global offering. In addition to representing a critical part of our overall client offer, ATG is developing a consulting business in its own right.

Through its "MindShare Consumer Insight" group, MindShare has extended its proprietary "3D" research into 11 new countries. This research brings together a measurement of Brand Equity, social behavior and media consumption into one single source. MindShare has also launched "Snapshots of Youth," a proprietary qualitative study among youth aged 16-19 in Tokyo, Shanghai, Hong Kong, Sydney, Mexico City, Paris, Berlin, Milan, Madrid, London and the US.

We have continued to expand into new markets. We opened 16 new offices within the US, India, Mexico, South Africa, Sri Lanka and Bangladesh. And our existing offices have been recognized for excellence. Significantly, we were named Media Agency of the Year by *Media & Marketing Europe* which noted "MindShare has convinced the judges that strong buying power can be combined with great strategic thinking."

Despite signs of recovery in the US economy in 2002, this year promises to present challenges. And opportunities. Our competitive context continues to become more complex as consolidation continues on the media-agency side. We are also the beneficiaries of this trend, and are in a position to take advantage of the extended resources, and incremental leverage afforded us through our relationship with our sister firm Mediaedge:cia. This dimension ensures that we will remain within the elite tier of media agencies as it relates to the ever important aspects of volume and leverage.

At the same time, many of our key media suppliers are expanding from their base "content and distribution business" into a "communications (cable and telephony) infrastructure." This incremental consolidation is taking place on a global scale and provides us with significant opportunity to identify and exploit media and marketing synergies for our large global clients. We are confident that MindShare's unique media investment management approach, combined with its analytics, strategy development and vast negotiating power, will ideally position us to exploit the potential opportunities in the media landscape.

Irwin Gotlieb
Dominic Proctor



Irwin Gotlieb
Chairman and chief executive officer
MindShare



Dominic Proctor
Chief operating officer
MindShare

Mediaedge:cia

2001 saw the creation of Mediaedge:cia following the acquisition of Tempus Group and the subsequent merger of The Media Edge and CIA in November. This was a positive and healthy outcome for our clients and staff and it came at the end of a difficult year for our industry, affected by the economic downturn and the effects of September 11.

Despite these factors, we are able to report satisfactory results for 2001, and a good new business record for the year. Prior to the merger, CIA wins included Singapore Airlines and Amaretto di Saronno at a global level, H3G in Italy, Xfera in Spain, Siemens in Germany, Six Continents Hotels in Asia and Canon and Hennes & Mauritz in EMEA. It was a special year for CIA as it was voted Asian Media Agency of the Year, just before celebrating its twenty-fifth anniversary globally in association with *TIME* magazine and *Advertising Age*. The Media Edge added, amongst others, Pizza Hut, KFC and Jaguar in the US, Singtel in Singapore, and COI Communications in the UK, to its client list. Our expectations for the new Mediaedge:cia brand are even higher and, to date, have been realistic. We won $350m of new business in January 2002 alone, including international accounts Sony Ericsson and Damovo, ForeninsSparbanken and Scania in Sweden, Pillsbury in Spain, the PepsiCo business in Russia, and additional business for Pentland across EMEA.

In future we are confident that the recent merger of our two media communications specialists has given us the added advantage of size, resource and especially talent. With billings of $16 billion, 4,000 people working in 186 companies in 80 countries across the globe, the newly-formed company is one of the five largest media communications specialists in the world, and we now look forward to further growth.

The combination of the two companies gives us genuine global strength. We now have a greater presence in the US and in Asia Pacific, strength in Latin America (where CIA was previously absent), and a reinforced position in the EMEA markets – we are also market leader in a number of markets and are already beginning to enjoy the benefits of a truly global approach. The merger has given us more opportunity to accelerate our expansion in terms of skills and market coverage, and Mediaedge:cia's geographically-balanced network now enables us to develop, manage and implement national, regional and global communications and media solutions for the benefit of our clients.

In terms of management, Charles Courtier and Mainardo de Nardis, based in the New York and London Headquarters respectively, run the group as a partnership. As in every merger, during the first few months we have focused on developing our new organisation for the future, and we are happy to report that this is now all in place.

Key to our unique offer is MediaLab, our Communication R&D Division, which co-ordinates all research and product development across the group, and OHAL, possibly the largest econometric and modelling specialist in the world. We are also proud of the achievements of 36T, our Total Communications expertise unit which, whilst still relatively small, is providing a model for all offices. This is an important strategic area that is crucial to our development from a media communications agency into a genuine channel-neutral communications planning and implementation specialist.

Mediaedge:cia digital services, Outrider and The Digital Edge, which connect brands and consumers across all digital platforms, have also merged. They specialise in creating e-marketing initiatives which deliver return on investment and brand enhancement for a broad range of direct and group clients and work with Mediaedge:cia to produce fully-integrated on- and offline communication solutions.

As part of WPP, we continue to partner the Y&R group of companies with whom we still share many clients. We also benefit from synergies and opportunities within the Group through the emergent worldwide 'WPP Media' parent company, our joint approach to this fast-consolidating market alongside our sister company, MindShare, which gives us access to further resources, expertise, power and leverage for the benefit of all our clients.

Our ambition for the future is to become the first truly global practitioners of insightful and accountable communications planning and implementation. We aim to provide communications solutions that are channel and discipline neutral and to create powerful connections that engage consumers with brands and influence their behaviour. Our objective is to make a sustainable and measurable contribution to the success of our clients' brands.

These ambitions support our claim, "Well Connected," as we try to optimise the connections across our company and WPP, harnessing all the available talent to enhance the work we do for our clients and, in particular, connections with consumers.

Charles Courtier
Mainardo de Nardis



Charles Courtier
Executive chairman
Mediaedge:cia



Mainardo de Nardis
Chief executive officer
Mediaedge:cia

Despite the recession, the Group's Information & consultancy businesses continued their strong growth with gross profit rising by over 14% and operating margins up over the previous year, although September 11 did have a discernible impact. Particularly strong performances were recorded by Millward Brown in Canada, Spain, France, China, Singapore, Brazil and Mexico; by Research International in the US, the UK, Italy, Australia, New Zealand, South-East Asia and Mexico; by Center Partners; and by Goldfarb Consultants in Mexico.

Technology and interactive research revenue declined during the first nine months of the year but stabilised in the last quarter. This was evidenced by the stabilisation at MB IntelliQuest and a pick-up in activity at Lightspeed, our interactive panel.

The Kantar Group

The robust growth which our sector experienced through the 1990s slowed dramatically in 2001 to 4-5% globally, about half the long run rate, as clients deferred or delayed research spending. Within the overall slowdown, we found the previously fast growing technology and automotive sectors were, not surprisingly, particularly hard hit, and interestingly the traditional packaged goods spenders whose share of market research had been declining, held up best.

Consolidation of our industry continued apace. In media research, we acquired JFC, a French-based media research software company, and Mediafax, which specializes in television audience measurement. Millward Brown acquired Impact, specializing in branding and advertising research in South Africa and strengthened its Italian presence with the acquisition of Delpho. Pharmaceutical research is one of the fastest growing sectors of market research and we acquired New York-based Ziment Associates, a specialist in this arena.

Interactive research growth slowed to around 50% year-on-year; this failure to fulfill some pundits extreme growth forecasts offering an interesting insight into the key drivers of our industry. "Faster, Cheaper, Better" is the promise of the internet for research. "Faster," well yes, usually. "Cheaper" though has driven many companies on the supply side of the industry into financial problems as they have failed to develop a sustainable business pricing model. "Better" has largely not been delivered due to a failure of imagination and inspiration as traditional telephone or face-to-face questionnaires have merely transferred to the internet without unlocking the interactive power of the new technology. And the lesson? It is that speed and cheapness alone are not competitive advantages unless linked with intellect and insight. Market research flourishes when



David Jenkins
Chief executive officer
The Kantar Group

smart, enquiring minds find interesting ways of using technological advances; insight at speed will help our clients develop competitive brands and services, cheaper data will not.

Research International, the world's largest custom market research company, continued its move towards handling its client base more on an agency model of fewer, larger clients awarding bigger, longer-term contracts. The creation of Key Account Directors in 2000 began to bear fruit in 2001 with some large-scale wins, some of them gratifyingly against management consultancies attempting to encroach into our area. RI made particularly strong progress in the UK, US, and Asia.

Millward Brown made good progress in most of its mainstream companies but was particularly hard hit by the problems of its technology clients in the US. Strong performances were turned in by its Asian, Latin American, UK and Continental European operations where start-up Eastern European companies exceeded expectations. Sadly, Millward Brown lost Tony Wheeler, CEO of its Australian and Japanese operations and a leading figure in Australian market research, who passed away after a short illness.

We merged Kantar Media Research and Millward Brown midway through last year as we decided to use the power of MB's international office infrastructure as a more effective way to develop our media research interests. The integration of the hitherto separate units within Kantar opens up interesting new product development opportunities.

Goldfarb Consultants, our Toronto headquartered company, developed well outside its automotive business though this latter specialization was clearly hard hit by the auto industry problems.

Our Indian company, IMRB, had another strong year both domestically and in its West Asia expansion.

The Ziment company brings to Kantar specialists in ethical pharmaceutical research and we are working to expand its reach beyond the US to serve the needs of major drug companies in their major locations.

Our Lightspeed internet panel developed last year with the creation of specialty panels, eg teens and healthcare, and expanded in Europe.

Last, but not least, Center Partners, our 1999 entry into outsourced call handling, saw a year of explosive growth in 2001, exceeding all expectations as it won major long-term contracts and radically increased its capacity through new site openings.

Overall, we navigated our way through a truly horrible year and although we have no illusions that 2002 will be easy, our companies are now structured and ready to help our clients as they emerge from recession.

David Jenkins



Public relations & public affairs

In constant currencies, the Group's Public relations & public affairs revenue showed continued growth, due to acquisitions as well as the inclusion of Y&R for the entire year, rising by over 49%.

However, this sector was most affected by the worldwide recession, particularly in technology, media and telecommunications. On a pro-forma combined basis, although Hill and Knowlton's revenue rose in 2001, Burson-Marsteller, Ogilvy Public Relations Worldwide and Cohn & Wolfe suffered significant revenue declines. Robinson Lerer & Montgomery, however, continued to make a strong contribution to the Group.

As a result, operating margins at our Public relations & public affairs businesses as a whole declined to over 9% against being over 13% in the previous year.

Hill and Knowlton

Despite the worldwide economic slowdown, Hill and Knowlton more than held its own in an intensely competitive and contracting environment for public relations services, as evidenced by its selection to receive the prestigious *Holmes Report's* "Agency of the Year 2001" award. Effectively managing the bottom line, the company was nonetheless disappointed to have eight consecutive years of margin improvement interrupted. H&K's sound reputation and its depth and complexity of expertise continued to make it the agency of choice by top global companies. Anxious in difficult times, clients solicited H&K's consulting counsel, particularly in the corporate arena.

Revenue growth – with notable jumps in two distinct areas: an increase in multi-country assignments and a year-over-year increase by the top 10 clients of the agency – was concentrated in corporate work, marketing, crisis, social marketing and public affairs. The company continued to expand major client relationships and was involved in some of the seminal stories in business around the world. Winning substantial new business assignments and long-term contracts during the year, H&K was proud to count Ford Motor Company, Motorola, and Aventis as clients.

Responding to client and business needs, H&K continued to maximize its matrix structure, emphasizing practice development and geographic presence. The firm expanded its worldwide network to 66 offices in 35 countries by acquiring operations in Lisbon and Paris and opening a new Berlin office. Several new services and offerings were developed to enhance client strategic objectives: HKShareholder Response (Canada), Digital PR (Italy), media communications practice (US), and RADAR, a digital intelligence platform for managing external and internal information sources.

With a new global practice head in place, the healthcare practice experienced good growth, serving worldwide pharmaceutical companies, hospitals, managed-care organizations, and professional associations. The life sciences division extended H&K's reach into the biotechnology, biopharmaceutical, and devices and diagnostics sectors. Practice clients include Abbott, AstraZeneca, Pfizer, P&G, and Ortho Biotech.

As clients demanded increased research and intelligence tools from their agencies, H&K's library of proprietary publications and surveys on issues, news and trends continued to expand. These include *Corporate Seeds* (Brussels), *Highlights* (Amsterdam), *X-Ray* (global marketing) *CoolHunters* (global marketing) *Fusion* (London) and *Bite-Sized* (London). Additionally, the firm expanded its annual *Corporate Reputation Watch* survey of 1,000 global CEOs beyond the US to include Canada and six European countries. Widely recognized and anticipated, the CRW survey augments the firm's credentials on reputation issues to senior management.

Notwithstanding the bumpy terrain, the online phenomenon continued its relentless march with an increase in total internet population. The customer move to online was reflected in client requirements for fully integrated on- and offline communications – "normal.communications." Assignments ranged from webcasts to mobile marketing to online media relations. Additionally, while the dotcom and IT sectors suffered during the year, the technology practice continued to represent market leaders in consumer technology, enterprise software, systems and networking companies including TiVo, BT and Interwoven, and Compaq.

Further evidence of retaining strength and position in the marketplace were the number of awards garnered by the agency in 2001. Notable in frequency are the work in social marketing, corporate and arts and entertainment. Awards include Gold SABRE, *PR Week*, PRSA PRisms, Targhe D'Argento and an Emmy.

Despite an overall industry workforce reduction, the firm was able to retain and hire top talent. H&K was the only strategic communications firm in Canada to make the *Top 100 Employers* list, including a "Top 10 employer" rating for women. In the US, employees ranked H&K high among top agencies.

Howard Paster



Howard Paster
Chairman and chief executive officer
Hill and Knowlton Worldwide

Ogilvy Public Relations Worldwide

With a severe economic downturn hitting the technology sector first in 2001, and then spreading across both industries and geographies, 2001 was a year of retrenchment, restructure and, ultimately, regeneration.

With growth difficult to achieve, we set about redefining our business, building for the future and intensifying the commitment to excellence in client service in everything we do.

Seeking to increase our strength in both local social marketing programs and public affairs in the US, we started the year with the January acquisition of Deen & Black, California's leading public affairs firm working on a number of state social education initiatives.

Additional expansion efforts were focused outside the US and worked to great effect. We added five separate firms in Australia to collectively make us the largest PR entity in the continent – Howorth Communications, Parker & Partners, savage & horrigan, Ethnic Communications and Impact Employee Communication.

In Paris, we acquired AKKA, a full-service firm with a specialty in corporate and financial PR, as part of an ongoing effort to strengthen our European network.

We entered the Middle East marketplace with a headquarters office in Dubai and eight satellite offices throughout the region, including Egypt, Jordan and Morocco.

And we become the first major international network to establish a presence in Vietnam, the region's second most populous country.

At the close of the year, more than one-third of our business was conducted outside the US, the largest percentage in our firm's history.

As the dotcom boom turned to bust, we refocused our technology business on the big players, as evidenced by several key strategic wins. We won a first piece of Sun Microsystems business in April, and three months later were awarded the biggest piece of the pie, the Sun Systems business. This immediately made Sun Ogilvy PR's largest single client for 2001. We also won the European account management business from Dell Computers to help define the strategy and oversee the execution of all their European activities, and Sony Europe's 15-country campaign to support their B2B offerings.

Two key strategies, expanding our predominantly tech markets – Atlanta, Denver and San Francisco – into more fully rounded offerings, and playing to the Ogilvy traditional strength in brand marketing combined nicely together as evidenced by the addition of Target and Coca-Cola's Gift of Reading Program in Atlanta, and both Orange Glo and Celestial Seasonings in Denver.

Excellence in corporate work was evidenced by both the return of Deloitte Touche Tohmatsu to our roster and our global work for Intelsat, a leading international satellite company, that became a private corporation after 37 years as an inter-governmental organization.

And as corporations tightened their budgets, we pursued and won a variety of US government health education programs including the NIH's 3-Year HIV Vaccine Communications program and a three-year effort for media relations support of CDC that includes assisting their anti-terrorism efforts.

With the additions of Johnson & Johnson and Abbott to our portfolio, we end 2001 working for each of the 10 largest pharmaceutical companies in our network. We won J&J business on multiple fronts, working for Ortho Biotech, Ortho McNeil and Ethicon. In fact, what started as one cancer product within Ortho Biotech quickly turned to three. We also strengthened our position in the OTC side of the healthcare arena, with the expansion of our Pfizer business to include Listerine and the addition of Bausch and Lomb for their ocular vitamins.

Our entertainment practice, BWR, secured a third consecutive Oscar victory in 2002, with Jennifer Connelly's Best Supporting Actress win. Best Actress nominee, Renee Zellweger, was also on BWR's roster. This followed the success of another talent client, Benecio del Toro, in 2001 and a victory the previous year with client Hilary Swank.

We ended the year working out a new brand definition and vision to take us forward for 2002. The new vision keeps our senior staff closely tied to clients, focuses our business areas only on those industries where we can supply true added value and brings brand concerns into everything we do. The way we say it, we hope, says it all: Global Resources. Boutique Approach. Brand Solutions.

We enter 2002, smarter, sleeker, stronger and focused on what lies ahead.

Bob Seltzer



Bob Seltzer
Chairman and chief executive officer
Ogilvy Public Relations Worldwide

Branding & identity, Healthcare and Specialist communications

The Group's Branding & identity, Healthcare and Specialist communications revenue grew by 43% last year, again primarily due to acquisitions. Including Y&R, on a pro-forma combined basis, revenue and gross profit rose by almost 1% and operating costs by over 6%, resulting in overall operating margins declining by almost one margin point, chiefly due to margin erosion at some of our Branding & identity and Specialist communications units.

Even as some of the specialist businesses reflected the overall softness in the market, others were very strong. WPP's long history and experience with specialist firms has also helped to further evolve our understanding of three distinctly different and strategic ways these units further the Group's mission:

- Through coordination and combination they become significant businesses in their own right – such as CommonHealth, Enterprise IG and The Brand Union, which now rank first in their respective sectors.
- By collaborating with the larger advertising or PR networks they fill gaps in integrated marketing or 360 degree branding.
- As start-ups or acquisitions in new or embryonic fields, they serve as a pipeline of capabilities that become significant in the future as client needs change.

Some of the noteworthy events, initiatives and achievements in 2001 are summarised below.

CommonHealth

CommonHealth, the world's leading healthcare communications network, had an exceptional year – led by growth of both its traditional business units as well as success with a number of its newer ventures.

CommonHealth companies handle health-related brands in almost every therapeutic category, from professional and consumer advertising, to relationship marketing, physician-patient communication and medical education. Through alliances with sister WPP companies, we also offer clients even more specialised expertise in public relations, brand identity and design, experiential and ethnic marketing – all of which have grown in importance to prescription pharmaceutical companies. Our global capabilities are uniquely delivered through a partnership with the Ogilvy Healthcare Network, a joint venture which has expanded to 13 offices in nine countries. Additionally, in 2001 CommonHealth ventured into the contract sales arena through a unique partnership with PDI, a leading provider of outsourced sales and marketing solutions for pharma and biotech companies.

Demonstrating remarkable breadth and industry penetration, CommonHealth now works with nine of the top 10 pharmaceutical companies in the US, having added major new assignments from Pfizer, GlaxoSmithKline, Aventis-Boehring, Sanofi-Synthelabo and Novartis. While continuing to help build billion-dollar brands like Avandia (GlaxoSmithKline), Listerine (Pfizer), Procrit (Ortho Biotech/J&J), and the Claritin/Clarinex franchise (Schering-Plough) – the majority of which employ multiple capabilities within the CommonHealth network – in 2001 CommonHealth companies participated in the launch or re-launch of 10 pharmaceutical brands, and is poised to take part in 14 additional launches in 2002.

CommonHealth continued to leverage new technologies in 2001, adding extensive digital creative and media capabilities; a digital asset management system; client service internet portals, as well as a fully revamped time reporting and financial services platform.

In recognition of its integrated marketing campaigns and highly differentiated client services in the world of healthcare communications, CommonHealth was named the 'Most Innovative' healthcare communications organization in 2001 by *Med Ad News*, a leading industry publication. Achieving this reputation for new and creative marketing solutions rarely occurs in an industry's largest agency resource – that is what is uncommon about CommonHealth.

The Brand Union and Enterprise IG

The Brand Union management team is growing and managing a diverse portfolio of leading consulting and creative



John Zweig
Chief executive officer
Branding & identity, Healthcare and Specialist communications



Matt Geigerich
President and chief executive officer
CommonHealth

businesses. Having built Enterprise IG into the world's leading brand consultancy, the management team at The Brand Union now has set its sights on creating a number of new global businesses in the next five years. In addition to continuing to grow Enterprise IG, our growth strategy has four additional areas of focus which are of increasing importance to both global and local clients: strategic marketing consulting; brand analytics; internal communication; and live events. With some of the leading providers of services in these areas already member companies, a foundation is in place to create a business whose capabilities and scale are unprecedented in the industry.

Although 2001 was a tough year, there were a number of notable highlights to celebrate.

- Enterprise IG opened offices in Tokyo, Bangkok and Dublin, bringing its network to 22 offices worldwide. Major assignments won during the year include Del Monte and Holcim in the US, Aeon in Japan, Red Bull in Thailand, The Sydney Opera House, SNS Bank in Holland, Coloplast in Denmark, Coca-Cola in Germany, Veda Vodka in Russia and TXU in the UK. The company also won many awards including a silver D&AD for Royal Mail, a gold global packaging award for Peets Coffee and Teas and five Creativity Awards.
- Addison Corporate Marketing continued to grow its consultancy offer through an industry-leading stakeholder alignment programme (ASAP). Consultancy clients include Diageo, Shell, Novartis and Instinet.
- BPRI continued to expand its international network, by adding a third office in Sydney, and had notable client successes with Accenture and Ericsson.
- icon brand navigation, a world leader in research-based marketing strategy consulting, joined the Brand Union in April. From its headquarters in Germany and with six offices, icon works with many international brand leaders. In 2001 icon won the pan-European advertising tracking for General Motors Europe (GME).
- Lambie-Nairn won two silver British Design Association Promax awards and were appointed to create the new brand for the client O_2.
- MCA, the internal communications consultancy responsible for putting people first again at British Airways, was acquired in June. The company is the UK's leading provider of programs designed to align brand promise with employee behaviour.
- MJM, one of the US's leading live events and meetings specialists, was acquired in August – adding a new skill to the Group and helping us to strengthen our relationship with major clients like IBM and Pfizer.
- Oakley Young were ranked number one in their point of purchase display industry by clients and won a major new assignment from Estée Lauder.
- The Clinic won a major piece of work for BT.
- The Henley Centre conducted its first Social Changes study in the US and won work from BT, The Army and Coca-Cola.

Specialist communications

Interactive, relationship marketing and promotion

- RTC was named relationship marketing agency of record for Nasdaq, the world's largest stock market, and is also working with digital@jwt to provide Nasdaq with integrated marketing solutions.
- VML was acquired by WPP in June of 2001 and reported a record level of revenue for the first year as part of WPP. The organisation is beginning to forge new relationships and leverage the network into growth opportunities, working collaboratively with other WPP agencies in the US and Europe. Major new business wins include the interactive AOR assignment from Burger King where VML is now handling talent negotiation, broadcast



Dave Allen
Joint chief executive
The Brand Union



Jim Johnson
Joint chief executive
The Brand Union

business management, franchisee extranet development, and new assignments in loyalty marketing. It has also expanded business with Colgate-Palmolive after winning the global Web Development AOR – working closely with Y&R and Y&R2.1 – to bring innovative online and digital marketing solutions to Colgate brands worldwide.

Strategic marketing consulting

• Glendinning, a leading international marketing consulting company focusing on 'demand management' joined the Group in April 2001 with a blue chip consumer goods client base and capabilities in Europe, Asia, South Africa and North America. Glendinning is staffed by senior sales and marketing line managers previously with leading companies such as Unilever, Procter & Gamble and Mars.

Demographic marketing

• The Geppetto Group, originally a WPP start-up, was the winner for the second consecutive year of the Golden Marble Awards (recognising creative excellence in kid advertising/marketing) for best overall TV campaign; and added Coca-Cola to its client roster after a highly competitive pitch comprised of big, multinational agencies; Geppetto authored two forward-thinking pieces of research: *Gender* and *Teen Girls*, and beat our profit projections by nearly 100%.

Industry sector marketing

• At Pace, the leading real estate advertising business, billings and profit were the highest in 12 years; Green Advertising of Boca Raton, Fla, acquired by Pace in 1999, showed a 100% profit growth in 2001 as compared to 1999 and 20% over year 2000.

• Shire Health Group, a London-based PR and medical education resource, won European 'Consultancy of the Year' Communique award for PR and medical education – for the third time in four years. In addition, Shire Health Group won 18 other Communique awards in 2001, and won two Creative Excellence awards at the Chicago Film Festival. Shire Health Group's New York office was set up in collaboration with CommonHealth to support a global expansion strategy, and enabled major global account wins with Roche, Pfizer, and Boehringer Ingelheim for the first time – offering a truly transatlantic service to their US and European teams. Olog-e, a digital communications agency, was launched to further extend the service offering in Shire Health Group to web design, animation and film making for healthcare clients.

Media, technology and production services

• International Presentations opened offices in New York and Hong Kong and moved into investor relations roadshows.

• Metro Group provided high definition camera equipment for the first ever multi-camera shoot in the UK (SClub7 concert) and for what was reputed to be the largest ever multi-camera shoot in the world at the Robbie Williams concert in Germany.

Sports marketing

• PRISM Group had another strong year that started with securing the global Shell sponsorship communications account; quickly followed by a successful bid for client Heineken with the 2004 Athens Olympic Games. Mid-year, PRISM was named Land Rover's global sponsorship agency. The firm's product launch skills were also used heavily in the year by Shell for their new Optimax brand and by Ford for their all new Fiesta. PRISM ended the year by opening a new office in Southern California to service newly-won Jaguar and Land Rover public relations business.

John Zweig



Group financial performance

Turnover was up 50% to £20.9 billion, reflecting in part the full consolidation of media investment management.

Reportable revenue was up almost 35% to £4.022 billion and gross profit up over 38% to £3.790 billion. On a constant currency basis, revenue was up 33% and gross profit up over 36%. Pro-forma for the merger with Y&R, constant currency revenue was up over 1%.

Profit before goodwill, interest, tax, investment gains and write-downs was up almost 30% to £561.1 million from £431.1 million and up almost 32% in constant currencies.

The Group's tax rate on profits was 28%, down from 30% on the previous year, reflecting the impact of further improvements in tax efficiency.

Diluted earnings per share before goodwill, investment gains and write-downs were up almost 2% at 30.6p. In constant currency, earnings per share on the same basis were up slightly.

All severance and restructuring costs have been included in operating profits. In light of the collapse in technology equity valuations, it has been considered prudent to write down the net balance sheet value of the Group's investments in this area by £70.8 million. This results in diluted earnings of 23.7p per share after these non-cash write-downs. At the end of 2001, the unrealised surplus on the Group's other quoted fixed asset investments was over £80 million.

The Board recommends an increase of 20% in the final dividend to 3.06p per share, making a total of 4.5p per share for 2001, a 20% increase over 2000. The record date for this dividend is 7 June 2002, payable on 8 July 2002. The dividend for 2001 is almost seven times covered by earnings.

Operating margins

Pre-goodwill, operating margins (including income from associates) were 14% on a reportable and constant currency basis. The margin gap between the very best performing competition and ourselves continues to narrow. Post-goodwill, profits before interest, tax, investment gains and write-downs was up almost 31% to £546.3 million from £417.4 million.

Operating margins before short-term and long-term incentive payments (totalling £81 million or over 12% of operating profit before bonus and taxes) fell to 16% from 17.9%, reflecting the impact of more difficult trading conditions and of the Group's pay-for-performance compensation strategy. Reported operating costs rose by over 39% and by over 37% in constant currency.

On a reported basis the Group's staff cost to gross margin ratio, excluding severance and incentives, rose to 56.5% from 54.1%.

Variable staff costs as a proportion of total staff costs have increased over recent years, although the impact of the recession in 2001 has reduced this ratio to 8.2% and variable staff costs as a proportion of revenue to 4.6%. This highlights the benefits of the increased flexibility in the cost structure.

With the recession, the task of eliminating under-utilised property costs has again become a priority. The Group occupied approximately 14 million square feet worldwide, at a total establishment cost of $466 million in 2001. Around one million square feet at an annual cost of $39 million is under-utilised currently, mainly in the US. Despite the traditional inflexibility of property costs, approximately one million square feet of the Group's property portfolio is scheduled for renewal or termination in the US in the next two years.

Like-for-like performance

On a like-for-like basis, excluding all acquisitions, revenue was down by 3.0% and gross profit was down 4.0% on 2000. Total operating and direct costs were down 3.5% on the previous year. Staff costs excluding incentives were flat, as were total salaries.

On a constant currency basis, pre-tax profits were up over 29% reflecting the weakening of sterling against the dollar, counterbalanced to some extent by strength against the euro. If sterling had stayed at the same average levels as 2000, on this basis profits would have been £478.0 million.

Headcount

Our staff numbers (excluding associates) averaged 50,487 against 36,157 in 2000, up over 39%. On a like-for-like basis, average headcount was down to 50,487 from 51,398, a decrease of almost 2%. At the end of 2001 staff numbers were 51,009 compared with 55,811 at the end of 2000 on a pro-forma basis, a reduction of almost 9%.

Manufacturing

Gross profit was flat with operating profit and margins up slightly at the Group's manufacturing division.

Parent company initiatives

Increasingly, WPP is concentrating on its mission of the 'management of the imagination', and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership of the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retailing, entertainment and media, financial services and hi-tech and telecommunications.

Acquisitions and start-ups

In 2001 the Group increased its equity interests, at a combined initial cost of £736 million in cash, in Advertising and Media investment management in the US, the UK, Australia, Brazil, France, Portugal, South Africa, South Korea, Taiwan and Turkey; in Information & consultancy in the US, Germany and South Africa; in Public relations & public affairs in the US, Argentina and Switzerland; and in Branding & identity in the US, the UK and Japan; in Direct, promotion & relationship marketing in the UK, France and Hong Kong; and in interactive in the US, the UK, France and South Korea.

Treasury activities

Treasury activity is managed centrally, from the parent company's London, New York and Hong Kong offices, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.



The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

The Group therefore aims to limit the impact from increases in rates while seeking to ensure that it benefits from rate reductions by regularly reviewing its exposure profile and deciding upon the periods for fixing rates in the light of financial market expectations. Its principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies, including amounts drawn under the working capital facility, represented 99% of the Group's gross indebtedness at 31 December 2001 (at $782 million, £130 million and €1,050 million respectively) and 99% of the Group's average gross debt during the course of 2001 (at $1,282 million, £90 million and €610 million). 90% of the year-end dollar debt is at fixed rates averaging 5.11% for an average period of 40 months. 57% of the euro debt is at fixed rates averaging 5.49% for an average period of 50 months. The sterling debt is all at floating rates. Cash balances in these currencies at 31 December 2001 were £84 million, €125 million and $208 million (reflecting 42% of cash balances).

Other than fixed rate debt, the Group's other fixed rates are achieved through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2001, no forward rate agreements or interest rate caps were outstanding.

These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowing and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis. An analysis of the debt and fixed rate maturities is shown in note 9 on page 65.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of average gross borrowing levels and debt maturities are closely monitored.

2001 Cash flow £m


115 Other
125 Depreciation
506 Operating profit
Cash in
Free cash flow £504m
46 Net interest
118 Capital expenditure
78 Tax
Cash out
770
660
550
440
330
220
110
0

2000 Cash flow £m


93 Other
79 Depreciation
379 Operating profit
Cash in
Free cash flow £300m
58 Net interest
112 Capital expenditure
81 Tax
Cash out
560
480
400
320
240
160
80
0

1999 Cash flow £m


21 Other
42 Depreciation
264 Operating profit
Cash in
Free cash flow £171m
33 Net interest
65 Capital expenditure
58 Tax
Cash out
360
300
240
160
120
60
0

Targets for average net debt are set on an annual basis, and to assist in meeting this, working capital targets are set for all the Group's major operations.

The Group's significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, as this is the predominant currency of revenues.

Significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at 31 December 2001. No speculative foreign exchange trading is undertaken.

Cash flow

As at 31 December 2001, the Group had net debt of £885 million compared with net debt of £25 million at 31 December 2000 (2000: £36 million on the basis of 2001 year end exchange rates), following net cash expenditure of £736 million on acquisitions and £103 million on share repurchases.

Net debt averaged £834 million in 2001, up £411 million against £423 million in 2000 (up £385 million at 2001 exchange rates). The average debt figures for 2000 include the impact of the Y&R long-term convertible bond of £195 million for the final quarter. These net debt figures compare with a current equity market capitalisation of approximately £8.0 billion giving a total enterprise value of approximately £9.0 billion.

Cash flow remained strong as a result of improved profitability and management of working capital. In 2001, operating profit was £506 million, capital expenditure £118 million, depreciation and amortisation of £125 million, tax paid £78 million, interest and similar charges paid £46 million and other net cash inflows of £115 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £504 million. This free cash flow was more than absorbed by acquisition payments and investments of £736 million, share repurchases and cancellations of £103 million and dividends of £44 million.

Your Board continues to examine ways of deploying its substantial cash flow of over £500 million per annum to enhance share owner value. As necessary capital expenditure normally approximates to 1-1.25 times the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

As noted earlier, your Board has decided to increase the final dividend by 20% to 3.06p per share, taking the full year dividend to 4.5p per share which is almost seven times covered by earnings. In addition, as current opportunities for cash acquisitions may be limited particularly in the US, the Company will continue to commit £150-200 million for share buy-backs in the open market, when market conditions are appropriate. Such annual rolling share repurchases would represent approximately 2-2.5% of the Company's share capital. This is perceived to have a more significant impact in improving share owner value than dividends.

Net debt at 31 March 2002 was £1,505 million, compared to £987 million at 31 March 2001. In the 12 months to 31 March 2002, the Group's free cash flow was £502 million. Over the same period, the Group's expenditure on capital, acquisitions, share purchases and dividends was £928 million. Net interest costs will reduce in 2002 following the issue of a 2% £450 million Five Year Convertible Bond in April 2002.

Net balance sheet assets

No hedging is undertaken in relation to the accounting translation of overseas balance sheets. In 2001 this resulted in a decrease of £81 million (2000: decrease of £133 million) in the sterling value of share owners' funds due to movements in exchange rates. In 2001, net assets of £3,641 million compared with £3,394 million (restated) in 2000.

2002 prospects

As usual and given conditions in 2001, our budgets for 2002 have been prepared on a conservative basis largely excluding new business particularly in Advertising and Media investment management. They predict flat like-for-like revenue in comparison to 2001 numbers and a stronger second half of the year relative to the first, driven primarily by easier comparables to last year. They also indicate Advertising and Media investment management revenue down 3% counterbalanced by marketing services revenue growth of 3%, primarily driven by comparative strength in Information & consultancy, Healthcare and direct. This compares with budgeted growth of 6% in 1998 against like-for-like outcome of almost 8%, budgeted growth of over 4% and achieving almost 8% in 1999, budgeted growth of 10% and achieving 15% in 2000 and budgeted growth of 7% and a decline of 3% in 2001.

In the first three months of 2002, constant currency revenues were down over 1% and on a like-for-like basis, excluding acquisitions and currency fluctuations, down almost 9%.

Net new business billings so far in 2002 were very strong with over $900 million of wins.

Incentive plans for 2002 will focus more on operating profit growth than historically to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and Group co-operations.

In these circumstances there is no reason to believe that the Group cannot achieve the revised objective set in 2001 of further improving margins by up to another one margin point to 15% in 2002 with the potential for a further 0.5 of a margin point improvement in 2003. Your Board does not believe that there is any functional, geographic, account concentration or structural reasons that should prevent the Group achieving operating margins of 15.5% by 2003. After all, the two best listed performers in the industry are or have been at 15-16% and that is where we would want to be. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. As a result of this confidence, your Board had already set a new operating margin plan, its sixth since 1991, to achieve further growth in operating margins beyond 2003. The objective is to achieve 20% margins over a period of time.

In the short term, advertising and marketing services expenditure will likely remain flat, although spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government is the largest advertiser in the UK market) and price-value retail sectors has remained relatively resilient. These sectors represent approximately 20% of the Group's revenue.

In the long term the outlook is very favourable. Overcapacity and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications and the continued dominance of the US economy underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Advertising and marketing services expenditure as a proportion of gross national product should continue to grow.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short term, to weather the recession; in the medium term to continue to successfully integrate the mergers with Y&R and Tempus; and finally, in the long term, to continue to develop its businesses in the faster growing geographical areas of Asia Pacific, Latin America, Central and Eastern Europe, Africa and the Middle East and in the faster growing functional areas of marketing services, particularly direct, interactive and market research.

2001 has been a brutal year. 2002 will be difficult but hopefully not as traumatic. Early indications are that the worldwide growth of advertising and marketing services expenditure will be flat or slightly down. 2003 may be slightly better.

Our people have responded magnificently in 2001 to the difficult economic, political, financial, personal, emotional and psychological conditions that they have faced. They have delivered results which, even including all exceptional items, have out-performed their competition and grown market share.

We believe that despite the challenges that we face, 2002, WPP's seventeenth year, should be another good one.

Paul Richardson
Group finance director

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections, anticipated future economic performance as assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, unanticipated natural disasters, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

What we think



Consumer is king as producers fight it out

Brand communications are as necessary as any other raw material for profitable brand survival, says Martin Sorrell

> *"Continue to innovate, build brands and you will earn (and deserve) a premium price."*

For the makers and sellers of things, one relatively recent change overshadows all others. For all of the nineteenth and some of twentieth century, the major problem facing manufacturers was one of production: in almost every market, consumer demand greatly outstripped production capacity.

So client companies properly concentrated on increasing both the quantity and the efficiency of their output and the consuming public uncomplainingly consumed just about everything as it was made.

The change was a relatively gradual one, not marked by any famous date or occasion, but it is now effectively complete. For the makers and sellers of things, the major problem for the twenty-first century is not underproduction but overproduction. And the implications of this irreversible, 180-degree shift are wide-ranging indeed.

In a world in which an automobile and truck industry can produce 80 million units and consumers can consume only 60 million units, the balance of power has swung overwhelmingly in favour of the consumer. No longer is the consumer touchingly grateful to be put on a waiting list. Today's consumer can pick and choose and haggle. In a world of overcapacity, the consumer really is king and needs to be wooed and courted and flattered and persuaded. Recent developments in technology have only reinforced the power of the consumer.

And it is this change, of course, that greatly affects the future of advertising – and indeed, all other forms of marketing communication.

Today's obsession with brands is no more than a recognition that, at least in the fortunate parts of the world, people now choose, reject, dislike or remain loyal to competing brands for a vast and complex set of reasons, many of which may appear totally irrational. For today's makers and sellers of things to succeed they need the most sensitive understanding of consumer behaviour (which means research) and the ability to differentiate broadly similar products from each other by means of their communications. And that means packaging, advertising,

Manufacturing production 1995-2001
1995=100


US
Germany
UK
140
130
120
110
100
90
1995
96
97
98
99
00
01

Source: Thomson Financial Datastream

Worldwide communications services expenditure 2001

$billion	Advertising	Market research	Public relations & public affairs	Specialist communications	$bn Total
US	142.3	6.1	2.5	408.4	559.3
UK	15.4	1.7	0.9	59.7	77.7
France	9.2	1.1	0.1	22.2	32.6
Germany	17.3	1.5	0.2	33.7	52.7
Japan	42.3	1.1	0.1	43.6	87.1
Rest of World	98.4	4.1	0.1	138.9	241.5
Total	**324.9**	**15.6**	**3.9**	**706.5**	**1,050.9**

Source: Zenith Media, ESOMAR, PR Week, Council of Public Relations, WPP estimates and various other trade sources

Comparative rankings of communications industry segment (2000 and 1996)

1996 % of total
□ 2001 % of total



%
5
4
3
3
1
0
18.3
20.6
15.6
15.4
14.3
13.5
12.3
12.0
10.7
10.2
10.7
9.1
5.5
5.4
4.4
5.3
2.4
2.7
1.9
2.5
1.8
1.3
1.1
1.2
1.0
0.8
Cable and satellite television
Entertainment
Marketing services
Broadcast television
Business information services
Newspaper publishing
Consumer internet
Professional, educational and training media
Consumer magazine publishing
Radio broadcasting
Miscellaneous publishing
Consumer book publishing
Business-to-business communications

Source: Veronis Suhler

World's top 20 most valuable brands 2001

	Brand	2001 brand value $mm	% change 2001 vs 2000	2000 brand value $mm	Market cap of parent company July 2001	Brand value as % of market cap July 2001	Brand leverage 2001	Industry	Country of origin
1	Coca-Cola	68,945	–5	72,537	113,400	61	4.18	Food & beverages	US
2	Microsoft	65,068	–7	70,197	380,000	17	3.16	Software	US
3	IBM	52,752	–1	53,184	198,700	27	0.67	Technology	US
4	GE	42,396	+11	38,128	498,600	9	0.38	Industrial	US
5	Nokia	35,035	–9	38,528	104,200	34	1.37	Telecoms	Finland
6	Intel	34,665	–11	39,049	202,200	17	1.15	Technology	US
7	Disney	32,591	–3	33,553	60,000	54	1.91	Travel and leisure	US
8	Ford	30,092	–17	36,368	45,900	66	0.27	Automotive	US
9	McDonald's	25,289	–9	27,859	35,400	71	0.75	Retail	US
10	AT&T	22,828	–11	25,548	148,950	15	0.39	Telecoms	US
11	Marlboro	22,053	+0	22,111	107,300	21	2.28	Leisure goods	US
12	Mercedes	21,728	+3	21,105	45,530	48	0.59	Automotive	Germany
13	Citibank	19,005	+1	18,810	268,900	7	0.86	Financial services	US
14	Toyota	18,578	–1	18,824	133,400	14	0.23	Automotive	Japan
15	Hewlett-Packard	17,983	–13	20,572	55,800	32	0.41	Technology	US
16	Cisco Systems	17,209	–14	20,068	140,700	12	1.01	Technology	US
17	American Express	16,919	+5	16,122	52,300	32	0.80	Financial services	US
18	Gillette	15,298	–12	17,359	31,400	49	3.89	Personal care	US
19	Merrill Lynch	15,015	n/a	n/a	49,600	30	0.63	Financial services	US
20	Sony	15,005	–9	16,410	52,500	29	0.29	Electronics	Japan

Source: Interbrand

e-trading, direct marketing, PR and every other increasingly fragmented form of brand communication.

So for the long-term future for advertising and the communications business generally, the increasing power of the buyers of things over the sellers of things can only be good news. Brand communications are as necessary as any other raw material for profitable brand survival.

But much less obviously, client companies are still facing a shortage of capacity; not of manufacturing but of talent. Increasingly the battleground between companies will be in recruiting, training, developing, retaining and incentivising their people.

Advances in technology have also made the individual more important and powerful – not only as a consumer, but inside the corporation. In addition, our clients are still faced by the challenge of the web and new technologies. These continue to threaten to disintermediate our clients and to do so with lower-cost business models. We face this challenge in our own company in the area of market research where the new technologies challenge the effectiveness and speed of the old technologies – such as post and telephone.

These new technologies also continue to threaten to steal talent. Despite the dotcom bust and the return to traditional industries of young talent, these people still lust after opportunities in small, unbureaucratic companies that offer significant responsibility at an early age. The re-entry interviews that we have conducted indicate no great regret in having joined now bankrupt dotcom entities. So talent, too, must be wooed and won.

And when talent has been won, it must be kept: which is why the importance of strong internal communications has grown so steeply over the past few years. Well over 50% of what we do for our clients in advertising, media investment management, information & consultancy, public relations & public affairs, branding & identity, healthcare and specialist communications is now directed at internal audiences. Making sure that internal audiences are onside is critically important in ensuring strategic and structural messages are transmitted to customers, clients, suppliers, investors, journalists, analysts, governments and non-governmental organisations.

There can be no doubt that advertising and marketing services will be in increasing demand in the coming years. In fact, there is statistical evidence to substantiate this. Advertising as a proportion of GDP burst through previous cyclical highs in 2000, which clearly indicates that advertising is becoming more important, particularly in the mature economies where the issues of overcapacity, the new technologies and internal communications are even more acute. All this is reinforced by the need for companies to establish strong brand presences in North America, which accounts for more than 50% of worldwide spending in most worldwide industrial and service categories. The world is not being globalised, it is being Americanised.

Top 10 countries ranked by 2000 advertising expenditures as % of GDP


%
5
4
3
3
1
0
4.30
2.03
1.66
1.63
1.52
1.45
1.45
1.38
1.32
1.30
Puerto Rico
Hong Kong
Hungary
Portugal
Greece
Czech Rep.
US
S. Korea
N. Zealand
Venezuela

Source: Zenith Media, December 2001

The perception of Americanisation has increased
% agreeing with the statement "Our society is too Americanised"


1991
2001
%
80
60
40
20
0
37
54
35
48
49
53
53
67
35
44
France
Germany
Italy
Spain
UK

Source: The Henley Centre

So what disturbs this encouraging picture? Only the short term. Over the past 18 months there has been a worldwide recession which has had a significant impact on advertising and marketing services expenditure. The public relations & public affairs sector was the first to be hit, particularly in the information technology, telecommunications and media areas. Some specialist areas of marketing services, particularly branding & identity, followed. The advertising and media investment management sector has been less affected and information & consultancy (market research) has been relatively unaffected. However, clients concerned by the ever-increasing cost of traditional media in comparison with general price inflation have started to look at alternatives, or reduced spending.

Advertising and marketing services are cyclical by nature as the last 18 months have proved. However, even in the short term there is scope for expansion. Compete solely on the basis of price, as many are doing at the moment through excessive promotion, and your product or service will become a commodity; profitless prosperity is a fool's prosperity. Continue to innovate, build brands with both tangible and intangible benefits to the consumer, and you will earn (and deserve) a premium price. ■

This article was first published in *The Times* of London on 20 February 2002 and is reprinted here with kind permission.

Delivered to the British Brands Group in London
by *Jeremy Bullmore* on 5 December 2001 and published verbatim

Posh Spice & Persil

Both big brands; both alive; and both belonging to the public

"Right from the beginning, I said I wanted to be more famous than Persil Automatic."
Victoria Beckham, *Learning to Fly*, The Autobiography, 2001

In his British Brands Group inaugural lecture last year, Tim Ambler of the London Business School set a depressingly high standard.

He raised a number of critical questions about the nature and value of brands and answered many of them. He left us with one perplexity.

If brands are as important as they are to business – and he left us in absolutely no doubt that they are all-important – why do chief executive officers and their boards devote such a curiously small proportion of their time to their health and nourishment?

With seemly diffidence, I'd like to put forward a possible explanation.

And as a sort of hors-d'œuvre to the main course of my lecture, I offer you these 13 deeply disturbing brand facts.

- Products are made and owned by companies. Brands, on the other hand, are made and owned by people... by the public... by consumers.
- A brand image belongs not to a brand – but to those who have knowledge of that brand.
- The image of a brand is a subjective thing. No two people, however similar, hold precisely the same view of the same brand.
- That highest of all ambitions for many CEOs, a global brand, is therefore a contradiction in terms and an impossibility.
- People come to conclusions about brands as a result of an uncountable number of different stimuli: many of which are way outside the control or even influence of the product's owner.
- Brands – unlike products – are living, organic entities: they change, however imperceptibly, every single day.
- Much of what influences the value of a brand lies in the hands of its competitors.
- The only way to begin to understand the nature of brands is to strive to acquire a facility which only the greatest of novelists possess and which is so rare that it has no name.

• The study of brands – in itself a relatively recent discipline – has generated a level of jargon that not only prompts deserved derision amongst financial directors but also provides some of the most entertaining submissions in Pseuds' Corner.
• It is universally accepted that brands are a company's most valuable asset; yet there is no universally accepted method of measuring that value.
• The only time you can be sure of the value of your brand is just after you've sold it.
• It is becoming more and more apparent that, far from brands being hierarchically inferior to companies, only if companies are managed as brands can they hope to be successful.
• And as if all this were not enough, in one of the most important works about brands published this year, the author says this: "Above all, I found I had to accept that effective brand communication... involves processes which are uncontrolled, disordered, abstract, intuitive... and frequently impossible to explain other than with the benefit of hindsight."

All of the above, I believe to be fact. For the sake of economy, and to some extent for effect, I have made some half truths into whole truths and presented them more starkly than perhaps a more conscientious lecturer would have ventured to do.

But all of the above statements are more or less true.

So, in answer to Tim Ambler's implied puzzle – why do CEOs devote so little of their time and intelligence to the care of their most important asset? – I advance this explanation:

Brands are fiendishly complicated, elusive, slippery, half-real/half-virtual things. When CEOs try to think about brands, their brains hurt.

And I sympathise. Given the nature of brands – and the persistent perversity of consumers – who wouldn't choose to concentrate executive time on simple, rational, quantifiable things: like gross margins and case rates and return on capital invested?

I believe it to be an increasing human instinct – and an entirely understandable if highly dangerous one – to over-value that which we can measure and to undervalue that which we can't. There is a comfort to be found in figures: they give us a sense of certainty, however false, in an otherwise chaotic world.

In his usefully corrective book *The Tyranny of Numbers,* David Boyle quotes the economist Robert Chambers:

"Quantification brings credibility. But figures and tables can deceive, and numbers construct their own realities. What can be measured and manipulated statistically is then not only seen as real; it comes to be seen as the only or the whole reality." And Chambers summed it all up like this:



"Economists have come to feel
What can't be measured isn't real.
The truth is always an amount –
Count numbers; only numbers count."

Perhaps the time will come when the mysteries of brands will be no more; when everything about them can be measured, valued, predicted and replicated. Perhaps. But not in my lifetime; nor even, I think, in yours.

So, with the hors-d'œuvre behind us, my aim for the main course of this lecture will be to explore most of those 13 deeply inconvenient brand facts rather more thoroughly: not to provide answers or solutions but more, I hope, to shine a little light on these murky matters. Thinking about brands should be a productive rather than a painful occupation – and should lead to a greater confidence in taking intuitive decisions. More often than not, such decisions turn out to be gratifyingly simple.

First, my thanks to Victoria Beckham for the title of this lecture.

If her early ambition to be more famous than Persil Automatic seemed to you surprising – or even laughable – it shouldn't have done. It was very astute of the young Posh Spice to choose not Robbie Williams nor Sir Cliff Richard nor Madonna as her benchmark of fame but the country's best-known washing powder.


Hello

Because just about the only thing that successful brands have in common is a kind of fame. Indeed, it's been suggested that brands are the real celebrities. And for most human beings, fame not only holds a powerful fascination but bestows an incalculable value on anything that enjoys it. We value the famous far more highly than the little known.

I do not think, as is often suggested, that this is a new phenomenon. Nor do I think, another social theory, that we the public have invented celebrities as a replacement for the vanished aristocracy. Rather, I think that the aristocracy were of interest to us peasants not because they were aristocratic but because they were the most famous people around. We should not assume that everyone who stands in the rain to catch a glimpse of Her Majesty the Queen is a royalist. The Royal Family continue to engage the interest of us peasants at least as much because they are celebrities as because they are royal.

And then, as Andy Warhol so memorably observed, with the arrival of mass media, particularly of course television, fame became technically available to everyone: if only for 15 minutes.

It is one of the peculiarities of fame – whether for people or products – that real fame appears to be spectacularly untargeted. By that I mean, that the most famous people in the world are known to an infinitely greater number of people than their particular talent or profession would seem either to demand or to deserve.

Victoria Beckham is one such example. So is Madonna. Real fame implies being known to millions of people who have never bought your records and never will. Stephen Hawking is known to millions of people who will never understand a word he writes; and to 10 times as many who will never even try to.

To the consternation of media planners and buyers in advertising agencies, the same is true for brands. A brand, if it is to enjoy genuine celebrity, must be known to a circle of people that far exceeds what we in the business so chillingly call its target group.

It is not enough for BMW to be known only to that 5% of the population wealthy enough even to contemplate buying one. For BMW to enjoy real fame, it needs to be known almost indiscriminately.

I do not know why this should be; I only know that it is.

There are those who believe that it's all to do with envy and one-upmanship: what's the point of your driving about in a £50,000 BMW if 95 per cent of us peasants don't realise just how successful you must be to own one? There may be a bit of truth in this theory: but it surely can't explain the value that Persil derives from being universally famous? And doesn't it seem improbable that we pop a six-pack of Coke or a packet of Oxo cubes into our shopping basket in the hope of arousing envy and admiration in the hearts of all the other others at the checkout counter?

There are thousands of great and public brands that virtually no one is debarred from buying on the grounds of price – yet they possess a value that lesser-known products lack.

For manufacturers, for brand marketers, I don't think the question of why matters very much. It only matters that it is. Fame is the fundamental value that strong brands own.

You do, of course, have to be famous for something: and we come to that later.

The matter of fame takes us naturally to the matter of brand ownership.

Of course, in a legal sense, the company owns the brand. But for a company to *feel* that it owns its brands is to tempt it to believe that it has total control over them: and it does not.

Forget the marketing-speak. The image of a brand is no more nor less than the result of its fame: its reputation. And like a reputation, it can be found in only one place: in the minds of people.

Lord Archer, Sir Richard Branson, Victoria Beckham, Rudolph Giuliani, Harry Potter and the Prince of Wales are all public figures; and like all public figures, they have reputations. But you will not find these reputations neatly defined and filed away in Companies' House, nor lodged with their respective solicitors. The only way you will find a reputation is by opening up other people's minds and peering inside. The same is true for the image of the brand.

Nor, of course, does a public figure have a single, constant reputation, shared by everyone. One of the most potent political reputations over the last 30 years has been that of Mrs Thatcher. Not only has that reputation changed dramatically over time, but it has never been remotely homogenous.

This very same person, *indisputably* the same person, at exactly the same point in time, has been seen as both tyrant and liberator: and a thousand variations in between.

Her views, actions and achievements have been known to everyone. The stimuli have been common. But the response to those stimuli has been as varied as the characters of those who have known of her existence. Mrs Thatcher's reputation does not belong to Mrs Thatcher; it belongs to the 50-odd million people in this country who know of her existence – and many more abroad – and it comes in as many different shades.

Tiresome though it may be to accept, the same is true for brands. The most valuable part of a brand... the added value bit... the bit that protects respectable margins and fills up the reservoir of future cash flow... the bit that distinguishes a brand from a mere product... *doesn't belong to it.* It belongs to its public. And for those who are loyal to brands, this sense of ownership, of possession, is strong and often overtly recognised. It's 30 years or so since I first heard real people in group discussions talking openly and quite unselfconsciously about their favourite washing powder. But they didn't just talk about Persil: they talked about *my* Persil.

So the image of the brand – its brand reputation – that which makes it the shareholders' most valuable asset – doesn't belong to it. It belongs to all those who give thought to it.

No wonder CEOs prefer to spend their time counting things.

But the fact that the image of the brand doesn't reside with the brand is not quite such a depressing truth as it may seem. Because it leads us to wonder how exactly these images... these brand reputations... are formed in the first place.

Many marketing companies, and even more of their marketing advisors, pride themselves on their ability to build brands. But of course neither group builds brands: because brands are built in people's heads.

What the most skilful of marketing companies do, with great sensitivity and unceasing vigilance, is provide some of the raw material from which brands are built. There is an enormous difference.

Many years ago, I wrote that people build brands as birds build nests, from scraps and straws we chance upon. The metaphor remains a useful one – but it needs to be both modified and amplified.

I said earlier, as one of my 13 unpalatable brand facts, that "people come to conclusions about brands as a result of an uncountable number of different stimuli."

That's true – but we can count some of them. These are some of the scraps and straws from which people build brands.

Let me start with the *product*. It's often said that a brand is a product with added communication: but it seems to me that the intrinsic product – its delivery, its function – must itself be the primary brand communication. No washing powder which fails to deliver high standards of detergency will survive – however skilfully marketed. No beer that fails to please the taste buds – however great its advertising budget – will survive. Function is the first and permanent requirement for brand success. I shall talk much in this lecture about brand reputation and added value: but let me first echo a warning issued earlier this year by Niall FitzGerald in his *Marketing Society* annual lecture.

He identified the manufacturer who starts out by being technologically very advanced – and is deservedly very successful. As his market gets more and more competitive, he comes to realise that he needs both product performance *and* brand character in order to stay ahead. Brilliantly, an image is built for his brand – so that users not only respect it but feel loyal to it as well. He is even more successful.

Then comes the critical stage. He becomes such an enthusiast for the notion of brand personality – and falls so deeply in love with his own – that he comes to believe that competitive product performance is no longer his highest priority. So he neglects to innovate, he neglects to invest in R&D, he stops listening intently for those first faint murmurs of discontent – and, for a month or two, or even a year or two – his success continues and his profits mount.

And then, with savage suddenness, his once healthy brand becomes an invalid: losing share and reputation with precipitate speed.

Because when people discover what's been done, that a once-loved brand has taken its users for granted, those users will be totally and brutally unforgiving. And their desertion will have something of vengeance about it.

I shan't talk much more about function: not because it's of little importance but because it's so self-evidently central to brand success that reiteration of that truth should be unnecessary.

The next most obvious clue to brand character is *advertising*: often claimed to be the greatest brand builder of them all. I spent over 30 years in advertising; but unless you define advertising in an unusually liberal way, I wouldn't necessarily support that claim. That there has to be some *communication* between a brand and its public is obvious; but its name, its packaging, its stores if it has any, its vans, it news value can all give people important clues to a brand's character: and in some instances, these non-advertising communications media will be the all-important ones. Today, we are principally concerned with manufacturers' brands, offered for sale in a competitive market place. But let's not forget the great schools, the great newspapers, the great football clubs: all of which not only perfectly fit the definition of brands but help us understand their nature. In few if any instances do brands of this kind owe their power and influence primarily to advertising.

Then *price*. Price is a wonderfully deceptive item. "Look at me," says price: "I'm a number. So you can compare me to the prices of all my competitors and find out which is best." For a second or two, would-be rational man may feel a surge of hope: at last, the comforting feel of ground beneath the feet.

But of course, as everybody knows, price offers no such universal reassurance. Price is both an objective fact and a stimulus likely to elicit any number of very different subjective responses. The same low price can simultaneously lower the barrier to entry and increase suspicions about quality.

It is only commentators who confuse price with value for money; consumers never do.

Consumers know that value-for-money is a calculation that they make, as individuals, often intuitively; and that price is just one factor within that calculation. Like the image of a brand, and for the same reason, value for money is an individual concept, individually arrived at – however widely shared it may turn out to be.

From time to time I try to identify a significant consumer market sector – detergents, toilet tissue, beans, packaged cakes, confectionery, cigarettes, canned beer – where the brand with the lowest price is also the market leader. In countries where choice is still a distant concept, there are of course many such examples. But in our more fortunate world, accustomed as we've been for 50 years or more now to a range of options in everything we buy, I can still think of none.

And this is not, as the rationalists would have us believe, because the gullible masses are lured into paying for some intangible image; it's because the masses are made up of individuals, each of whom is perfectly capable of determining which price demanded most accurately matches which set of satisfactions delivered: not universally, of course – but for himself or herself.

One of the many functions of price is famously encapsulated, and with great marketplace success, by Stella Artois: "Reassuringly expensive."

Promotions are almost as deceptive a stimulus as price and for much the same reason. Surely a two-for-the-price-of-one, a banded offer of that new CD, the chance of a free holiday in the Caribbean: surely such bargains must lead to more sales and therefore be good for the brand?

Maybe the first; but not necessarily the second.

People – in which I continue to include you and me: not some remote and alien consuming body – people interpret all brand clues with instinctive intelligence.

Marketing people give a great deal of thought to what people think of brands. What brands appear to think of people is at least as interesting.

When brands make clear and often impertinent assumptions about us, we notice. When I get yet another invitation to apply for a platinum credit card, I know exactly the assumption that this brand has made about me. It has assumed that I will enjoy flashing a platinum card in front of headwaiters; that I will appreciate an automatic if expensive overdraft facility of £10,000; that I drive a car with a personalised number plate and wear open-backed driving gloves while doing so. I resent these assumptions deeply. And I would, of course, resent them at least as deeply if they were absolutely accurate.

Most promotions fall neatly into one of two categories: bribes or bonuses.

The bonus makes this assumption about me: that I will appreciate some token of gratitude for my continued custom.

The bribe makes this assumption about me: that I will buy something I never wanted in the first place because it's now cheaper.

The first congratulates and flatters me; the second insults me.

The signal that the bonus sends out is one of generosity and confidence; the bonus enhances the brand. The signal that the bribe sends out is one of insecurity and desperation; the bribe diminishes the brand.

So the promotion – the offer – is more than a short-term sales incentive. It's another clue to brand character: one of those many scraps and straws from which people build brands inside their heads.

Advertising, packaging, price and promotions have this in common: they are all within the control of the marketing company. To be rather more accurate: the transmission of these brand stimuli is within the control of the marketing company. Their *reception*, however, is not.

Among all my deeply disturbing brand facts, this is the one most calculated to cause distracted CEOs sleepless nights – which is probably why they choose not to think about it.

I said at the start: "The only way to begin to understand the nature of brands is to strive to acquire a facility which only the greatest of novelists possess and which is so rare that it has no name." The last part of that sentence is not quite true.

In her 1996 Reith Lecture, Jean Aitchison wrote: "An effective persuader must be able to imagine events from another person's point of view. In fashionable jargon, he or she must have 'A Theory of Mind'."

A Theory of Mind may be fashionable jargon among academics and psychiatrists but it's far from fashionable anywhere else; nor does it deserve to be. It is a hopelessly inadequate term for a rare and priceless facility. And 'empathy' is in its own way worse, since we think we know what it means but don't.

The ability "to imagine events from another person's point of view..." to see things through other people's eyes ... to put oneself in someone else's shoes: it might be a more respected skill were it only to have a decent name.

I've been brooding about this rare ability for a very long time.

When I was about seven years old, I was taken to have tea with the only rich relation we had. As we were about to leave, she reached for her purse, took out five one pound notes and gave them to me.

I was, at the time, on two shillings a week pocket money. What I held in my hand was one year's gross income.

Then she peered at the notes and said, "Oh dear. Those two are *very* dirty. I couldn't possibly let you go away with notes like that." And she took back two of the one pound notes – and didn't replace them.

My aunt did not possess a complete understanding of The Theory of Mind. There was no meanness in her action; only a kind of blindness. She saw those two notes through her eyes only.

We were both looking at the same notes. They had a measured, agreed, universally accepted worth: they were worth one pound each. But to me they represented riches beyond imagination and to her they were a Boxing Day tip for the milkman. There is, I believe, no commonly accepted name for this form of blindness but it is widespread – and not only in marketing.

Most of us in the rich and fortunate West are genuinely bewildered to discover that the way of life we know with such untroubled certainty to be civilised seems, with an equivalent certainty, to be the epitome of blasphemy and greed to others.

Jean Aitchison is right. The ability to imagine events from another's point of view is the first qualifying talent of the would-be effective persuader. Those scraps and straws over which we painstakingly pore have no universal significance. Through different eyes, a single bank note can represent enough Smarties for the entire summer holidays, with a balsa wood glider thrown in; or a handy wedge to stop the table wobbling.

The poor old focus group has had a thoroughly hostile press in recent years – unfairly, I believe. And the reason for that hostility is a confusion in the minds of many commentators between the knowledge you gain from a focus group – and the use you put that knowledge to.

If focus groups tell you that the single European currency is regarded with deep hostility but that corporal punishment has acquired a new popularity, you will deserve every bit of odium hurled at you if, with absolutely no further thought, you pull out of Europe and bring back the birch.

But it is irresponsible government – and potentially suicidal management – deliberately to stay ignorant of the content of other people's minds.

You do not have to agree with what you discover. You should certainly not expect people to tell you what to do next. Nor should you be surprised if what people say they want turns out to be very different from what they subsequently choose. But you should never find yourself ambushed.

I cannot believe that Marks & Spencer was anything other than astonished by the severity of their fall from grace; yet neither can I believe that the signs weren't there for years before it happened.

Marks & Spencer has competitors: and the tiresome thing about competitors, other than their very existence, is that what *they* do has a significant effect on your own reputation.

We all have invisible maps in our heads, on which we plot the position of competing brands. Every brand is allocated its own, unique space. There may or may not be such things as parity products; there are certainly no parity brands.

Fifteen years ago, our mental map of the daily broadsheet newspaper market in this country would have allocated clear positions for *The Daily Telegraph*, *The Guardian* and *The Times*. And then *The Independent* was launched with considerable effect, and all the existing co-ordinates subtly changed: because reputations, as well as being subjective, are also relative. A brand is defined in our minds at least as much by its competitors as by its own behaviour.

These changes to brands take place all the time. A new competitor may occasion a perceptible change – but the really dangerous changes are the daily, tiny, immeasurable, imperceptible changes that accumulate invisibly over time until they've gained often unstoppable significance.

It is all this that leads me to say that brands are living, organic things – because all the time, those with knowledge of a brand are changing. They may grow richer or poorer and will certainly grow older; and as the perceiver changes, so inevitably, does the perception. If a marketing company closes both its eyes and its ears; if it relies on the single dimension of current sales; if it believes that yesterday's successful strategy is an infallible guide to tomorrow's profit: then it's heading for disillusionment of barometric severity.

A commitment to monitoring changes in brand perception demands constant vigilance – and an unusual degree of corporate humility. But it's an absolutely essential procedure for all brand stewards anxious to protect themselves from extremely unwelcome surprises.

The means by which these scraps and straws infiltrate the human mind remain something of a mystery.

The advertising world, in the teeth of instinct and much evidence, insisted for years that brand choice was the result of persuasive argument consciously processed.

Consumers were assumed to notice an advertisement; become engaged by its overt promise or proposition; and be thereby consciously persuaded to buy. It was a neat, linear, deterministic model that brought great comfort to disorientated advertisers and communications researchers alike: it offered consistency, rationality and some deeply desirable opportunities for measurement. The model put much emphasis on both attention and memory: and, what luck, both could be readily quantified.

It was always a deeply unsatisfactory model and, in practice, was widely ignored by advertising practitioners. But despite the occasional guerrilla attack on its underlying premise, it remained the least worst respectable model in town.

This year, Robert Heath has published an important monograph: I quoted from it earlier. It's called *The Hidden Power of Advertising* but its subtitle is a much more accurate label: *How low involvement processing influences the way we choose brands.*

I will not attempt to take you through his own processes of thought; it is enough for you to know that it's a rigorous work and draws on new understanding from the worlds of neuroscience and psychology. But I will quote at some length from his own summary.

"Consumers in general regard most reputable brands as performing similarly and because of this they do not regard learning about brands as being very important. Brand decisions tend to be made intuitively rather than rationally.

"Because it is not seen as very important, most brand information tends not so much to be actively 'sought' as passively 'acquired'. Brand communication, such as advertising, tends to be processed at very low attention levels and we generally do not work very hard to learn or understand what we are being told about the brand.

"Mostly we process brand communication using an automatic mental process called low involvement processing. Low involvement processing is a complex mixture of semi-conscious and subconscious activity. Much of it involves what is known as 'implicit' learning – learning that takes place without you knowing that you are learning.

"The way our long-term memory works means that the more often something is processed alongside a brand, the more permanently it becomes associated with that brand. Thus, it is the perceptions and simple concepts, repeatedly and 'implicitly' reinforced at low levels of attention, which tend over time to define brands in our minds. And because implicit memory is more durable than explicit memory, these brand associations, once learned, are rarely forgotten."

To me, that makes absolute sense. It feels right.

When I examine the inside of my own head, and look at some of the brand reputations that reside there, I cannot for the life of me trace their source.

I have learnt without knowing I was learning; I have absorbed, by some unconscious osmotic process, a range of stimuli – and from these, equally unconsciously, I have constructed a coherent brand character.

So let me return to these scraps and straws from which we, as individuals, infer so much.

And let me move from those brand communications over which the marketing company has theoretical control – product, advertising, packaging, price, promotions, for example – to brand encounters of a far more accidental nature.

You see a truck, boldly branded, driving badly on the M25. You see a pack in the house of someone you dislike. You read that the company that makes the product has been taken to court for racial discrimination. The daughter of a friend is fired by the parent company. You receive an illiterate and ill-spelt letter from head office. After holding on for 25 minutes, you have still to speak to a human being at the company's call centre.

Like people, brands have body language; and it's a language we understand. Every time we encounter a brand, we make an infinitesimal and subconscious adjustment to our personally constructed brand picture: and in each of the instances mentioned above, those adjustments will not be in the brand's favour.

And the reason it matters is this. The luxury of choice that we all enjoy; the fact that, however crassly sometimes, competitive companies are fighting for our cash and our custom; all this means that, in allocating our loyalty, we welcome reasons to reject a brand almost as eagerly as reasons to prefer it.

As Professor Ehrenberg and others have long demonstrated, and as Robert Heath reminds us, what is called brand loyalty is very rarely a truly exclusive matter. We assume all alternatives to be broadly acceptable; we all have favoured repertoires within each brand category; and we all want to make brand decisions with a minimum of anguish. So however infinitesimally negative a brand encounter may be, the damage it may do to that brand's competitive standing may be serious.

The way we interpret the body language of brands means that the apparently trivial can be greatly significant.

In the performing arts, or so I'm told, they preach something called 'transitive action'. And what this means, or so I'm told, is that good writers and directors encourage an audience to deduce character and motivation not from what is explicitly said but from what that audience observes being *done*.

The best brand stewards, too, encourage their potential customers to deduce character not just from claim and assertion – from presentation – but from transitive action: from brand behaviour.

I have long admired a supermarket in the States. Proud of their reputation for fresh produce, they had always removed the outside leaves of lettuces before putting them on display. One day, a lowly member of staff made a modest suggestion: and from then on, those outside leaves, instead of being consigned to the garbage bin, were popped into plastic bags and given away free at the checkout – to families whose children kept pet rabbits. Naturally, they called them BunnyBags. I don't think it absurd to suggest that, as a result, 15 years on, those children will choose to take their own children to that very same supermarket.

Some years ago, a friend of mine was a lunch guest in the Connaught Hotel dining room – and noticed his host first of all patting his pockets ineffectively and then peering miserably at the menu. No word was said: but within a minute, a waiter had appeared with a velvet-lined tray on which were displayed ten pairs of reading glasses of different levels of magnification. My friend, the guest, has been a loyal Connaught user ever since; and remember – it wasn't even him who needed the glasses.

BunnyBags and reading specs: two very small examples of brand behaviour with much in common.

Both showed an understanding of A Theory of Mind: they put themselves in the place of their customers; they understood what it was like to be a small child with pet rabbits or an embarrassed businessman finding small print difficult.

Both understood the importance of transitive action, of brand body language. They invited their customers to infer, from behaviour, rather than to accept from boastful claim or assertion.

And both realised – or simply, perhaps, instinctively felt – that the apparently trivial can, in interpretation, take on quite disproportionate and positive significance.

I believe the best brand stewards of the future will recognise the potential power of such body language; and demand much more in the way of brand action and rather less in the way of empty self-praise.

They will also, I believe, have to come to terms with perhaps the most daunting of my propositions.

There was once a time when most brands had no publicly recognised parents. You bought your packet of Persil or your jar of Marmite and knew absolutely nothing, and cared rather less, about the company behind them. For two quite different but converging sets of reasons, that is changing fast – and will continue to do so.

The age of the free-standing brand is nearly over. For reasons widely understood, most brands now – and nearly all new brands – trumpet the name of their parent. The parent may be a company or an already established brand but the reasoning is the same: let's leverage our brand equity; let's trade on the trust we've already so painstakingly and expensively built.

But of course, just as the good news can be shared and spread through such linkages, so can the bad. Free-standing brands – orphan brands, with no known parents – may be non-contagious. But when brand relationships are not just public but widely publicised, bad news from one can rapidly become an epidemic.

The effect of the internet is to accelerate the chances of brand contagion. The internet means that there is nowhere to hide. You cannot charge $350 for a pair of chinos and pay third world workers $3.50 a day to make them and hope to go unnoticed. You cannot deprive your own workforce of knowledge of your company's performance when they have ready access to it elsewhere. You cannot ignore the conversations that your networked employees are having with your networked customers. For more on this, consult the *The Cluetrain Manifesto*: a splendidly anarchic rant, of internet origins. Once you have read it, feel free to ignore quite a lot of it; but don't fail to read it and don't ignore it all.

And – as Tim Ambler pointed out – Naomi Klein's book *No Logo* is not, as is widely supposed, an attack on brands; it's an exposé, as she sees it, of the double standards of multinational corporations and the risks they run.

This convergence of company and brand, this reckless openness of communication , this threat to general reputation that any specific transgression now poses, is quite enough reason for the chief executive to take a very close interest indeed in the management of his brands. Or perhaps I should say, his brand.

But there's another, more positive reason.

Today, to a marked extent, all brands are service brands. Other than street traders, few businesses now see their only function as being simply to make a sale. After-sales service, relationship marketing, the concept of lifetime value, the growth of interactive media: all these trends and developments mean that the creation and maintenance of a valued brand should now quite clearly be the responsibility not of some relatively lowly brand manager but of the chief executive of the enterprise itself.

This is not just a defensive measure: the competitive opportunities presented by the deliberate creation of a corporate brand are immense. They are described in detail, with impressive case studies, in a book called *The Masterbrand Mandate* by Lynn Upshaw and Earl Taylor.

The extension of the principles of branding from product to company means opening up the whole marketing strategy to absolutely everyone within that company. It means recognising that every corporate action, every corporate decision, every corporate communication will be seen as a clue – as one of those all-important scraps and straws from which people build brands.

It means confiding in your workforce and training them and asking them for constructive suggestions. It means trusting them to respond to customer dissatisfaction both immediately and personally, without cowering behind head office instructions. It means as conscious an application of internal marketing –internal communications – as we give to our external marketing.

If you want to get a feel for the corporate brand, think of some successful first generation companies – companies such as Dyson or Pret à Manger. Still led by their forceful founders, they embody and broadcast a single-minded and unifying set of values. And that which is done instinctively and obsessively by such pioneers can be done equally well by the chief executives of long established companies: but only if they are prepared first to understand and then to undertake the role of brand steward.

References
Victoria Beckham, *Learning to Fly, The Autobiography*, Michael Joseph, 2001
Tim Ambler, *British Brands Group Inaugural Lecture*, 2000
David Boyle, *The Tyranny of Numbers,* HarperCollins, 2001
Niall FitzGerald, *Marketing Society* annual lecture, 2001
Jean Aitchison, *1996 Reith Lecture*
Robert Heath, *The Hidden Power of Advertising,* Admap Publications, 2001
Rick Levine & others, *The Cluetrain Manifesto,* FT.com, 2000
Naomi Klein, *No Logo,* Flamingo, 2000
Lynn Upshaw and Earl Taylor, *The Masterbrand Mandate,* John Wiley, 2000

The value to the company, of course, if they get it right, extends well beyond sales levels and profit margins: it extends into labour relations and press relations and investor relations; it helps in the retention of valued executives; it gives them a competitive edge when recruiting new graduates.

But while recognising and recommending the masterbrand strategy, let me return to the Niall FitzGerald warning. However brilliantly reputation management may be masterminded, and however much that reputation contributes to differentiation and competitive success, if there's anything fundamentally wrong with the product, then ultimate failure – I'm extremely happy to report – remains inevitable.

The authors of *The Masterbrand Mandate* devote a whole page of praise to a giant American company which was "transforming itself into a brand-based organisation." They report that "Messages about creativity and innovation are sent to employees through their intranet, via T-shirts, in print and television advertising, at employee meetings, in self-training programs." This is the corporation that won *Fortune* magazine's "Most Innovative US Company" award four times in the mid-1990s – and it's called Enron.

It's stories like this that give immense comfort to brand-averse CEOs. "There you are," they say, "it's all smoke and mirrors stuff. Only charlatans rabbit on about brands. All puff and no substance. Never lasts. Now let's get back to counting things."

But of course, the authors weren't wrong to recognise what Enron was doing. If the fundamentals of the Enron operation had been solid, what Enron was doing would have indeed been admirable. An obsession with the management of brands must never be at the expense of functionally efficiency. Indeed, as I hope I've stressed, and stressed indelibly, functional efficiency is a strong brand's first prerequisite. But that simple thought seems to get forever lost.

I was very happy to accept your invitation to deliver this lecture. I was even foolish enough, as I began to write it, to believe that I might be able to bring a little enlightenment to the subject – and encourage some of those hesitant CEOs to take on their rightful mantle of chief brand steward.

Instead, as I now realise, I started with 13 daunting brand facts and ended by inviting you to admire Enron. I must have put the brand cause back by at least 10 years. ■

Read or download these numbers in pdf or html format
at: **www.wppinvestor.com/annualreports**

2001 and historic financial statements are available at:
www.wppinvestor.com/performance

The numbers in full



The financial statements have been prepared in accordance with applicable accounting standards in the UK. A summary of the Group's principal accounting policies, which have been applied consistently throughout the year and the preceding year (except as disclosed in accounting policy 15), is set out below.

1 Basis of accounting and presentation of financial statements
The financial statements are prepared under the historical cost convention.

2 Basis of consolidation
The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the year are included or excluded from the profit and loss account from the effective date of acquisition or disposal.

3 Goodwill and intangible fixed assets
Intangible fixed assets comprise goodwill and certain acquired separable corporate brand names.

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 January 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible fixed assets if their value can be measured reliably on initial recognition.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the infinite life of these intangible assets, it is not possible to quantify its impact.

4 Tangible fixed assets
Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

Freehold buildings – 2% per annum
Leasehold land and buildings – over the term of the lease
Fixtures, fittings and equipment – 10-33% per annum
Computer equipment – 33% per annum

5 Investments
Except as stated below, fixed asset investments are shown at cost less impairment.

The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the consolidated balance sheet as the Group's share of the net assets. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

6 Stocks and work in progress
Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

7 Debtors
Debtors are stated net of provisions for bad and doubtful debts.

8 Current taxation
Corporate taxes are payable on taxable profits at current rates.

9 Deferred taxation
Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more taxation in the future or a right to pay less taxation in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxation assessments in periods different from those in which they are recognised in the financial statements. A net deferred taxation asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

10 Incentive plans
The Group's share based incentive plans are accounted for in accordance with Urgent Issues Task Force ('UITF') Abstract 17 'Employee Share Schemes'. The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group's profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

11 Pension costs
For defined contribution schemes, contributions are charged to the profit and loss account as payable in respect of the accounting period.

The Group's accounting policy in respect of defined benefit schemes was revised during the year following the implementation of FRS 17 (Retirement Benefits) and is discussed in note 15 below.

12 Operating leases
Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

13 Turnover, cost of sales and revenue recognition
Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management
Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based compensation typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications
Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses.

Information & consultancy
Revenue is recognised on each market research contract in proportion to the level of service performed. Costs, including an appropriate proportion of overheads relating to contracts in progress at the balance sheet date, are carried forward in work in progress. Losses are recognised as soon as they are foreseen.

14 Translation of foreign currencies
Foreign currency transactions arising from normal trading activities are recorded in local currency at current exchange rates. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net assets and results for the year are dealt with as movements in reserves.

15 Changes in accounting policies
The Group adopted FRS 17 (Retirement Benefits) during the year. For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Consolidated profit and loss account
For the year ended 31 December 2001

	Notes	2001 £m	2000 Restated[2] £m	1999 Restated[2] £m	2001 $m	2000 Restated[2] $m	1999 Restated[2] $m
Turnover (gross billings)	1	**20,886.9**	13,949.4	9,345.9	**30,079.2**	21,150.1	15,119.8
Cost of sales		**(16,865.2)**	(10,968.7)	(7,173.3)	**(24,287.5)**	(16,630.8)	(11,605.0)
Revenue	1	**4,021.7**	2,980.7	2,172.6	**5,791.7**	4,519.3	3,514.8
Direct costs		**(232.0)**	(244.6)	(317.3)	**(334.2)**	(370.8)	(513.3)
Gross profit		**3,789.7**	2,736.1	1,855.3	**5,457.5**	4,148.5	3,001.5
Operating costs excluding goodwill and exceptional items	2	**(3,269.4)**	(2,341.6)	(1,590.3)	**(4,708.3)**	(3,550.3)	(2,572.8)
Goodwill amortisation and impairment	2	**(14.8)**	(15.1)	–	**(21.3)**	(22.9)	–
Operating profit		**505.5**	379.4	265.0	**727.9**	575.3	428.7
Income from associates		**40.8**	38.0	27.3	**58.8**	57.6	44.2
Profit on ordinary activities before interest, taxation, investment gains and write-downs		**546.3**	417.4	292.3	**786.7**	632.9	472.9
Net gain on disposal of investments	4	**6.8**	–	–	**9.8**	–	–
Amounts written off fixed asset investments	4	**(70.8)**	–	–	**(102.0)**	–	–
Net interest payable and similar charges	5	**(71.3)**	(51.7)	(36.9)	**(102.7)**	(78.4)	(59.7)
Profit on ordinary activities before taxation		**411.0**	365.7	255.4	**591.8**	554.5	413.2
Taxation on profit on ordinary activities	6	**(126.1)**	(109.7)	(76.6)	**(181.6)**	(166.3)	(123.9)
Profit on ordinary activities after taxation		**284.9**	256.0	178.8	**410.2**	388.2	289.3
Minority interests		**(13.7)**	(11.3)	(6.0)	**(19.7)**	(17.1)	(9.7)
Profit attributable to ordinary share owners		**271.2**	244.7	172.8	**390.5**	371.1	279.6
Ordinary dividends	7	**(51.6)**	(37.8)	(24.0)	**(74.3)**	(57.3)	(38.8)
Retained profit for the year	25	**219.6**	206.9	148.8	**316.2**	313.8	240.8
PBIT[1]	1	**561.1**	432.5	292.3	**808.0**	655.8	472.9
PBIT[1] margin		**14.0%**	14.5%	13.5%	**14.0%**	14.5%	13.5%
PBT[1]		**489.8**	380.8	255.4	**705.3**	577.4	413.2
Headline earnings per share[3]	8						
Basic earnings per ordinary share		**31.8p**	31.1p	22.9p	**45.8¢**	47.2¢	37.0¢
Diluted earnings per ordinary share		**30.6p**	30.1p	22.5p	**44.1¢**	45.6¢	36.4¢
Standard earnings per share	8						
Basic earnings per ordinary share		**24.6p**	29.3p	22.9p	**35.4¢**	44.4¢	37.0¢
Diluted earnings per ordinary share		**23.7p**	28.4p	22.5p	**34.1¢**	43.1¢	36.4¢
Headline earnings per ADR[3]							
Basic earnings per ADR		**159.0p**	155.5p	114.5p	**$2.29**	$2.36	$1.85
Diluted earnings per ADR		**153.0p**	150.5p	112.5p	**$2.20**	$2.28	$1.82
Standard earnings per ADR							
Basic earnings per ADR		**123.0p**	146.5p	114.5p	**$1.77**	$2.22	$1.85
Fully diluted earnings per ADR		**118.5p**	142.0p	112.5p	**$1.71**	$2.15	$1.82

The accompanying notes form an integral part of this profit and loss account.
The main reporting currency of the Group is the pound sterling and the financial statements have been prepared on this basis. Solely for convenience, the financial statements set out on this page and page 62 are also expressed in US dollars using the approximate average rate for the year for the profit and loss account (2001: $1.4401 = £1, 2000: $1.5162 = £1, 1999: $1.6178 = £1) and the rate in effect on 31 December for the balance sheet (2001: $1.4542 = £1, 2000: $1.4937 = £1, 1999: $1.6182 = £1). This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated. There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners' funds are set out in note 25.

No operations with a material impact on the Group's results were acquired or discontinued during the year. For 2000, aggregated figures for acquisitions were revenue of £438.9 million, operating profit of £61.5 million and PBIT of £66.4 million. For 1999, there were no material acquisitions or discontinued operations.

1 PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs.
PBT: Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write-downs.
2 The 2000 and 1999 profit and loss accounts have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.
3 Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write-downs.

Consolidated cash flow statement
For the year ended 31 December 2001

	Notes	2001 £m	2000 Restated £m	1999 Restated £m
Operating profit		**505.5**	379.4	265.0
Depreciation, amortisation and impairment charge		**124.7**	78.9	42.2
Movements in working capital	10	**(166.4)**	260.7	83.7
Movements in provisions, other debtors and creditors	10	**(291.6)**	(95.9)	(41.8)
Loss on sale of tangible fixed assets		**1.7**	1.3	0.9
Net cash inflow from operating activities		**173.9**	624.4	350.0
Dividends received from associates		**14.7**	7.6	4.3
Return on investments and servicing of finance	11	**(56.4)**	(66.0)	(38.6)
UK and overseas tax paid		**(77.5)**	(81.4)	(58.4)
Capital expenditure and financial investment	11	**(217.2)**	(199.1)	(80.5)
Acquisition payments	11	**(730.3)**	(281.0)	(202.2)
Equity dividends paid		**(44.4)**	(25.6)	(21.1)
Net cash outflow before management of liquid resources and financing		**(937.2)**	(21.1)	(46.5)
Management of liquid resources	9	**(76.8)**	–	–
Net cash inflow from financing	11	**499.0**	204.6	270.0
(Decrease)/increase in cash and overdrafts for the year		**(515.0)**	183.5	223.5
Translation difference		**10.7**	35.1	(0.6)
Balance of cash and overdrafts at beginning of year		**770.0**	551.4	328.5
Balance of cash and overdrafts at end of year		**265.7**	770.0	551.4

Reconciliation of net cash flow to movement in net funds:				
(Decrease)/increase in cash and overdrafts for the year		**(515.0)**	183.5	223.5
Cash outflow from increase in liquid resources	9	**76.8**	–	–
Cash inflow from increase in debt financing		**(430.0)**	(126.6)	(258.0)
Debt acquired		**–**	(194.9)	–
Other movements		**(1.1)**	(1.9)	(1.7)
Translation difference		**8.8**	23.4	(6.2)
Movement in net debt in the year		**(860.5)**	(116.5)	(42.4)
Net (debt)/funds at beginning of year	9	(24.6)	91.9	134.3
Net (debt)/funds at end of year	9	**(885.1)**	(24.6)	91.9

The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of total recognised gains and losses
For the year ended 31 December 2001

	Notes	2001 £m	2000 Restated £m	1999 Restated £m
Profit for the financial year		**271.2**	244.7	172.8
Exchange adjustments on foreign currency net investments	25	**(80.6)**	(133.0)	(31.2)
Actuarial loss on defined benefit pension schemes in accordance with FRS 17 (Retirement Benefits)	25	**(43.0)**	(27.0)	(10.4)
Total recognised gains and losses relating to the year		**147.6**	84.7	131.2
Prior year adjustment on implementation of FRS 17 (Retirement Benefits)		**(2.6)**		
Total gains and losses recognised since last annual report		**145.0**		

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheet
As at 31 December 2001

	Notes	2001 £m	2000 Restated[1] £m	1999 Restated[1] £m	2001 $m	2000 Restated[1] $m	1999 Restated[1] $m
Fixed assets							
Intangible assets							
Corporate brands	13	**950.0**	950.0	350.0	**1,381.5**	1,419.0	566.4
Goodwill	13	**4,439.9**	3,497.3	410.3	**6,456.5**	5,223.9	663.9
Tangible assets	14	**432.8**	390.2	196.7	**629.4**	582.8	318.3
Investments	15	**553.5**	551.5	356.9	**804.9**	823.8	577.6
		6,376.2	5,389.0	1,313.9	**9,272.3**	8,049.5	2,126.2
Current assets							
Stocks and work in progress	16	**236.9**	241.1	113.5	**344.5**	360.1	183.7
Debtors	17	**2,391.8**	2,181.0	1,068.4	**3,478.2**	3,257.8	1,728.9
Debtors within working capital facility:	18						
Gross debts		**331.0**	464.9	345.7	**481.3**	694.4	559.4
Non-returnable proceeds		**(82.5)**	(231.6)	(214.1)	**(119.9)**	(345.9)	(346.4)
		248.5	233.3	131.6	**361.4**	348.5	213.0
Current asset investments	9	**76.8**	–	–	**111.7**	–	–
Cash at bank and in hand		**585.6**	1,067.6	607.0	**851.6**	1,594.7	982.1
		3,539.6	3,723.0	1,920.5	**5,147.4**	5,561.1	3,107.7
Creditors: amounts falling due within one year	19	**(4,322.0)**	(4,252.4)	(2,148.0)	**(6,285.1)**	(6,351.8)	(3,475.9)
Net current liabilities		**(782.4)**	(529.4)	(227.5)	**(1,137.7)**	(790.7)	(368.2)
Total assets less current liabilities		**5,593.8**	4,859.6	1,086.4	**8,134.6**	7,258.8	1,758.0
Creditors: amounts falling due after more than one year (including convertible loan note)	20	**(1,711.5)**	(1,279.6)	(652.5)	**(2,488.9)**	(1,911.3)	(1,055.8)
Provisions for liabilities and charges	21	**(106.1)**	(98.2)	(46.6)	**(154.3)**	(146.7)	(75.5)
Net assets excluding pension provision		**3,776.2**	3,481.8	387.3	**5,491.4**	5,200.8	626.7
Pension provision	22	**(135.3)**	(87.7)	(45.6)	**(196.8)**	(131.0)	(73.8)
Net assets including pension provision		**3,640.9**	3,394.1	341.7	**5,294.6**	5,069.8	552.9
Capital and reserves							
Called up share capital	24,25	**115.0**	111.2	77.5	**167.2**	166.1	125.4
Share premium account	25	**805.2**	709.0	602.9	**1,170.9**	1,059.0	975.6
Shares to be issued	25	**238.6**	386.7	–	**347.0**	577.6	–
Merger reserve	25	**2,824.7**	2,630.2	121.3	**4,107.7**	3,928.7	196.3
Other reserves	25	**(336.8)**	(256.2)	(123.2)	**(489.8)**	(382.6)	(199.4)
Profit and loss account	25	**(46.9)**	(211.0)	(345.3)	**(68.2)**	(315.2)	(558.8)
Equity share owners' funds		**3,599.8**	3,369.9	333.2	**5,234.8**	5,033.6	539.1
Minority interests		**41.1**	24.2	8.5	**59.8**	36.2	13.8
Total capital employed		**3,640.9**	3,394.1	341.7	**5,294.6**	5,069.8	552.9

The accompanying notes form an integral part of this balance sheet.

[1] The 2000 and 1999 balance sheets have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.

Signed on behalf of the Board on 9 May 2002:
Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

Notes to the consolidated profit and loss account

1 Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services. These services include Advertising and Media investment management, Information & consultancy, Public relations & public affairs, and Branding & identity, Healthcare and Specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the UK and Continental Europe and the Group's performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:

	Total 2001 £m	Change %	2000 Restated[2] £m	Change %	1999 Restated[2] £m
Turnover					
UK	**1,664.6**	24.6	1,336.3	17.9	1,133.7
US	**10,708.6**	77.8	6,023.8	49.8	4,021.3
Continental Europe	**4,445.0**	32.9	3,344.3	50.0	2,230.2
Canada, Asia Pacific, Latin America, Africa & Middle East	**4,068.7**	25.4	3,245.0	65.5	1,960.7
	20,886.9	49.7	13,949.4	49.3	9,345.9
Revenue					
UK	**627.3**	17.8	532.4	22.5	434.7
US	**1,763.1**	38.4	1,273.6	39.2	915.2
Continental Europe	**870.9**	48.5	586.3	37.6	426.2
Canada, Asia Pacific, Latin America, Africa & Middle East	**760.4**	29.2	588.4	48.4	396.5
	4,021.7	34.9	2,980.7	37.2	2,172.6
PBIT[1]					
UK	**73.9**	5.1	70.3	35.2	52.0
US	**257.6**	28.6	200.3	43.1	140.0
Continental Europe	**119.7**	45.8	82.1	47.1	55.8
Canada, Asia Pacific, Latin America, Africa & Middle East	**109.9**	37.7	79.8	79.3	44.5
	561.1	29.7	432.5	48.0	292.3

There is no significant cross-border trading.

Contributions by operating sector were as follows:

	Total 2001 £m	Change %	2000 Restated[2] £m	Change %	1999 Restated[2] £m
Turnover					
Advertising and Media investment management	**17,347.8**	51.4	11,455.6	49.0	7,690.1
Information & consultancy	**757.8**	46.4	517.5	21.6	425.5
Public relations & public affairs	**617.5**	46.2	422.5	112.2	199.1
Branding & identity, Healthcare and Specialist communications	**2,163.8**	39.3	1,553.8	50.7	1,031.2
	20,886.9	49.7	13,949.4	49.3	9,345.9
Revenue					
Advertising and Media investment management	**1,841.5**	31.6	1,399.0	38.1	1,013.1
Information & consultancy	**590.3**	15.3	512.1	22.0	419.7
Public relations & public affairs	**502.1**	52.1	330.1	84.5	178.9
Branding & identity, Healthcare and Specialist communications	**1,087.8**	47.1	739.5	31.8	560.9
	4,021.7	34.9	2,980.7	37.2	2,172.6
PBIT[1]					
Advertising and Media investment management	**319.4**	37.2	232.8	47.9	157.4
Information & consultancy	**57.6**	11.6	51.6	22.6	42.1
Public relations & public affairs	**48.3**	11.8	43.2	80.8	23.9
Branding & identity, Healthcare and Specialist communications	**135.8**	29.5	104.9	52.2	68.9
	561.1	29.7	432.5	48.0	292.3

[1] PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs.

[2] *PBIT has been restated following the implementation of FRS 17 (Retirement Benefits) in the Group's 2000 and 1999 financial statements. The impact of this restatement on PBIT is to increase* PBIT in 2000 from £431.1 million (1999: £290.8 million) to £432.5 million (1999: £292.3 million).

2 Operating costs

	2001 £m	2000 Restated £m	1999 Restated £m
Total staff costs (note 3)	**2,268.9**	1,616.2	1,089.8
Establishment costs	**313.6**	216.8	158.3
Other operating expenses (net)	**685.2**	507.3	341.3
Loss on sale of tangible fixed assets	**1.7**	1.3	0.9
Operating costs excluding goodwill and exceptional items	**3,269.4**	2,341.6	1,590.3
Goodwill amortisation and impairment	**14.8**	15.1	–
Total operating costs	**3,284.2**	2,356.7	1,590.3
Operating expenses include:			
Depreciation of tangible fixed assets	**109.9**	63.8	42.2
Amortisation of intangible fixed assets	**14.8**	6.6	–
Impairment of intangible fixed assets	**–**	8.5	–
Operating lease rentals:			
Property (excluding real estate taxes)	**186.7**	125.2	83.1
Plant and machinery	**23.4**	21.8	19.6
	210.1	147.0	102.7

2 Operating costs continued

	2001 £m	2000 £m	1999 £m
Auditors' remuneration:			
Audit fees			
– Arthur Andersen	**5.1**	3.7	2.4
– other	**0.5**	0.4	0.3
	5.6	4.1	2.7
Fees in respect of other advisory work:			
– Audit-related services	**10.0**	6.0	2.7
– Non-audit related	**1.7**	0.4	1.0
	11.7	6.4	3.7

Fees paid to the auditors in respect of other advisory work include advice to the Group on taxation, due diligence and transaction services and, in 2001, work performed in connection with the acquisition of Tempus Group plc. In 2001 audit costs of £6.5 million (2000: £3.9 million, 1999: £1.3 million) were capitalised.

Minimum committed annual rentals

Amounts payable (net of taxes) in 2002 under the foregoing leases will be as follows:

	Plant and machinery			Property		
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m
In respect of operating leases which expire:						
– within one year	**7.6**	5.4	4.7	**33.4**	10.2	4.8
– within two to five years	**20.8**	16.2	15.9	**72.1**	39.1	24.7
– after five years	**1.4**	0.3	1.5	**90.9**	62.3	65.8
	29.8	21.9	22.1	**196.4**	111.6	95.3

2 Operating costs continued
Future minimum annual amounts payable (net of taxes) under all lease commitments in existence at 31 December 2001 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ended 31 December			
2002	226.2	(9.6)	216.6
2003	188.2	(7.7)	180.5
2004	169.4	(7.4)	162.0
2005	148.5	(7.2)	141.3
2006	114.3	(4.2)	110.1
Later years (to 2012)	337.0	(18.9)	318.1
	1,183.6	**(55.0)**	**1,128.6**

3 Our people
Our staff numbers averaged 50,487 against 36,157 in 2000, up 39.6%, including acquisitions. Their geographical distribution was as follows:

	2001 Number	2000 Number	1999 Number
UK	**6,797**	5,425	4,439
US	**14,831**	11,058	8,033
Continental Europe	**13,006**	7,985	5,650
Canada, Asia Pacific, Latin America, Africa & Middle East	**15,853**	11,689	9,589
	50,487	36,157	27,711

At the end of 2001 staff numbers were 51,009 compared with 51,195 in 2000.

Total staff costs were made up as follows:

	2001 £m	2000 Restated £m	1999 Restated £m
Wages and salaries	**1,664.0**	1,125.1	763.6
Payments and provisions charged under short- and long-term incentive plans	**81.1**	118.3	71.3
Social security costs	**182.2**	120.5	86.3
Other pension costs	**55.7**	39.4	26.2
Other staff costs	**285.9**	212.9	142.4
	2,268.9	1,616.2	1,089.8
Staff cost to revenue ratio	**56.4%**	54.2%	50.2%

Directors' emoluments are disclosed on page 88.

4 Investment gains, write down of fixed asset investments and other items impacting Quality of Earnings
Investment gains
The net gain on disposal of investments comprises:

	£m
Gain on disposal of shares in Singleton Group Limited	12.0
Gain on disposal of shares in Chime Communications plc	4.7
Gains on disposals of investments	**16.7**
Loss on disposal of Symmetrical Holdings Inc	(9.9)
Net gain on disposal of investments	**6.8**

The tax effect of these gains was a charge of £8.6 million, relating primarily to the disposal of Singleton Group Limited shares.

Write-down of fixed asset investments
Amounts written off fixed asset investments relate to write-downs of the Group's non-core minority investments in new media companies and other technology ventures in light of the collapse in technology equity valuations. Write-downs were determined based upon market values at 31 December 2001 for listed holdings and on valuations utilised for latest funding rounds together with latest trading information for unlisted investments. Businesses that are in financial difficulties and have ceased trading or are shortly expected to cease trading have been fully written down.

These write-downs have had no material impact on the tax charge.

Other items
During 2001 £22.5 million (2000: £7.9 million) of excess provisions established in respect of acquisitions completed in 1999 and prior years were released to the profit and loss account within operating profit. Management believe that the quality of earnings was not in any way impacted as a result of these provision releases as there were a number of charges within operating profit that, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised increased severance expenses and bad debt write offs that were caused by the deterioration in the economic environment in the Group's major markets.

Tax provisions of £15.5 million established in prior years were released within the tax line as they are now considered to be excess.

5 Net interest payable and similar charges

	2001 £m	2000 Restated £m	1999 Restated £m
On bank loans and overdrafts, and other loans			
– repayable within five years, by instalments	**6.2**	3.2	3.7
– repayable within five years, not by instalments	**45.5**	38.7	16.0
– on all other loans (including corporate bond)	**39.9**	14.7	14.1
Total interest payable	**91.6**	56.6	33.8
Interest receivable	**(35.2)**	(22.5)	(10.4)
Net interest payable	**56.4**	34.1	23.4
Charges in respect of working capital facilities	**11.1**	16.2	12.0
Net return on pension schemes	**3.8**	1.4	1.5
	71.3	51.7	36.9

Net interest payable increased to £56.4 million from £34.1 million, reflecting the increased level of acquisitions and share repurchases during the year as well as the inclusion of Y&R debt for the entire year.

Interest payable on the Group's borrowings, other than the USA bond and the Eurobond, is payable at a margin of between 0.4% and 0.6% over relevant LIBOR.

The majority of the Group's long-term debt is represented by $300 million of USA bonds at a weighted average of 6.71%, €1 billion Eurobonds at a rate of 5.69% (prior to interest rate swaps (note 9)) and $287.5 million of convertible bonds at a rate of 3%. Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $533.7 million at an average interest rate of 4.7% (2000 6.2%, 1999 6.1%) inclusive of margin.

Derivative financial instruments
The Group entered into various types of US dollar and euro interest rate contracts in managing its interest rates.

	2001 €	**2001 $**	2000 $	1999 $
Swaps				
Notional principal amount	**€400m**	**$250m**	$350m	$350m
Average pay rate	**EURIBOR +0.81%**	**6.2%**	6.17%	6.17%
Average receive rate	**6.0%**	**LIBOR**	LIBOR	LIBOR
Average term	**79 months**	**10 months**	5 months	5 months
Latest maturity date	**Jun 2008**	**Jan 2003**	Jan 2003	Jan 2003

The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt.

The differential paid or received by the Group on the swap agreements is charged/(credited) to interest expense in the year to which it relates.

The term of such instruments is not greater than the term of the debt being hedged and any anticipated refinancing or extension of the debt.

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group's policy of selecting only counterparties with high credit ratings.

Other than the above, the Group has no significant utilisation of derivative financial instruments.

The fair value of derivatives is disclosed in note 23. The Group's policy on derivatives and financial instruments is discussed in the Operating and financial review on pages 32 and 33.

6 Tax on profit on ordinary activities
The tax charge is based on the profit for the year and comprises:

	2001 £m	2000 £m	1999 £m
Corporation tax at 30% (2000: 30%, 1999: 30.25%)	**24.9**	6.4	12.4
Deferred taxation	**(5.5)**	(10.6)	(0.7)
Overseas taxation	**97.2**	100.3	56.5
Tax on profits of associate companies	**16.4**	13.6	8.1
Advance corporation tax written off	**–**	–	0.3
Tax on investment gains and other items (note 4)	**(6.9)**	–	–
	126.1	109.7	76.6
Effective tax rate on profit before tax	**30.7%**	30.0%	30.0%

6 Tax on profit on ordinary activities continued

	2001 £m	2000 £m	1999 £m
Total current tax	**122.1**	106.7	69.2
Total deferred tax	**(5.5)**	(10.6)	(0.7)
Share of associates tax	**16.4**	13.6	8.1
Tax on investment gains and other items (note 4)	**(6.9)**	–	–
Total tax on profits on ordinary activities	**126.1**	109.7	76.6
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2000: 30%, 1999: 30.25%)	**111.1**	98.3	69.0
Effects of:			
Utilisation of tax losses brought forward	**(16.1)**	(9.7)	(4.7)
Unused tax losses carried forward	**22.9**	9.4	6.3
Y&R acquisition attributes	**(32.1)**	–	–
Differences between UK and overseas statutory tax rates	**19.4**	12.8	1.7
Permanent differences between expenditures charged in arriving at income and expenditure allowed for tax purposes	**16.9**	(4.1)	(3.4)
Advance corporation tax written off	**–**	–	0.3
Total current tax	**122.1**	106.7	69.2

The Group obtains tax deductions in certain jurisdictions that are permanent differences and hence are not included within the potential deferred tax asset disclosed in note 17. The gross amount of these unutilised deductions is £428 million.

7 Ordinary dividends

	2001	2000	1999	2001	2000	1999
Per share	Pence per share			**£m**	£m	£m
Interim dividend paid	**1.44p**	1.20p	1.00p	**16.4**	9.3	7.8
Final dividend proposed	**3.06p**	2.55p	2.10p	**35.2**	28.5	16.2
	4.50p	3.75p	3.10p	**51.6**	37.8	24.0
Per ADR	Cents per ADR			**$m**	$m	$m
Interim dividend paid	**10.4¢**	9.1¢	8.1¢	**23.6**	14.1	12.6
Final dividend proposed	**22.0¢**	19.3¢	17.0¢	**50.7**	43.2	26.2
	32.4¢	28.4¢	25.1¢	**74.3**	57.3	38.8

8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 'Earnings per Share'.

Headline basic earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million, 1999: £172.8 million), and adjusted for goodwill charges, investment gains and write-downs of £78.8 million (2000: £15.1 million, 1999: £nil). The weighted average shares in issue used was 1,101,937,750 shares (2000: 834,280,801 shares, 1999: 753,324,054 shares).

Headline diluted earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million, 1999: £172.8 million), and adjusted for goodwill charges, investment gains and write-downs of £78.8 million (2000: £15.1 million, 1999: £nil) and for income arising on the convertible loan note of £3.6 million (2000: £0.9 million, 1999: £nil). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond.

Standard basic earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million, 1999: £172.8 million) and weighted average shares in issue during the year of 1,101,937,750 shares (2000: 834,280,801 shares, 1999: 753,324,054 shares).

Standard diluted earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million, 1999: £172.8 million), and adjusted for income arising on the convertible loan note of £3.6 million (2000: £0.9 million, 1999: £nil). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond. Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

At 31 December 2001, there were 1,149,583,610 ordinary shares in issue.

9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

	2001 Shares £m	2001 Debt £m	2000 Shares £m	2000 Debt £m	1999 Shares £m	1999 Debt £m
Analysis of changes in financing						
Beginning of year	**820.2**	**794.6**	680.4	459.5	639.5	194.2
Shares issued in respect of acquisitions	**0.7**	**–**	30.2	–	–	–
Other issues of share capital	**99.3**	**–**	109.6	–	40.9	–
Increase in drawings on bank loans	**–**	**439.0**	–	126.6	–	258.0
Debt acquired	**–**	**–**	–	194.9	–	–
Net amortisation/(payment) of financing costs included in net debt	**–**	**(8.0)**	–	0.5	–	1.7
Exchange adjustments on long-term borrowings	**–**	**2.0**	–	13.1	–	5.6
End of year	**920.2**	**1,227.6**	820.2	794.6	680.4	459.5

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

9 Sources of finance continued

Shares

At 31 December 2001, the Company's share base was entirely composed of ordinary equity share capital and share premium of £920.2 million (2000: £820.2 million, 1999: £680.4 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond The Group has in issue $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Eurobond During 2001 the Group issued €350 million of 5.125% bonds due 2004 and €650 million bonds of 6.0% due 2008.

Revolving Credit Facilities The Group's debt is also funded by a five-year $750 million Revolving Credit Facility signed in September 2001. A new facility of £360 million was arranged to acquire Tempus Group plc. This new facility was cancelled as at April 2002. The Group's syndicated borrowings drawn down under these agreements averaged $533.7 million. The Group had available undrawn committed facilities of £664 million at 31 December 2001 (2000: £407 million, 1999: £124 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

Convertible debt

In October 2000, with the purchase of Young & Rubicam Inc., the Group acquired $287.5 million of 3% Convertible Notes due 15 January 2005. At the option of the holder, the notes are convertible into shares of our common stock at a conversion price of $87.856 per ADR. The notes may be redeemed at WPP's option on or after 20 January 2003. Interest on the notes is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The notes are unsecured obligations of Y&R and are guaranteed by WPP.

In March 2002, the Group announced the issue of £450 million of 2% convertible bonds due April 2007. These bonds are initially convertible into WPP ordinary shares at a share price of £10.75. Because the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share.

Current asset investments/liquid resources

At 31 December 2001, the Group had £76.8 million (2000: £Nil, 1999: £Nil) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net funds with debt analysed by year of repayment:

	2001 £m	Change[1] in year £m	2000 £m	Change in year £m	1999 £m
Debt					
Within one year	**–**	**–**	–	92.7	(92.7)
Between one and two years	**(221.7)**	**(221.7)**	–	–	–
Between two and five years	**(546.0)**	**181.7**	(727.7)	(544.6)	(183.1)
Over five years – by instalments	**(459.9)**	**(393.0)**	(66.9)	116.8	(183.7)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	**(1,227.6)**	**(433.0)**	(794.6)	(335.1)	(459.5)
Short-term overdrafts – within one year	**(319.9)**	**(22.3)**	(297.6)	(242.0)	(55.6)
Cash at bank and in hand	**585.6**	**(482.0)**	1,067.6	460.6	607.0
Current asset investments	**76.8**	**76.8**	–	–	–
Net (debt)/funds	**(885.1)**	**(860.5)**	(24.6)	(116.5)	91.9

[1] Includes £Nil (2000: £194.9 million) of debt, £86.5 million (2000: £117.1 million) of short-term overdrafts and £65.4 million (2000: £83.5 million) of cash at bank acquired.

Analysis of fixed and floating rate debt by currency including the effect of interest rate swaps:

Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	486.5[2]	5.11%	n/a	40
	– floating	51.6	n/a	LIBOR	n/a
£		130.0	n/a	LIBOR	n/a
€	– fixed	367.6	5.49%	n/a	50
	– floating	275.7	n/a	EURIBOR	n/a
Other		(1.3)	n/a	various	n/a
		1,310.1			

[1] Weighted average.
[2] Including drawings on working capital facility as described in note 18.

10 Reconciliation of operating profit to net cash inflow from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

	2001 £m	2000 £m	1999 £m
Changes in working capital and provisions			
Decrease/(increase) in stocks and work in progress	**18.1**	(14.7)	(1.5)
(Increase) in debtors	**(4.7)**	(434.9)	(165.3)
(Decrease)/increase in creditors – short term	**(473.4)**	537.8	155.4
– long term	**(25.4)**	1.7	43.2
Increase in provisions	**27.4**	74.9	10.1
(Increase)/decrease in working capital and provisions	**(458.0)**	164.8	41.9

11 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page 61:

	2001 £m	2000 Restated £m	1999 Restated £m
Returns on investments and servicing of finance			
Interest and similar charges paid	**(84.2)**	(76.2)	(43.5)
Interest received	**38.6**	17.9	9.3
Dividends paid to minorities	**(10.8)**	(7.7)	(4.4)
Net cash outflow	**(56.4)**	(66.0)	(38.6)
Capital expenditure and financial investment			
Purchase of tangible fixed assets (note 14)	**(118.1)**	(111.9)	(64.6)
Purchase of own shares by ESOP trust (note 15)	**(103.3)**	(94.1)	(17.9)
Proceeds from sale of tangible fixed assets	**4.2**	6.9	2.0
Net cash outflow	**(217.2)**	(199.1)	(80.5)
Acquisition payments			
Cash consideration for acquisitions	**(692.8)**	(206.5)	(242.2)
Less (overdraft)/cash acquired	**(21.1)**	(33.6)	51.8
Purchase of other investments	**(43.2)**	(40.9)	(11.8)
Proceeds from disposal of other investments	**26.8**	–	–
Net cash outflow	**(730.3)**	(281.0)	(202.2)
Financing activities			
(Reduction)/increase in drawings on bank loans	**(175.3)**	126.6	258.0
Financing costs	**(8.8)**	–	–
Proceeds from issue of shares	**69.0**	78.0	12.0
Proceeds from issue of Eurobond	**614.1**	–	–
Net cash inflow	**499.0**	204.6	270.0

Long-term debt repayments are due as follows:

	2001 £m
2002	**–**
2003	**221.7**
2004	**212.0**
2005	**334.0**
2006	**–**
2007 and beyond	**459.9**

12 Segment information

Assets by geographical area were as follows:

	Total assets employed			Non-interest bearing assets/(liabilities)		
	2001 £m	2000 £m	1999 £m	**2001 £m**	2000 Restated £m	1999 Restated £m
UK	**1,636.2**	981.8	624.6	**752.6**	148.2	135.2
US	**5,240.5**	5,131.0	990.4	**2,821.3**	2,606.5	(294.8)
Continental Europe	**1,501.2**	1,454.5	714.7	**450.3**	279.3	138.7
Canada, Asia Pacific, Latin America, Africa & Middle East	**1,537.9**	1,544.7	904.7	**501.8**	384.7	270.7
	9,915.8	9,112.0	3,234.4	**4,526.0**	3,418.7	249.8
Net interest bearing (debt)/funds				**(885.1)**	(24.6)	91.9
Net assets in the consolidated balance sheet				**3,640.9**	3,394.1	341.7

Assets by operating sector were as follows:

	Total assets employed			Non-interest bearing assets/(liabilities)		
	2001 £m	2000 £m	1999 £m	**2001 £m**	2000 Restated £m	1999 Restated £m
Advertising and Media investment management	**7,258.3**	6,494.9	1,878.8	**3,548.5**	2,542.4	(244.3)
Information & consultancy	**706.5**	630.1	455.0	**310.7**	154.6	173.5
Public relations & public affairs	**563.5**	552.7	247.7	**241.4**	223.3	121.4
Branding & identity, Healthcare and Specialist communications	**1,387.5**	1,434.3	652.9	**425.4**	498.4	199.2
	9,915.8	9,112.0	3,234.4	**4,526.0**	3,418.7	249.8
Net interest bearing (debt)/funds				**(885.1)**	(24.6)	91.9
Net assets in the consolidated balance sheet				**3,640.9**	3,394.1	341.7

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

13 Intangible fixed assets

	2001 £m	2000 £m	1999 £m
Corporate brand names	**950.0**	950.0	350.0

Brought forward corporate brand names represent J. Walter Thompson, Hill and Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible fixed assets as stated on page 58.

Goodwill	£m
1 January 2000	410.3
Additions	3,102.1
Amortisation	(6.6)
Impairment	(8.5)
31 December 2000	3,497.3
Additions	957.7
Amortisation	(14.8)
Disposals	(0.3)
31 December 2001	**4,439.9**

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.

Gross goodwill of £340 million (2000: £131 million) is subject to amortisation.

14 Tangible fixed assets

The movements in 2001 and 2000 were as follows:

	Land and buildings				
Cost:	Freehold[1] £m	Short leasehold £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
1 January 2000	12.4	141.6	118.9	164.2	437.1
Additions	1.0	31.2	22.4	57.3	111.9
New acquisitions	57.8	66.2	111.4	104.0	339.4
Disposals	(0.6)	(6.0)	(9.0)	(10.2)	(25.8)
Exchange adjustments	(0.3)	6.8	3.6	4.3	14.4
31 December 2000	70.3	239.8	247.3	319.6	877.0
Additions	0.6	30.0	24.9	62.6	118.1
New acquisitions	1.1	12.2	23.6	31.0	67.9
Disposals	(0.3)	(6.6)	(20.3)	(24.0)	(51.2)
Exchange adjustments	(0.7)	2.0	1.3	6.3	8.9
31 December 2001	**71.0**	**277.4**	**276.8**	**395.5**	**1,020.7**
Depreciation:					
1 January 2000	3.3	60.9	75.6	100.6	240.4
New acquisitions	15.5	29.9	74.3	69.9	189.6
Charge	0.7	13.5	10.0	39.6	63.8
Disposals	(0.5)	(1.8)	(5.2)	(10.1)	(17.6)
Exchange adjustments	(0.3)	3.9	3.1	3.9	10.6
31 December 2000	18.7	106.4	157.8	203.9	486.8
New acquisitions	0.3	5.6	12.7	19.9	38.5
Charge	0.6	23.7	25.7	59.9	109.9
Disposals	(0.1)	(4.6)	(18.5)	(22.2)	(45.4)
Exchange adjustments	0.1	2.0	1.1	(5.1)	(1.9)
31 December 2001	**19.6**	**133.1**	**178.8**	**256.4**	**587.9**
Net book value:					
31 December 2001	**51.4**	**144.3**	**98.0**	**139.1**	**432.8**
31 December 2000	51.6	133.4	89.5	115.7	390.2
1 January 2000	9.1	80.7	43.3	63.6	196.7

[1] Includes land of £18.3 million.

Leased assets (other than leasehold property) included above have a net book value of £3.8 million (2000: £3.6 million, 1999: £3.1 million).

At the end of the year, capital commitments contracted, but not provided for were:

	2001 £m	2000 £m	1999 £m
Capital commitments	**3.7**	12.6	1.4

15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Associate undertakings £m	Goodwill on associate undertakings £m	Own shares £m	Other investments £m	Total £m
1 January 2000	107.2	131.1	71.3	47.3	356.9
Additions	50.6	–	94.1	42.3	187.0
Goodwill arising on acquisition of new associates	–	5.1	–	–	5.1
Share of profits after tax of associate undertakings	22.1	–	–	–	22.1
Dividends and other movements	(9.4)	5.8	–	(5.8)	(9.4)
Exchange adjustments	(4.7)	–	–	–	(4.7)
Disposals	–	–	(5.2)	(0.3)	(5.5)
31 December 2000	165.8	142.0	160.2	83.5	551.5
Additions	5.4	–	103.3	9.0	117.7
Goodwill arising on acquisition of new associates	–	38.8	–	–	38.8
Share of profits after tax of associate undertakings	18.1	–	–	–	18.1
Dividends and other movements	(28.6)	–	–	(0.3)	(28.9)
Exchange adjustments	(15.5)	–	–	–	(15.5)
Disposals	(2.5)	–	(13.1)	–	(15.6)
Reclassification to subsidiaries	(32.2)	–	–	(9.6)	(41.8)
Write-downs	(13.7)	–	–	(57.1)	(70.8)
31 December 2001	**96.8**	**180.8**	**250.4**	**25.5**	**553.5**

15 Fixed asset investments continued

The Group's principal associate undertakings include:

	% controlled	Country of incorporation
Asatsu-DK	20.0	Japan
Brierley & Partners	20.3	US
Chime Communications PLC	20.5	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	33.0	France
IBOPE Group	31.15	Brazil
Singleton, Ogilvy & Mather (Holdings) Pty Limited	40.8	Australia

The Company's holdings of own shares are stated at cost and represent purchases by the Employee Share Option Plan ('ESOP') trust of shares in WPP Group plc for the purpose of funding certain of the Group's long-term incentive plan liabilities, details of which are disclosed in the Compensation committee report on pages 94 to 100.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2001 was 48,716,092, (2000: 36,208,185, 1999: 27,888,766) and £370.2 million (2000: £315.7 million, 1999: £273.6 million) respectively.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2001 was as follows: Asatsu-DK – £138.3 million, Chime Communications PLC – £39.9 million, High Co S.A. – £46.1 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

	2001 £m	2000 £m	1999 £m
Work in progress	**234.4**	238.2	110.4
Stocks	**2.5**	2.9	3.1
	236.9	241.1	113.5

17 Debtors

The following are included in debtors:

	2001 £m	2000 £m	1999 £m
Amounts falling due within one year			
Trade debtors outside working capital facility	**1,840.5**	1,699.4	770.0
VAT and sales taxes recoverable	**31.9**	20.9	13.5
Corporate income taxes recoverable	**22.6**	13.2	8.7
Deferred tax	**61.5**	57.4	28.0
Other debtors	**266.6**	229.6	143.4
Prepayments and accrued income	**106.6**	121.4	64.3
	2,329.7	2,141.9	1,027.9
Amounts falling due after more than one year			
Other debtors	**42.7**	31.2	34.7
Prepayments and accrued income	**19.4**	7.9	5.8
	62.1	39.1	40.5
	2,391.8	2,181.0	1,068.4

Movements on bad debt provisions were as follows:

	2001 £m	2000 £m	1999 £m
Balance at beginning of year	**50.6**	16.6	16.5
Charged/(credited):			
To costs and expenses	**15.3**	16.5	4.0
Exchange adjustments	**4.1**	0.8	(0.1)
Other	**(6.2)**	16.7	(3.8)
Balance at end of year	**63.8**	50.6	16.6

The allowance for bad and doubtful debts is equivalent to 3.1% (2000: 2.6%, 1999: 1.8%) of gross trade accounts receivable.

A deferred tax asset of £122 million has not been recognised on losses available to carry forward across the Group in accordance with the Group's accounting policies. These will be offsettable only against taxable profits generated in the entities concerned, and currently there is insufficient evidence that any asset would be recoverable.

18 Debtors within working capital facility

The following are included in debtors within the Group's working capital facilities:

	2001 £m	2000 £m	1999 £m
Gross debts	**331.0**	464.9	345.7
Non-returnable proceeds	**(82.5)**	(231.6)	(214.1)
	248.5	233.3	131.6

Within the Group's overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts, held by one of the Group's subsidiaries, to a trust for the benefit of the providers of this working capital facility. The financing provided against this pool takes into account, *inter alia*, the risks that may be attached to individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2001 £m	2000 £m	1999 £m
Bank loans and overdrafts (note 9)	**319.9**	297.6	148.3
Trade creditors	**2,506.2**	2,574.9	1,315.0
Corporate income taxes payable	**51.3**	42.4	34.6
Other taxation and social security	**116.1**	122.5	68.9
Dividends proposed	**35.2**	28.5	16.2
Payments due to vendors	**103.1**	94.1	41.2
Other creditors and accruals	**868.0**	824.8	398.0
Deferred income	**322.2**	267.6	125.8
	4,322.0	4,252.4	2,148.0

Bank loans and overdrafts include overdrafts of £319.9 million (2000: £297.6 million, 1999: £55.6 million).

20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2001 £m	2000 £m	1999 £m
Corporate bond, convertible loan note and bank loans (note 9)	**1,227.6**	794.6	366.8
Corporate income taxes payable	**222.2**	212.5	122.9
Payments due to vendors	**185.1**	208.2	131.2
Other creditors and accruals	**76.6**	64.3	31.6
	1,711.5	1,279.6	652.5

21 Provisions for liabilities, charges and contingent liabilities

The movement in the year on provisions comprises:

	Other post-retirement benefits Restated £m	Long-term incentive plans £m	Property and other £m	Total £m
1 January 2000	9.3	22.6	14.7	46.6
Charged to the profit and loss account	5.2	17.5	1.2	23.9
New acquisitions	–	–	27.6	27.6
Utilised	(2.0)	(9.3)	(4.1)	(15.4)
Transfers	9.9	–	2.1	12.0
Exchange adjustments	0.3	1.4	1.8	3.5
31 December 2000	22.7	32.2	43.3	98.2
Charged to the profit and loss account	4.3	12.5	6.9	23.7
New acquisitions	–	–	15.0	15.0
Utilised	–	(13.0)	(5.3)	(18.3)
Transfers	–	(1.0)	(12.5)	(13.5)
Exchange adjustments	0.1	0.4	0.5	1.0
31 December 2001	**27.1**	**31.1**	**47.9**	**106.1**

Other post-retirement benefits

These include provisions in respect of certain unfunded retirement benefit schemes which are defined contribution in nature.

Long-term incentive plans

Long-term incentive plans are operated by certain of the Group's operating companies, the provision representing accrued compensation to 31 December 2001 that may become payable after more than one year, as described in the Compensation committee report on pages 94 to 100.

21 Provisions for liabilities, charges and contingent liabilities continued

Property and other

Other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain contingent liabilities where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22 Pension provisions and pension arrangements

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2001 £m	2000 £m	1999 £m
Defined contribution schemes	**41.4**	30.1	21.3
Defined benefit schemes	**18.1**	10.7	6.4
	59.5	40.8	27.7

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates. These valuations have generally been updated by the local independent qualified actuaries to the balance sheet dates.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of the majority of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with FRS 17, the actuarial calculations have been carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2001 amounted to £13.5 million.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2001 % pa	2000 % pa	1999 % pa	1998 % pa
UK				
Discount rate	**5.8**	5.5	5.8	5.8
Rate of increase in salaries	**3.3**	3.7	3.9	3.3
Rate of increase in pensions in payment	**3.8**	3.9	4.0	3.8
Inflation	**2.5**	3.0	3.3	2.5
Expected rate of return on equities	**7.5**	7.5	7.5	7.5
Expected rate of return on bonds[1]	**5.0**	5.0	5.0	5.0
Expected rate of return on property	**7.0**	7.0	7.0	7.0
Expected rate of return on cash	**3.0**	3.0	3.0	3.0
US				
Discount rate	**7.5**	7.9	7.4	6.9
Rate of increase in salaries	**6.2**	6.2	5.9	5.5
Rate of increase in pensions in payment	**–**	–	–	–
Inflation	**3.4**	4.0	3.8	2.6
Expected rate of return on equities	**10.0**	10.0	10.0	10.0
Expected rate of return on bonds[1]	**7.0**	7.0	7.0	7.0
Expected rate of return on property	**–**	–	–	–
Expected rate of return on cash	**3.5**	3.5	3.5	3.5
Continental Europe				
Discount rate	**5.9**	6.3	6.3	6.1
Rate of increase in salaries	**2.4**	2.4	2.4	2.8
Rate of increase in pensions in payment	**1.0**	0.8	0.9	1.1
Inflation	**1.5**	2.0	1.9	2.0
Expected rate of return on equities	**6.0**	6.0	6.0	6.0
Expected rate of return on bonds[1]	**6.2**	6.2	6.2	6.2
Expected rate of return on property	**6.0**	6.0	6.0	6.0
Expected rate of return on cash	**6.0**	6.0	6.0	6.0
Canada, Asia Pacific, Latin America, Africa & Middle East				
Discount rate	**4.3**	4.1	4.0	3.6
Rate of increase in salaries	**2.5**	2.6	2.6	2.7
Rate of increase in pensions in payment	**–**	–	–	–
Inflation	**–**	–	–	–
Expected rate of return on equities	**–**	–	–	–
Expected rate of return on bonds[1]	**5.1**	4.8	5.1	4.5
Expected rate of return on property	**–**	–	–	–
Expected rate of return on cash	**–**	–	–	–

[1] Expected rate of return on bond assumptions reflects the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

WPP

Errata, page 69

Please note that since going to press, changes have been made to Note 22 (b) and (c). The relevant tables are reproduced below. The changes are marked with an asterisk (★).

22 Pension provisions and pension arrangements continued
(b) Assets and liabilities
At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2001 £m	2000 £m	1999 £m	1998 £m
Group				
Equities	**152.9**	159.7	80.5	77.4
Bonds	**156.2**	178.5	153.0	144.4
Property	**10.2**	11.0	10.7	10.3
Cash	**4.1**	4.4	4.3	4.0
Total fair value of assets	**323.4**	353.6	248.5	236.1
Present value of scheme liabilities	**458.7**	441.3	294.1	271.5
Deficit in the scheme	**(135.3)**	(87.7)	(45.6)	(35.4)

The related deferred tax asset is discussed in note 17.

(Liability)/asset in the scheme by region				
UK	**(19.3)**	(13.7)	(12.3)	2.5
US	**(84.6)**	(45.1)	(13.3)	(14.2)
Continental Europe	**(23.7)**	(21.2)	(12.2)	(15.8)
Canada, Asia Pacific, Latin America, Africa & Middle East	**(7.7)**	(7.7)	(7.8)	(7.9)
★Deficit in the scheme	**(135.3)**	(87.7)	(45.6)	(35.4)

(c) Pensions expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2001 £m	2000 £m	1999 £m
Group			
Current service cost	**13.3**	9.3	4.9
Past service cost	**1.8**	–	–
Gain on settlements and curtailments	**(0.8)**	–	–
Charge to operating profit	**14.3**	9.3	4.9
Expected return on pension scheme assets	**(24.8)**	(17.8)	(14.9)
Interest on pension scheme liabilities	**28.6**	19.2	16.4
Charge to net interest payable and similar charges	**3.8**	1.4	1.5
★Charge to profit on ordinary activities before taxation for defined benefit schemes	**18.1**	10.7	6.4
Loss on pension scheme assets relative to expected return	**46.0**	9.2	0.7
Experience gains and losses arising on the scheme liabilities	**8.4**	10.5	0.4
Changes in assumptions underlying the present value of the scheme liabilities	**(10.9)**	5.6	9.8
Movement in exchange rates	**(0.5)**	1.7	(0.5)
Actuarial loss recognised in STRGL	**43.0**	27.0	10.4

(d) Movement in scheme surplus
The following table shows an analysis of the movement in the scheme (deficit)/surplus for each accounting period:

	2001 £m	2000 £m	1999 £m
Group			
Deficit at 1 January	**87.7**	45.6	35.4
Current service cost	**13.3**	9.3	4.9
Past service costs	**1.8**	–	–
Settlements and curtailments	**(0.8)**	–	–
Acquisitions	**–**	24.8	–
Charge to net interest payable and similar charges	**3.8**	1.4	1.5
Actuarial loss	**43.0**	27.0	10.4
Contributions	**(13.5)**	(20.4)	(6.6)
Deficit at 31 December	**135.3**	87.7	45.6

(e) Prior year adjustment
As a result of the implementation of FRS 17, as described above, the profit and loss account and balance sheet have been restated. The effects of the change in the accounting policy have had no material impact on the profit and loss account, but have increased the pension provision and decreased the net assets of the Group by the amounts of the actuarial losses as described in (c) above.

May 2002

22 Pension provisions and pension arrangements continued
(b) Assets and liabilities
At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2001 £m	2000 £m	1999 £m	1998 £m
Group				
Equities	**152.9**	159.7	80.5	77.4
Bonds	**156.2**	178.5	153.0	144.4
Property	**10.2**	11.0	10.7	10.3
Cash	**4.1**	4.4	4.3	4.0
Total fair value of assets	**323.4**	353.6	248.5	236.1
Present value of scheme liabilities	**458.7**	441.3	294.1	271.5
Deficit in the scheme	**(135.3)**	(87.7)	(45.6)	(35.4)

The related deferred tax asset is discussed in note 17.

(Liability)/asset in the scheme by region				
UK	**(19.3)**	(13.7)	(12.3)	2.5
US	**(84.6)**	(45.1)	(13.3)	(14.2)
Continental Europe	**(23.7)**	(21.2)	(12.2)	(15.8)
Canada, Asia Pacific, Latin America, Africa & Middle East	**(7.7)**	(7.7)	(7.8)	(7.9)
Charge to profit on ordinary activities before taxation for defined benefit schemes	**(135.3)**	(87.7)	(45.6)	(35.4)

(c) Pensions expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2001 £m	2000 £m	1999 £m
Group			
Current service cost	**13.3**	9.3	4.9
Past service cost	**1.8**	–	–
Gain on settlements and curtailments	**(0.8)**	–	–
Charge to operating profit	**14.3**	9.3	4.9
Expected return on pension scheme assets	**(24.8)**	(17.8)	(14.9)
Interest on pension scheme liabilities	**28.6**	19.2	16.4
Charge to net interest payable and similar charges	**3.8**	1.4	1.5
Charge to profit on ordinary activities before taxation for defined benefit schemes	**21.9**	12.1	7.9
Loss on pension scheme assets relative to expected return	**46.0**	9.2	0.7
Experience gains and losses arising on the scheme liabilities	**8.4**	10.5	0.4
Changes in assumptions underlying the present value of the scheme liabilities	**(10.9)**	5.6	9.8
Movement in exchange rates	**(0.5)**	1.7	(0.5)
Actuarial loss recognised in STRGL	**43.0**	27.0	10.4

(d) Movement in scheme surplus
The following table shows an analysis of the movement in the scheme (deficit)/surplus for each accounting period:

	2001 £m	2000 £m	1999 £m
Group			
Deficit at 1 January	**87.7**	45.6	35.4
Current service cost	**13.3**	9.3	4.9
Past service costs	**1.8**	–	–
Settlements and curtailments	**(0.8)**	–	–
Acquisitions	**–**	24.8	–
Charge to net interest payable and similar charges	**3.8**	1.4	1.5
Actuarial loss	**43.0**	27.0	10.4
Contributions	**(13.5)**	(20.4)	(6.6)
Deficit at 31 December	**135.3**	87.7	45.6

(e) Prior year adjustment
As a result of the implementation of FRS 17, as described above, the profit and loss account and balance sheet have been restated. The effects of the change in the accounting policy have had no material impact on the profit and loss account, but have increased the pension provision and decreased the net assets of the Group by the amounts of the actuarial losses as described in (c) above.

23 Fair value of financial instruments
Derivative financial instruments
The fair value of derivatives, based on the amount that would be receivable or (payable) if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 March 2002	31 December 2001	31 December 2000	31 December 1999
	Swaps £m	Swaps £m	Swaps £m	Swaps £m
Fair value	**4.0**	4.0	(0.5)	3.7
Book value	**nil**	nil	nil	nil

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments
The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2001 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.
The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.
Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) – considered to approximate to fair value because of the short maturity of such instruments.
The fair value of our $300 million bonds, €1 billion Eurobonds and $287.5 million convertible debt at 31 December 2001 was £1 billion (book value: £1 billion). This is calculated by reference to market prices at 31 December 2001. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

24 Authorised and issued share capital

	2001 Number m	**2001 £m**	2000 Number m	2000 £m	1999 Number m	1999 £m
Authorised:						
Equity ordinary shares of 10p each	**1,750**	**175.0**	1,750	175.0	1,250	125.0
Issued:						
Equity ordinary shares of 10p each	**1,149.6**	**115.0**	1,111.9	111.2	774.5	77.5

Movements in each year are shown in note 25.

Share options
As at 31 December 2001, unexercised options over ordinary shares of 19,366,565 and unexercised options over ADRs of 10,540,250 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
93,211	10.770	2003 – 2010
791,039	9.010	2003 – 2010
55,832	8.193	2004 – 2011
123,079	8.110	2004 – 2011
4,009	8.110	2005 – 2011
3,072	8.110	2004 – 2005
7,005	6.280	2004 – 2011
660,042	5.700	2002 – 2009
168,566	5.185	2002 – 2009
3,293,709	4.865	2004 – 2011
66,621	4.865	2004 – 2005
45,583	4.865	2005 – 2011
5,022	3.030	2001 – 2008
43,800	3.270	2001 – 2008
3,804,467	2.930	2001 – 2008
2,751,052	2.835	2000 – 2007
6,037	2.535	2000 – 2007
2,702,547	2.335	1999 – 2006
789,394	2.140	1999 – 2006
2,094,575	1.540	1998 – 2005
1,039,635	1.190	1997 – 2004
9,812	1.150	1997 – 2004
592,220	1.080	1998 – 2005
161,183	1.020	1996 – 2003
55,053	0.560	1997 – 2002

24 Authorised and issued share capital continued

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
884,715	2.300	2000 – 2006
946,787	9.200	2000 – 2006
152,725	9.200	2000 – 2007
2,323,873	14.750	2000 – 2007
33,400	29.950	2000 – 2008
268,205	34.050	2000 – 2008
1,784,266	35.380	2004 – 2011
76,820	35.650	2000 – 2008
1,130,758	44.600	2000 – 2009
471,084	46.475	2002 – 2009
57,466	46.550	2000 – 2009
13,569	48.200	2000 – 2010
91,850	48.800	2000 – 2009
4,175	50.300	2000 – 2010
59,669	51.050	2001 – 2010
577,773	51.050	2002 – 2010
577,773	51.050	2003 – 2010
16,700	51.850	2000 – 2009
35,070	53.450	2000 – 2009
253,005	54.050	2000 – 2009
2,088	54.800	2000 – 2009
8,350	55.300	2000 – 2009
75,150	56.300	2000 – 2009
12,525	57.200	2000 – 2009
64,529	58.238	2004 – 2011
4,621	58.886	2004 – 2011
1,113	59.650	2001 – 2010
1,113	59.650	2002 – 2010
1,113	59.650	2003 – 2010
6,976	60.000	2003 – 2010
696	60.350	2001 – 2010
696	60.350	2002 – 2010
696	60.350	2003 – 2010
6,263	60.500	2000 – 2010
98,725	62.110	2003 – 2010
4,830	62.110	2005 – 2010
378,257	63.263	2003 – 2010
1,113	63.450	2001 – 2010
1,113	63.450	2002 – 2010
1,113	63.450	2003 – 2010
3,479	63.700	2001 – 2010
3,479	63.700	2002 – 2010
3,479	63.700	2003 – 2010
974	63.750	2001 – 2010
974	63.750	2002 – 2010
974	63.750	2003 – 2010
8,350	64.350	2000 – 2010
1,392	64.600	2001 – 2010
1,392	64.600	2002 – 2010
1,392	64.600	2003 – 2010
696	65.100	2001 – 2010
696	65.100	2002 – 2010
696	65.100	2003 – 2010
3,560	66.700	2001 – 2010
3,560	66.700	2002 – 2010
3,560	66.700	2003 – 2010
1,113	67.050	2001 – 2010
1,113	67.050	2002 – 2010
1,113	67.050	2003 – 2010
1,392	68.500	2001 – 2010
1,392	68.500	2002 – 2010
1,392	68.500	2003 – 2010
11,690	71.800	2000 – 2010
529	72.600	2001 – 2010
529	72.600	2002 – 2010
529	72.600	2003 – 2010
38,352	84.485	2003 – 2010
11,690	84.750	2000 – 2010

24 Authorised and issued share capital continued

As at 31 December 2001, unexercised options totalling 4,690,625 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
WPP Worldwide Share Ownership Program		
186,675	2.695	2000 – 2007
542,050	3.030	2001 – 2008
1,154,850	5.315	2002 – 2009
972,650	7.790	2003 – 2010
865,150	7.960	2004 – 2011
927,125	11.296	2004 – 2011
22,625	5.990	2004 – 2011
19,500	5.210	2004 – 2011

The aggregate status of the WPP Share Option Schemes during 2001 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2001 number	Granted number	Exercised number	Lapsed number	31 December 2001 number
WPP	30,174,797	15,053,267	(4,777,776)	(2,134,898)	38,315,390
Y&R	67,759,777	–	(25,648,828)	(3,667,899)	38,443,050
	97,934,574	15,053,267	(30,426,604)	(5,802,797)	76,758,440

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
0.560–10.770	4.02	79.41

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
2.30–84.75	31.37	98.59

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2001	2000	1999
Fair value of UK options (shares)	**212.0p**	286.1p	134.0p
Fair value of US options (ADRs)	**$13.65**	$16.18	–
Weighted average assumptions:			
UK Risk-free interest rate	**4.73%**	6.02%	5.23%
US Risk-free interest rate	**3.42%**	5.94%	–
Expected life (months)	**36**	36	36
Expected volatility	**50%**	40%	28%
Dividend yield	**0.6%**	0.6%	0.6%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Leadership Equity Acquisition Plan ('LEAP') in the year, calculated using the Black-Scholes model, were as follows:

	2001	2000	1999
Fair value	**236.2p**	299.9p	233.8p
Weighted average assumptions:			
Risk-free interest rate	**5.00%**	5.80%	5.23%
Expected life (months)	**48**	48	60
Expected volatility	**40%**	40%	28%
Dividend yield	**0.6%**	0.6%	0.6%

The option element was granted at an exercise price equal to market value on the date of grant.

25 Share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Profit and loss account[1] £m	Total £m
Balance at 1 January 1999	**76.6**	**562.9**	**–**	**120.5**	**(92.0)**	**(452.3)**	**215.7**
FRS 17 (Retirement Benefits) restatement	–	–	–	–	–	(2.6)	(2.6)
Adjusted balance at 1 January 1999	**76.6**	**562.9**	**–**	**120.5**	**(92.0)**	**(454.9)**	**213.1**
1999 movements							
Ordinary shares issued	0.9	40.0	–	0.8	–	(28.8)[2]	12.9
Currency translation movement	–	–	–	–	(31.2)	–	(31.2)
Retained profit for the financial year	–	–	–	–	–	148.8	148.8
Actuarial loss on defined benefit schemes	–	–	–	–	–	(10.4)	(10.4)
Adjusted balance at 31 December 1999	**77.5**	**602.9**	**–**	**121.3**	**(123.2)**	**(345.3)**	**333.2**
2000 movements							
Ordinary shares issued in respect of acquisitions	30.2	–	547.3	2,383.3	–	–	2,960.8
Exercises of options granted on acquisition of Young & Rubicam Inc.	2.9	62.5	(160.6)	160.6	–	(13.9)	51.5
Share issue costs charged to merger reserve	–	–	–	(35.0)	–	–	(35.0)
Other ordinary shares issued	0.6	43.6	–	–	–	(31.7)[2]	12.5
Currency translation movement	–	–	–	–	(133.0)	–	(133.0)
Retained profit for the financial year	–	–	–	–	–	206.9	206.9
Actuarial loss on defined benefit schemes	–	–	–	–	–	(27.0)	(27.0)
Balance at 31 December 2000	**111.2**	**709.0**	**386.7**	**2,630.2**	**(256.2)**	**(211.0)**	**3,369.9**
2001 movements							
Ordinary shares issued in respect of acquisitions	**0.7**	**–**	**1.6**	**62.4**	**–**	**–**	**64.7**
Share issue costs charged to merger reserve	**–**	**–**	**–**	**(1.0)**	**–**	**–**	**(1.0)**
Other ordinary shares issued	**3.1**	**96.2**	**(149.7)**	**133.1**	**–**	**(14.5)**[2]	**68.2**
Currency translation movement	**–**	**–**	**–**	**–**	**(80.6)**	**–**	**(80.6)**
Retained profit for the financial year	**–**	**–**	**–**	**–**	**–**	**219.6**	**219.6**
Actuarial loss on defined benefit schemes	**–**	**–**	**–**	**–**	**–**	**(43.0)**	**(43.0)**
Write-back of goodwill on disposals of interest in associate undertaking	**–**	**–**	**–**	**–**	**–**	**2.0**	**2.0**
Balance at 31 December 2001	**115.0**	**805.2**	**238.6**	**2,824.7**	**(336.8)**	**(46.9)**	**3,599.8**

Other reserves at 31 December 2001 comprise: currency translation deficit £338.3 million (2000: £257.5 million, 1999: £124.5 million), capital redemption reserve £1.3 million (2000: £1.3 million, 1999: £1.3 million).

The cumulative amount of goodwill written off against the Group's reserves, net of goodwill relating to undertakings disposed of, is £1,158.4 million (2000: £1,160.4 million, 1999: 1,160.4 million).

[1] Share owners' funds have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements. The impact of this on opening funds of £3,409.9 million as previously reported, is to increase these to £3,369.9 million as restated as at 1 January 2001.

[2] Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

26 Acquisition of Tempus Group plc
On 6 November 2001 the Company finalised its acquisition of Tempus Group plc.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group:

	Book value at acquisition £m	Accounting policy alignments[1] £m	Fair value adjustments[2] £m	Fair value to Group £m
Tangible fixed assets	15.0	(1.3)	(0.2)	13.5
Investments	10.9	–	(1.8)[i]	9.1
Current assets	342.9	–	(0.3)	342.6
Total assets	**368.8**	**(1.3)**	**(2.3)**	**365.2**
Other creditors due within one year	(397.1)	–	(0.1)	(397.2)
Other creditors due after one year	(54.7)	–	(10.4)[ii]	(65.1)
Provisions	(2.5)	–	(11.8)[iii]	(14.3)
Total liabilities	**(454.3)**	**–**	**(22.3)**	**(476.6)**
Net liabilities	**(85.5)**	**(1.3)**	**(24.6)**	**(111.4)**
Minority interest				(5.0)
Goodwill				516.8
Consideration				400.4
Consideration satisfied by:				
Cash				369.3
Shares to be issued				1.6
Capitalised acquisition costs				5.7
Transferred from investments				23.8
				400.4

Notes

1 Accounting policy alignments
These comprise adjustments to bring the assets and liabilities of Tempus Group plc into compliance with WPP Group plc's accounting practices and policies. These primarily arise from applying the Group's depreciation policies to tangible fixed assets acquired.

2 Fair value adjustments
These comprise adjustments to bring the book value of the assets and liabilities of Tempus Group plc to fair value:
(i) Revaluation of internet and other investments to fair value.
(ii) Recognition of accrual for additional corporate tax liabilities.
(iii) Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Net cash outflows in respect of the acquisition of Tempus Group plc comprised:

	£m
Cash at bank and in hand acquired	52.5
Bank overdrafts acquired	(85.2)
Share issue and acquisition costs	(1.5)
	(34.2)

Tempus Group plc contributed £88.4 million to the Group's net operating cash flows, paid £0.3 million in respect of net returns on investment and servicing of finance, paid £nil million in respect of taxation and utilised £0.4 million for capital expenditure.

26 Acquisition of Tempus Group plc continued
The summarised profit and loss accounts and statements of total recognised gains and losses of Tempus Group plc for the period from 1 January to 5 November 2001 and the year ended 31 December 2000 are summarised below. These amounts are shown on the basis of the accounting policies and reporting formats of Tempus Group plc prior to the acquisition. The post-acquisition contribution of Tempus Group plc was not material to the group's profit and loss account on page 60.

Tempus Group plc Profit and loss account	Period ended 5 November 2001 £m	Year ended 31 December 2000 £m
Turnover	**1,526.4**	**2,068.1**
Cost of sales	(1,392.0)	(1,916.8)
Gross profit	**134.4**	**151.3**
Other operating expenses (net)	(133.5)	(133.0)
Operating profit	**0.9**	**18.3**
Income from associates	0.5	1.0
Interest (expense)/income (net)	(1.3)	0.6
Exceptional items[1]	(17.4)	–
(Loss)/profit on ordinary activities before taxation	**(17.3)**	**19.9**
Tax on profit on ordinary activities	(2.2)	(7.5)
(Loss)/profit on ordinary activities after taxation	**(19.5)**	**12.4**
Minority interests	(2.2)	(2.9)
(Loss)/profit attributable to shareholders	**(21.7)**	**9.5**
Ordinary dividends	–	(3.0)
Retained (loss)/profit for the period	(21.7)	6.5

Statement of recognised gains and losses	**£m**	**£m**
(Loss)/profit for the financial period	(21.7)	9.5
Amounts deducted in respect of shares issued to the Employee Benefit Trust	(0.1)	(0.7)
Loss on foreign currency translation	(1.0)	(0.1)
Total recognised gains and losses relating to the period	**(22.8)**	**8.7**

[1] Exceptional items comprise merger costs, redundancy and other costs incidental to a restructuring of operations and investment write offs.

Other acquisitions
The Group undertook a number of other acquisitions in the year. Goodwill arising on these acquisitions was calculated as follows:

	Book value £m	Fair value adjustments £m	Fair value £m	Cost of acquisition £m	Goodwill £m
Other acquisitions	8.4	(24.0)	(15.6)	434.2	449.8

Goodwill above of £449.8 million includes £411.0 million in respect of the acquisition of subsidiary undertakings and £38.8 million in respect of associate undertakings. The cost of acquisition above includes cash paid of £209.6 million. In addition £61.5 million of additional shares were issued in respect of the acquisition of Young and Rubicam Inc.
Fair value adjustments of £24.0 million arising on these acquisitions include £6.9 million of additional tax liabilities and £17.1 million of other liabilities.

27 Principal operating subsidiary undertakings
A list of the principal operating subsidiary undertakings is given on pages 4 and 5.
The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Company balance sheet
As at 31 December 2001

	Notes	2001 £m	2000 £m	1999 £m
Fixed assets				
Tangible assets	28	**15.4**	13.4	10.3
Investments	29	**7,116.7**	6,042.2	1,808.6
		7,132.1	6,055.6	1,818.9
Current assets				
Debtors (including amounts falling due after more than one year)	30	**879.8**	148.0	88.7
Cash at bank and in hand		**4.3**	49.2	2.4
		884.1	197.2	91.1
Creditors: amounts falling due within one year	31	**(2,179.9)**	(997.3)	(370.8)
Net current liabilities		**(1,295.8)**	(800.1)	(279.7)
Total assets less current liabilities		**5,836.3**	5,255.5	1,539.2
Creditors: amounts falling due after more than one year	32	**(670.2)**	(192.9)	(441.2)
Net assets		**5,166.1**	5,062.6	1,098.0
Capital and reserves				
Called up share capital	33	**115.0**	111.2	77.5
Share premium account	33	**805.2**	709.0	602.9
Shares to be issued	33	**238.6**	386.7	–
Merger reserve	33	**2,860.7**	2,665.2	121.3
Other reserves	33	**91.5**	91.5	91.5
Profit and loss account	33	**1,055.1**	1,099.0	204.8
Total equity capital employed		**5,166.1**	5,062.6	1,098.0

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 9 May 2002:
Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

As provided by Section 230, Companies Act 1985, the profit and loss account for the Company has not been presented. Included within the consolidated profit and loss account for the financial year is a profit of £7.7 million (2000: £932.1 million, 1999: £27.6 million) in respect of the Company. This includes dividend income received from subsidiaries of £0.1 million (2000: £923.0 million, 1999: £39.3 million).

28 Tangible fixed assets

The movements in 2001 and 2000 were as follows:

Costs:	Short lease-hold £m	Fixtures, fittings and equip-ment £m	Com-puter equip-ment £m	Total £m
1 January 2000	1.6	0.8	12.6	15.0
Additions	0.5	0.1	5.2	5.8
Disposals	(0.8)	(0.4)	(2.8)	(4.0)
31 December 2000	1.3	0.5	15.0	16.8
Additions	0.7	–	4.7	5.4
Disposals	–	(0.1)	–	(0.1)
31 December 2001	**2.0**	**0.4**	**19.7**	**22.1**
Depreciation:				
1 January 2000	1.0	0.6	3.1	4.7
Charge	0.2	0.1	1.8	2.1
Disposals	(0.8)	(0.4)	(2.2)	(3.4)
31 December 2000	0.4	0.3	2.7	3.4
Charge	0.4	–	3.0	3.4
Disposals	–	(0.1)	–	(0.1)
31 December 2001	**0.8**	**0.2**	**5.7**	**6.7**
Net book value:				
31 December 2001	**1.2**	**0.2**	**14.0**	**15.4**
31 December 2000	0.9	0.2	12.3	13.4
1 January 2000	0.6	0.2	9.5	10.3

29 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Subsidiary under-takings £m	Own shares £m	Total £m
1 January 2000	1,737.3	71.3	1,808.6
Additions	5,581.0	94.1	5,675.1
Disposals	(1,436.3)	(5.2)	(1,441.5)
31 December 2000	5,882.0	160.2	6,042.2
Additions	3,033.8	103.3	3,137.1
Disposals	(2,014.1)	(13.1)	(2,027.2)
Other movements	(35.4)	–	(35.4)
31 December 2001	**6,866.3**	**250.4**	**7,116.7**

Further details of the Company's holdings of own shares are detailed in note 15 to the consolidated balance sheet.

30 Debtors

The following are included in debtors:

	2001 £m	2000 £m	1999 £m
Amounts owed by subsidiary undertakings	**826.7**	112.2	49.7
Taxation and social security	**6.8**	–	–
Other debtors	**46.3**	35.8	39.0
	879.8	148.0	88.7

Included within amounts owed by subsidiary undertakings are loans totalling £nil (2000: £nil, 1999: £nil) which fall due for repayment after more than one year.

31 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2001 £m	2000 £m	1999 £m
Bank loans and overdrafts	**85.7**	10.9	25.5
Amounts due to subsidiary undertakings	**1,968.5**	912.2	313.8
Taxation and social security	**–**	0.8	10.6
Dividends proposed	**35.2**	28.5	16.2
Other creditors and accruals	**90.5**	44.9	4.7
	2,179.9	997.3	370.8

32 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2001 £m	2000 £m	1999 £m
Bank loans	**609.0**	–	180.3
Amounts due to subsidiary undertakings	**49.4**	182.7	252.0
Other creditors and accruals	**11.8**	10.2	8.9
	670.2	192.9	441.2

The following is an analysis of all bank loans and unsecured loan notes by year of repayment:

	2001 £m	2000 £m	1999 £m
Within two to five years	**213.3**	–	180.3
Over five years	**395.7**	–	–

During the year the Company issued €350 million of 5.125% bonds due 2004 and €650 million of 6.875% bonds due 2008.

In March 2002, the Company announced the issue of £450 million 2% convertible bonds due April 2007.

33 Share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Profit and loss account £m
Balance at beginning of year	111.2	709.0	386.7	2,665.2	91.5	1,099.0
Ordinary shares issued in respect of acquisitions	0.7	–	1.6	62.4	–	–
Other ordinary shares issued	3.1	96.2	(149.7)	133.1	–	–
Retained loss for the financial year	–	–	–	–	–	(43.9)
	115.0	**805.2**	**238.6**	**2,860.7**	**91.5**	**1,055.1**

Other reserves at 31 December 2001 comprise: currency translation deficit £37.2 million (2000: £37.2 million, 1999: £37.2 million), capital redemption reserve £1.3 million (2000: £1.3 million, 1999: £1.3 million) and capital reserve £127.4 million (2000: £127.4 million, 1999: £127.4 million).

At 31 December 2001 the Company's distributable reserves amounted to £153.4 million. Further details of the Company's movements in share capital are shown in notes 24 and 25.

Reconciliation to US Accounting Principles (unaudited)

The following is a summary of the significant adjustments to profit and ordinary share owners' funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied:

	Notes	For the year ended 31 December 2001 £m	2000 £m	1999 £m
Net income				
Profit attributable to ordinary share owners under UK GAAP		**271.2**	244.7	172.8
US GAAP adjustments:				
Amortisation of goodwill and other intangibles	1	**(142.2)**	(83.2)	(42.1)
Executive compensation	1	**(26.9)**	(38.3)	(58.4)
Contingent consideration deemed as compensation	1	**(23.1)**	(8.6)	–
Accounting for derivatives	3	**4.0**	–	–
Deferred tax items	1	**(3.8)**	8.3	9.6
		(192.0)	(121.8)	(90.9)
Net income as adjusted for US GAAP		**79.2**	122.9	81.9
Statement of comprehensive income				
Net income as adjusted for US GAAP		**79.2**	122.9	81.9
Revaluation of investments marked to market		**(39.7)**	(6.8)	41.2
Foreign currency translation		**(80.6)**	(133.0)	(31.2)
Additional minimum pension liability		**(73.7)**	–	–
Comprehensive (loss)/income		**(114.8)**	(16.9)	91.9
Earnings per share				
Basic earnings per share as adjusted for US GAAP (p)	2	**7.2**	14.7	10.9
Diluted earnings per share as adjusted for US GAAP (p)	2	**7.1**	14.1	10.6

A reconciliation from UK to US GAAP in respect of earnings per share is shown below.

The Company applies US APB Opinion 25 and related interpretations when accounting *for its stock option plans. Had compensation cost for the Company's stock option* plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS Statement 123 'Accounting for Stock-Based Compensation', the Company's net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income as adjusted for US GAAP:			
As reported (£m)	**79.2**	122.9	81.9
Pro forma (£m)	**66.9**	116.0	77.7
Basic earnings per share per US GAAP:			
As reported (p)	**7.2**	14.7	10.9
Pro forma (p)	**6.4**	13.9	10.3

Further details regarding stock option plans and the fair valuation of option grants can be found in note 24.

	Notes	As at 31 December 2001 £m	2000* £m	1999* £m
Share owners' funds				
Share owners' funds under UK GAAP		**3,599.8**	3,369.9	333.2
US GAAP adjustments, net of taxes:				
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	1	**773.4**	834.5	685.2
Revaluation of investments marked to market		**(5.3)**	34.4	41.2
Contingent consideration deemed as compensation	1	**(31.7)**	(8.6)	–
Shares owned by Employee Share Option Plan (ESOP)	1	**(250.4)**	(160.2)	(71.3)
Accounting for derivatives	3	**4.0**	–	–
Pension accounting		**9.3**	40.0	13.0
Deferred tax items	1	**10.5**	14.3	6.0
Proposed final ordinary dividend, not yet declared	1	**35.2**	28.5	16.2
Other		**(3.4)**	(3.7)	(3.9)
		541.6	779.2	686.4
Share owners' funds as adjusted for US GAAP	2	**4,141.4**	4,149.1	1,019.6

Gross goodwill capitalised under US GAAP (before accumulated amortisation) amounted to £5,789.6 million (2000: £4,776.8 million, 1999: £1,582.6 million), net of disposals made. The movement in goodwill arises due to the impact of acquisitions made during the year and also its denomination in various currencies, resulting in exchange rate movements against sterling.

Movement in share owners' funds under US GAAP

	2001 £m	2000 £m	1999 £m
Net income for the year under US GAAP	**79.2**	122.9	81.9
Prior year final dividend	**(28.5)**	(16.2)	(13.4)
Current year interim dividend	**(16.4)**	(9.3)	(7.8)
Retained earnings for the year	**34.3**	97.4	60.7
Ordinary shares issued in respect of acquisitions	**64.7**	3,225.3	0.8
Share issue costs charged to merger reserve	**(1.0)**	(35.0)	–
Share options exercised	**68.2**	64.0	12.1
Shares owned by Employee Share Option Plan	**(90.2)**	(88.9)	(13.2)
Revaluation of investments marked to market	**(39.7)**	(6.8)	41.2
Exchange adjustments:			
– Revaluation of goodwill	**81.4**	(31.8)	(34.9)
– Foreign currency translation	**(80.6)**	(133.0)	(31.2)
Pension accounting	**(73.7)**	–	–
Goodwill write-back	**2.0**	–	–
Executive compensation	**26.9**	38.3	58.4
New additions to share owners' funds	**(7.7)**	3,129.5	93.9
Share owners' funds at 1 January	**4,141.9**	1,019.6	925.7
Share owners' funds at 31 December	**4,141.4**	4,149.1	1,019.6

*The 2000 and 1999 balance sheets have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements for UK GAAP.

Notes to the Reconciliation to US Accounting Principles (unaudited)

1 Significant differences between UK and US Accounting Principles

The Group's financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

Goodwill, US purchase accounting and long-lived assets

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with FRS 10 (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners' equity, in accordance *with the then preferred treatment under UK GAAP. Under US GAAP, goodwill in respect* of business combinations accounted for as purchases would be charged against income over its estimated useful life, being not more than 40 years. Accordingly, for US GAAP purposes, the Group is amortising goodwill over a period not to exceed 40 years. The Group evaluates the carrying value of its tangible and intangible assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount. An impairment loss is recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

Contingent consideration

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the liability contingency is resolved. At 31 December 2001, the Group's liabilities for vendor payments under UK GAAP totalled £288.2 million (2000: £302.3 million, 1999: £172.4 million). As these liabilities are represented by goodwill arising on acquisition, there is no net effect on share owners' funds. In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, regardless of the substance of the transaction, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period.

Share consideration

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam, Inc. *was measured by reference to the opening share price on* 4 October 2000 of £7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam, Inc. The opening share price on 12 May was £8.45.

1 Significant differences between UK and US Accounting Principles continued

Corporate brand names

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam Inc. brand names, acquired as part of The Ogilvy Group, Inc. and Young & Rubicam Inc. respectively, were booked as acquisition adjustments to balance sheet assets acquired and are amortised as part of goodwill over 40 years.

Pension accounting

Under UK GAAP, pension costs are accounted for in accordance with FRS 17. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and SFAS 88, Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under FRS 17, these actuarial gains and losses are immediately recognised in the Statement of Total Recognised Gains and Losses, whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members.

Similarly, FRS 17 requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

Dividends

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

Deferred tax

Under UK GAAP, the Group accounts for deferred tax in accordance with FRS 19 (Deferred Tax) as described in the note on accounting policies in the financial statements. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Executive compensation

Under UK GAAP, the part of executive compensation satisfied in stock is charged through the profit and loss account at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur as the WPP Share Ownership Plan acquires stock before the liability to the employee arises.

Additionally, under UK GAAP stock options granted with performance criteria do not give rise to a profit and loss account charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the profit and loss account on a systematic basis over the vesting.

Shares owned by Employee Share Option Plan (ESOP)

Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners' equity.

The Group's ESOPs comprise trusts which acquire WPP shares in the open market to fulfil obligations under the Group's stock-based compensation plans. These trusts do not meet the definition of an 'ESOP' under US GAAP.

Listed investments

Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for diminution in value. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners' funds. Where the decline in value is other than temporary, the resulting loss would be taken to the profit and loss account under both UK and US GAAP. The listed investments of the Group are generally considered to be 'available for sale' securities under US GAAP.

Cash flows

Under UK GAAP, the Group complies with the Financial Reporting Standard No. 1 Revised 'Cash Flow Statements' (FRS 1 Revised), the objective and principles of which are similar to those set out in SFAS 95, Statement of Cash Flows. The principal difference between the two standards is in respect of classification. Under FRS 1 Revised, the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; (e) equity dividends paid and (f) financing activities. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 Revised would be included as a financing activity under SFAS 95. Payments made against provisions set up on the acquisition of subsidiaries have been included in investing activities in the consolidated statement of cash flows. Under US GAAP these payments would be included in determining net cash provided by operating activities.

2 Earnings per share – reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. In 2001, net income has been further adjusted to exclude £3.6 million of after-tax interest expense on the $287.5 million of 3% Convertible Notes. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:

	Basic earnings per share No.	Diluted earnings per share No.
Year ended 31 December 2001		
Under UK GAAP	1,101,937,750	1,157,080,255
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2001	–	2,047,943
Under US GAAP	1,101,937,750	1,159,128,198
Year ended 31 December 2000		
Under UK GAAP	834,280,801	865,978,000
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2000	–	4,830,727
Under US GAAP	834,280,801	870,808,727
Year ended 31 December 1999		
Under UK GAAP	753,324,054	768,691,993
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 1999	–	5,430,846
Under US GAAP	753,324,054	774,122,839

3 Accounting for Derivative Instruments and Hedging Activities

The Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards in the US requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The derivative financial instruments held by the Group are not designated and do not qualify as accounting hedges resulting in the changes in the fair value of the derivative financial instruments being recognised in earnings.

4 New US GAAP Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ('FASB') issued SFAS No. 141, Business Combinations (SFAS 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142).

SFAS 141, which supersedes Accounting Principles Board ('APB') Opinion No. 16, Business Combinations, requires the purchase method of accounting for all business combinations initiated after 30 June 2001 and addresses the initial recognition and measurement of goodwill and intangible assets in business combinations accounted for using the purchase method that are completed after 30 June 2001.

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Under the provisions of SFAS 142, companies will no longer be required to amortise goodwill and other intangibles that have indefinite lives. Instead, these assets will be subject to testing at least annually for impairment. Other intangible assets will continue to be amortised over their useful lives in accordance with the new standard. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. SFAS 142 is effective for fiscal years beginning after 15 December 2001 although goodwill on business combinations consummated after 1 July 2001 will not be amortised. On adoption the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognised intangible assets. The Company has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for the impairment of long-lived assets, including discontinued operations. SFAS 144 supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lives Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after 15 December 2001. The adoption of this statement is not expected to have a material impact on the Group's results of operations and financial position.

Five-year summary

	2001 £m	2000 Restated[2] £m	1999 Restated[2] £m	1998 £m	1997 £m
Profit and loss					
Turnover (gross billings)	**20,886.9**	13,949.4	9,345.9	8,000.1	7,287.3
Revenue	**4,021.7**	2,980.7	2,172.6	1,918.4	1,746.7
Operating profit	**505.5**	379.4	265.0	229.1	194.9
Profit on ordinary activities before taxation	**411.0**	365.7	255.4	212.8	177.4
Profit attributable to ordinary share owners	**271.2**	244.7	172.8	140.3	116.0
Balance sheet					
Fixed assets	**6,376.2**	5,389.0	1,313.9	942.9	564.0
Net current liabilities	**(782.4)**	(529.4)	(227.5)	(239.7)	(258.3)
Creditors: amounts falling due after more than one year	**(1,711.5)**	(1,279.6)	(652.5)	(401.5)	(221.5)
Provisions for liabilities and charges (including pension provision)	**(241.4)**	(185.9)	(92.2)	(77.9)	(74.5)
Net assets	**3,640.9**	3,394.1	341.7	223.8	9.7
Net (debt)/funds	**(885.1)**	(24.6)	91.9	134.3	194.7
Average net debt	**(834.0)**	(423.0)	(206.0)	(143.0)	(115.0)

	2001	2000	1999	1998	1997
Our people					
Revenue per employee (£000)	**79.7**	82.4	78.4	75.0	76.2
Gross profit per employee (£000)	**75.1**	75.7	67.0	63.8	64.1
Operating profit per employee (£000)	**10.0**	10.5	9.6	9.0	8.5
Average headcount	**50,487**	36,157	27,711	25,589	22,909
Share information					
Headline[3] – basic earnings per ordinary share	**31.8p**	31.1p	22.9p	19.1p	15.8p
– diluted earnings per ordinary share	**30.6p**	30.1p	22.5p	18.8p	15.7p
Standard – basic earnings per ordinary share	**24.6p**	29.3p	22.9p	19.1p	15.8p
– diluted earnings per ordinary share	**23.7p**	28.4p	22.5p	18.8p	15.7p
Dividends per share	**4.50p**	3.75p	3.10p	2.56p	2.13p
Dividend cover[1]	**6.8**	8.0	7.3	7.3	7.4
Share price – high	**889p**	1,324p	996p	470p	292p
– low	**460p**	693p	359p	200p	237p
Market capitalisation at year-end (£m)	**8,736.8**	9,631.2	7,598.3	2,803.8	1,984.4

Notes

1 *Diluted headline earnings per share (net basis) divided by dividends per share.*

2 The 1999-2000 balance sheets and profit and loss accounts have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements. 1997 and 1998 have not been restated.

3 Headline earnings per ordinary share excludes goodwill charges, investment gains and write-downs.

Consolidated profit and loss account: euro illustration
For the year ended 31 December 2001

	2001 €m	2000 Restated[2] €m	1999 Restated[2] €m
Turnover (gross billings)	**33,598.7**	22.916.1	14,207.6
Cost of sales	**(27,129.4)**	(18,019.4)	(10,904.8)
Revenue	**6,469.3**	4,896.7	3,302.8
Direct costs	**(373.2)**	(401.8)	(482.4)
Gross profit	**6,096.1**	4,494.9	2,820.4
Operating costs excluding goodwill and exceptional items	**(5,259.2)**	(3,846.8)	(2,417.6)
Goodwill amortisation and impairment	**(23.8)**	(24.8)	–
Operating profit	**813.1**	623.3	402.8
Income from associates	**65.6**	62.4	41.5
Profit on ordinary activities before interest, taxation, investment gains and write-downs	**878.7**	685.7	444.3
Net gain on disposal of investments	**10.9**	–	–
Amounts written off fixed asset investments	**(113.9)**	–	–
Net interest payable and similar charges	**(114.7)**	(84.9)	(56.0)
Profit on ordinary activities before taxation	**661.0**	600.8	388.3
Tax on profit on ordinary activities	**(202.8)**	(180.2)	(116.5)
Profit on ordinary activities after taxation	**458.2**	420.6	271.8
Minority interests	**(22.0)**	(18.6)	(9.1)
Profit attributable to ordinary share owners	**436.2**	402.0	262.7
Ordinary dividends	**(83.0)**	(62.1)	(36.5)
Retained profit for the year	**353.2**	339.9	226.2

PBIT[1]	**902.5**	710.5	444.3
PBIT[1] margin	**14.0%**	14.5%	13.5%
PBT[1]	**787.8**	625.6	388.3

Headline earnings per share[3]			
Basic earnings per ordinary share	**51.2¢**	51.1¢	34.8¢
Diluted earnings per ordinary share	**49.2¢**	49.4¢	34.2¢

Standard earnings per share			
Basic earnings per ordinary share	**39.6¢**	48.1¢	34.8¢
Diluted earnings per ordinary share	**38.1¢**	46.7¢	34.2¢

The consolidated profit and loss account and balance sheet have been presented in euros for illustrative purposes only using the approximate average rate for the year for the profit and loss account (2001: €1.6086 = £1, 2000: €1.6428 = £1, 1999: €1.5202 = £1) and the rate in effect on 31 December for the balance sheet (2001: : €1.6322 = £1, 2000: €1.5912 = £1, 1999: €1.6056 = £1). This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into euros at the rates indicated.

[1] PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs.
PBT: Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write-downs.
[2] The 2000-1999 profit and loss accounts have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.
[3] Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write-downs.

Consolidated balance sheet: euro illustration
As at 31 December 2001

	2001 €m	2000 Restated[1] €m	1999 Restated[1] €m
Fixed assets			
Intangible assets:			
Corporate brands	**1,550.6**	1,511.6	561.9
Goodwill	**7,246.8**	5,565.0	658.8
Tangible assets	**706.4**	620.9	315.8
Investments	**903.4**	877.5	573.0
	10,407.2	8,575.0	2,109.5
Current assets			
Stocks and work in progress	**386.7**	383.6	182.2
Debtors	**3,903.9**	3,470.4	1,715.4
Debtors within working capital facility:			
Gross debts	**540.3**	739.7	555.1
Non-returnable proceeds	**(134.7)**	(368.5)	(343.8)
	405.6	371.2	211.3
Current asset investment	**125.4**	–	–
Cash at bank and in hand	**955.8**	1,698.8	974.6
	5,777.4	5,924.0	3,083.5
Creditors: amounts falling due within one year	**(7,054.4)**	(6,766.4)	(3,448.8)
Net current liabilities	**(1,277.0)**	(842.4)	(365.3)
Total assets less current liabilities	**9,130.2**	7,732.6	1,744.2
Creditors: *amounts falling due after more than one year*	**(2,793.5)**	(2,036.1)	(1,047.7)
Provisions for liabilities and charges	**(173.2)**	(156.2)	(74.8)
Net assets excluding pension provision	**6,163.5**	5,540.3	621.7
Pension provision	**(220.8)**	(139.6)	(73.2)
Net assets including pension provision	**5,942.7**	5,400.7	548.5
Capital and reserves			
Called up share capital	**187.7**	176.9	124.4
Share premium account	**1,314.2**	1,128.2	968.0
Shares to be issued	**389.4**	615.3	–
Merger reserve	**4,610.5**	4,185.2	194.7
Other reserves	**(549.6)**	(407.7)	(197.8)
Profit and loss account	**(76.6)**	(335.7)	(554.4)
Equity share owners' funds	**5,875.6**	5,362.2	534.9
Minority interests	**67.1**	38.5	13.6
Total capital employed	**5,942.7**	5,400.7	548.5

[1] The 2000 and 1999 balance sheets have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.

Financial glossary

Term used in annual report	US equivalent or brief description
Advance corporation tax	No direct US equivalent. Tax paid on company distributions recoverable from UK taxes due on income (until 6 April 1999, when abolished)
Allotted	Issued
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Combined Code	The 'Principles of Good Governance' and the provisions of the 'Code of Best Practice' issued by the Hampel Committee on Corporate Governance and the London Stock Exchange
Creditors	Accounts payable
Creditors: amounts falling due after more than one year	Long-term debt
Creditors: amounts falling due within one year	Current liabilities
Debtors	Accounts receivable
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Hampel Committee	UK committee on corporate governance established in November 1995 to review the implementation of the findings of the Cadbury and Greenbury Committees
Other reserves	Additional paid-in capital or paid-in surplus (distributable in certain circumstances)
PBIT	Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs
PBT	Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write-downs
Profit	Income
Profit and loss account reserve (under 'capital and reserves')	Retained earnings
Profit and loss account (statement)	Income statement
Profit attributable to ordinary share owners	Net income
Proposed dividend	Dividend declared by directors but not yet approved by share owners
Provision against deferred tax assets	Valuation allowance
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Stocks	Inventories
Tangible fixed assets	Property and equipment
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance at the request of the London Stock Exchange

Independent auditors' report to the share owners of WPP Group plc

We have audited the financial statements of WPP Group plc for the year ended 31 December 2001 which comprise the consolidated profit and loss account, the consolidated balance sheet, consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the Company balance sheet and the related notes numbered 1 to 33. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the statement of directors' responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statements reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if they do not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the information as laid out in the table of contents. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen
Chartered Accountants and Registered Auditors
180 Strand
London
WC2R 1BL
9 May 2002

Stewardship and remuneration



Philip Lader Age 55 Non-executive chairman
Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Previously he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley International, a director of RAND and AES Corporations, a Trustee of the British Museum, and chairman of the American Associates of the Royal Academy of Arts.

Sir Martin Sorrell Age 57 Group chief executive
Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Colefax & Fowler Group plc. and a member of the Nasdaq board.
e-mail: msorrell@wpp.com

Paul Richardson Age 44 Group finance director
Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide finance function, including external reporting, taxation, procurement, property and treasury. Previously he spent six years with the central team of Hanson plc financing major acquisitions and disposals. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and Singleton Group in Australia, both of which are companies in which the Group has an interest. e-mail: prichardson@wpp.com

Brian Brooks Age 46 Chief human resources officer
Brian Brooks joined WPP in 1992. He is responsible for the recruitment and development of senior talent throughout the Group, as well as career and succession planning for key people. He manages WPP stock ownership plans, as well as incentive and total remuneration programs, in partnership with each WPP company. Previously he was a partner in Towers Perrin in New York and London. He is a lawyer and is admitted to practise law. e-mail: bbrooks@wpp.com

Eric Salama Age 41 Group director of strategy and chief executive of wpp.com
Eric Salama joined the parent company in 1994 and the Board in 1996. He is responsible for developing and implementing the Group's strategy and for its digital operations. He is an advisor to the UK Government in the fields of creative and media industries and education and a Trustee of the British Museum. Previously he was joint managing director of The Henley Centre, a WPP company.
e-mail: esalama@wpp.com

Jeremy Bullmore Age 72 Non-executive director
Jeremy Bullmore was appointed a director in 1988 after 33 years at J. Walter Thompson, London, the last 11 as chairman. He was chairman of the Advertising Association from 1981 to 1987 and continues to write and lecture extensively on marketing and advertising.

Esther Dyson Age 50 Non-executive director
Esther Dyson was appointed a director in 1999. She is chairman of EDventure Holdings, the pioneering US-based information technology and new media company. She is an acknowledged luminary in the technology industry, highly influential in her field for the past 16 years, with a state-of-the-art knowledge of the emerging information technology industry worldwide and the emerging computer markets of Central and Eastern Europe. An investor as well as an observer, she sits on the boards of Manugistics, IBS Group, Scala Business Solutions and CV-Online among others.

Warren Hellman Age 67 Non-executive director
Warren Hellman was appointed a director in 2000 and had been a director of Young & Rubicam Inc. since December 1996.
He is chairman of Hellman and Friedman LLC, a private investment company he founded in 1984. Previously, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company, Matrix II Management Company, and Lehman Brothers. At Lehman Brothers he served as president, as well as head of the Investment Banking Division, and chairman of Lehman Corporation. He is currently a director of Levi Strauss & Co., Sugar Bowl Corporation, D. N. & E. Walter & Co. and the Nasdaq Stock Market Inc. He is chairman of the San Francisco Foundation, Trustee Emeritus of The Brookings Institution, and member of the University of California, Berkeley Walter A. Haas School of Business Advisory Board.

Masao Inagaki Age 79 Non-executive director
Masao Inagaki was appointed a director in 1998 following WPP's equity investment in Asatsu-DK, Japan's third largest advertising and communications company. He founded Asatsu in 1956 and has been chairman and group chief executive officer since 1992. He is also vice president of the Japan Advertising Agencies Association. In January 1999, Asatsu Inc, became Asatsu-DK as a result of Asatsu's merger with DIK.

John Jackson Age 72 Non-executive director
John Jackson was appointed a director in 1993. He is chairman of Celltech Group plc and a number of other public companies. He is also deputy chairman of BHP Billiton and the non-solicitor chairman of Mishcon de Reya. He has extensive experience of a broad range of businesses, including television broadcasting, high technology industries, retailing, publishing, printing, biotechnology, electronics and pharmaceuticals.

Michael Jordan Age 65 Non-executive director
Michael Jordan was appointed a director in 2000 and had been a director of Young & Rubicam Inc. since December 1999. He is a general partner of the venture capital firm of Global Asset Capital, LLC, and a partner of Beta Capital Group, LLC of Dallas, Texas. He is chairman of the National Foreign Trade Council (US), a member and former chairman of the US–Japan Business Council, chairman of The College Fund/UNCF, and chairman of the Policy Board of the Americans for the Arts. He serves on the boards of Aetna Inc., Dell Computer Corporation, i2 Technologies, Inc. and ScreamingMediaInc. He retired as chairman and chief executive officer of the CBS Corporation in 1998 after having led one of the most comprehensive transformations of a major US corporation.

Sir Christopher Lewinton Age 70 Non-executive director
Sir Christopher Lewinton was appointed a director in 2000 and had been a director of Young & Rubicam Inc. since May 1999. He was for 14 years chairman of TI Group plc, and remains a consultant to TI Group Automotive Systems. From 1970 to 1985 he was chief executive of the Wilkinson Sword Group and, in 1978, when Wilkinson Sword was acquired by Allegheny International, he joined the main board of the company and chaired Allegheny's international operations. He served as a non-executive director of Reed Elsevier from 1993 to 1999 and was a director of the Supervisory Board of Mannesman AG from 1995 to 1999. He is currently chairman of J F Lehman Europe, a US private equity firm, an advisor to Morgan Stanley Capital Partners and an advisor to Booz Allen & Hamilton Inc. He is a non-executive director of Videonet, a UK private company providing video-on-demand.

Christopher Mackenzie Age 47 Non-executive director
Christopher Mackenzie was appointed a director in 2000. He is president, chief executive and deputy chairman of TrizecHahn Corporation (TZH), one of North America's largest diversified property companies. He was previously a company officer of GE, leading GE Capital's international business development.

Stanley Morten Age 58 *Non-executive director*
Stanley Morten was appointed a director in 1991. He is a private investor with a focus on companies in the genomics sector of the biotechnology industry. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc in New York.

John Quelch Age 50 Non-executive director
John Quelch is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of London Business School. Professor Quelch is an expert on global business practice in emerging as well as developed markets, international marketing and human resource management, the role of the multinational corporation and the nation state, and issues at the interface of business management, public policy and society. He is also a non-executive director of easyJet plc. He was a founding non-executive director of Reebok International Ltd. and has served as a non-executive director of three other listed companies in the US and the UK.

Senior WPP executives and advisors to the Board

Parent company senior executives

Human resources
E L Axelrod
A Jackson
A Weinberg

Real estate
E Bauchner
J Murphy

Procurement
T Kinnard
V Chimienti
P Gomes
K Liew
P Permanne

Information technology
D A S Nicoll
S O'Byrne
S Leitner
A Stebbings

Practice development and Knowledge Communities
M Johnson
S Duke
M Pooler

Branding & identity, Healthcare and Specialist communications services
J F Zweig
M E Howe
L A Mellman

Financial control and management reporting
D Barker
S Winters
J Drefs
K Gill

International treasury
P Delaney
A Koh
J Forster

Internal audit
P Stanley

International tax
D M Roberts
T O Neuman
R Garry
K Farewell

Corporate development
A G B Scott
L A Mellman
A Newman
M Schetlick
R Smits
C Black

Investor relations
C Sweetland
F Butera

Corporate communications
F McEwan
K McCormack

Company secretarial and legal
D F Calow
A J Harris

Merchant bankers

Goldman Sachs International Ltd
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Legal advisors

Allen & Overy
One New Change
London
EC4M 9QQ

Davis & Gilbert
1740 Broadway
New York
NY 10019

Fried Frank
1 New York Plaza
New York
NY 10004

Hammond Suddards Edge
7 Devonshire Square
Cutlers Gardens
London
EC2M 4YH

MacFarlanes
10 Norwich Street
London
EC4A 1BD

Stockbrokers

Merrill Lynch International Corporate Broking
2 King Edward Street
London
EC1A 1HQ

West LB Panmure
Wallgate Exchange
25 Basinghall Street
London
EC2V 5HA

Auditors and accountancy advisors

Arthur Andersen
180 Strand
London
WC2R 1BL

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London
SE1 9SY

Remuneration consultants

Arthur Andersen
180 Strand
London
WC2R 1BL

Towers Perrin
355 Madison Avenue
New York
NY 10017

Property advisors

Fulcrum Corporate
15-19 Great Titchfield Street
London
W1W 8AZ

James Andrew International
72/75 Marylebone High Street
London
W1M 3AR

Jones Lang LaSalle
22 Hanover Square
London
W1A 2BN

Cushman & Wakefield Inc.
51 West 52nd Street
New York
NY 10019-6178

Directors' responsibilities

Corporate governance provisions

The Board of Directors is accountable to the Company's share owners for good corporate governance and this statement describes how the principles identified in the Combined Code are applied by the Company. The Board confirms that the Company has complied throughout the year with the provisions set out in Section 1 of the Combined Code, except that the service contract in respect of the Group chief executive, Sir Martin Sorrell, is in excess of one year for the reasons explained on page 96.

The Auditors' report on this statement is included in their report to share owners, which appears on page 81.

Board of Directors

The Board of Directors is responsible for approving Group policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy, and for day-to-day management issues is delegated by the full Board to the Group chief executive and the other executive directors.

For the year under review Philip Lader was the non-executive chairman of the Board. Sir Martin Sorrell, as the Group chief executive, is responsible for the development and implementation of policy and strategy and for the day-to-day operations of the Group. The biographies of the Board members appear on pages 83 and 84.

The Company considers that its complement of non-executive directors provides an effective Board with a mix of industry-specific knowledge and broad global business and commercial experience. The balance enables the Board to provide clear and effective leadership of the Company and to bring informed and independent judgement to many aspects of the Company's strategy and performance so as to ensure that the highest standards of conduct and integrity are maintained by the Company on a global basis.

All directors are kept fully informed of important developments in the various sectors in which the Group operates worldwide and they are also advised as necessary on regulatory and best practice requirements which affect the Group's businesses.

The Board meets at least seven times a year, and more frequently when business needs require. One meeting is devoted entirely to the development of the Company's strategy. The Board consists of eleven non-executive directors and four executive directors.

Stanley Morten is the senior independent non-executive director to be available to deal with concerns regarding the Company where it could be inappropriate for these to be dealt with by the chairman or Group chief executive.

Certain non-executive directors hold shares in the Company. They do not participate in the Company's share option or other incentive schemes, but may receive a part of their fees in ordinary shares.

The Company's Articles of Association provide that a director appointed since the last Annual General Meeting or who has held office for more than 30 months since his election or re-election by the Company in general meeting (whether annual or extraordinary) shall retire from office but shall be eligible for re-election.

The Board has also decided that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting, namely Messrs Bullmore, Jackson, Inagaki and Sir Christopher Lewinton, will retire from office at the forthcoming Annual General Meeting, but being eligible, are all offering themselves for re-election, for the reasons set out in the Notice of Annual General Meeting. Further, in accordance with the Articles of Association, Sir Martin Sorrell and Stanley Morten also retire but being eligible, offer themselves for re-election.

The Board recommends that share owners vote in favour of the Resolutions to re-elect the directors to be proposed at the Annual General Meeting. Details of directors' remuneration and service contracts are set out in the report of the Compensation committee on pages 94 to 100.

Board committees

The Board has established an Audit committee, a Compensation committee and the Nomination committee.

The Audit committee meets at least three times a year and currently comprises the following non-executive directors: Messrs Jackson (chairman), Bullmore and Morten. The director of internal audit and the Group finance director attend the meetings of the committee, as do the Company's auditors and General Counsel. The Audit committee is responsible for overseeing the involvement of the Group's auditors in the planning and review of the Group's annual report and accounts and the half year report and also discussing with the auditors the findings of the audit. The independence and objectivity of the external auditors is also considered, and the committee reviews any recommendation relating to the reappointment of the auditors. The committee considers accounting and legal requirements as well as the regulations of the UK Listing Authority and the Securities Exchange Commission with which the Company must comply. The committee also promotes the maintenance of effective systems of internal financial control and is responsible for the scope of internal audit and is the committee responsible for social, environmental and ethical issues which may affect the Group.

The Compensation committee reviews the remuneration policy of the Group including base remuneration, incentive plans and terms of employment of executive directors and senior executives of the Company, and directors and senior executives of operating companies. The committee approves and monitors all of the arrangements, involving the Group chief executive as appropriate.

The committee comprises exclusively independent non-executive directors: Messrs Morten (chairman), Mackenzie and Lader. Each non-executive director is independent of management and free from any business or other relationship which could materially interfere with the exercise of his independent judgement.

The Compensation committee regularly consults with the Group chief executive and the chief human resources officer on proposals relating to the remuneration of other executive directors and has access to professional advice inside and outside the Company, including independent remuneration consultants.

The Nomination committee considers appointments to the Board of Directors and makes recommendations in this respect to the Board. The committee comprises the following directors: Messrs Lader, Brooks, Morten, Mackenzie and Sir Martin Sorrell.

Internal control

The Combined Code requires that companies review all internal controls including financial, operational and compliance controls and risk management. In September 1999, the Turnbull Report was published to offer guidance to directors in complying with the internal control requirements of the Combined Code. In the opinion of the Board, the Company has complied throughout the year with the guidance contained in the Turnbull Report.

The Board of Directors has overall responsibility for the system of internal control throughout the Group. In the context of the scope and complexity of this system, it can only provide reasonable but not absolute assurance against material misstatement or loss.

The Company assesses the risks facing the business on an ongoing basis and has identified a number of key business risks, which are subject to regular reporting to the Board. These include client management and operational performance, treasury matters (including management of working capital), management of staff, compensation of key executives, capital expenditure, IT and legal matters, as well as social, environmental and ethical issues referred to in more detail on pages 92 and 93. Also included is the integration of major businesses into the Group as and when they arise, such as Young & Rubicam in 2000 and Tempus in 2001.

In response to the guidance given by the Turnbull Report, the Company has implemented risk management procedures and has formalised documentation. These include the implementation of detailed risk analyses by the significant businesses in the Group, having regard to the potential financial and reputational impact of the risks and their likelihood. In the first instance, these detailed risks were determined in workshops held in 1999 for the senior management of each of the significant businesses.

During 2000 and 2001, these risks and any new risks have been reviewed and updated.

At each Board meeting, the Group chief executive presents a 'Brand Check' review of each of the business' operations. This incorporates 'Risk Monitor', being feedback of the business risks identified in the workshop process, as well as details of any change in the risk profile since the last Board Meeting.

Risk monitoring is, therefore, embedded in the operation of the Board, in a manner which in its opinion is the appropriate way to respond to the Turnbull recommendations. A formal update of the process is undertaken annually in conjunction with the director of internal audit and the self-certification questionnaire, described below.

The key elements of the system of internal control which are followed are:

Financial reporting
The Group has a comprehensive system for reporting financial results to the Board. Each operating company updates a three-year strategic plan annually which incorporates financial objectives. These are reviewed by the Group's management and are agreed with the chief executive of each operating company. In addition, towards the end of each financial year, operating companies prepare detailed budgets for the following year. The Group's budget is reviewed by the Board before being adopted formally. Operating companies' results are reported monthly and compared to budget and prior year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

Quality and integrity of personnel
Quality and integrity of personnel are regarded as vital to the maintenance of the Group's system of internal control. Guidance on identified key policies is provided in the WPP Policy Book, which is regularly reviewed and which includes a Code of Business Conduct setting out the principal obligations of directors and employees. Compliance with this Code of Conduct is required to be confirmed annually by all directors and senior executives in the Group.

Operating unit controls
Each operating unit completes an annual self-certification questionnaire confirming compliance with key financial controls and procedures. These questionnaires are reviewed by internal audit, the results are reported to the Audit committee and linked into the risk management procedures developed as a result of the Turnbull Report.

Review of risk areas
As referred to above, the Company assesses business risks on an ongoing basis. Each operating group has in place monthly and quarterly procedures, in addition to day-to-day management activities, to review their operations and business risks. These are formally communicated to the Group chief executive and, in turn to the Board.

Regular review meetings are also held by the Group chief executive in respect of the key business risks that are monitored at Company level.

Monitoring of the system of internal control
The Board is responsible for reviewing the effectiveness of the system of internal control, which is facilitated by the 'Brand Check' and 'Risk Monitor' presentations by the Group chief executive at Board meetings.

The effectiveness of the system of internal control is monitored on an ongoing basis by the Audit committee, which receives regular reports from the director of internal audit, and, where relevant, the external auditors.

Going concern
Under company law, the directors are required to consider whether it is appropriate to adopt the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2002 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Responsibilities in respect of the preparation of financial statements
The directors are required by company law to prepare financial statements which give a true and fair view of the state of affairs of the Company and Group at the end of each financial year and of the profit and loss of the Group for that year. The financial statements must be prepared in compliance with the required formats and disclosures of the Companies Act 1985 and with applicable accounting standards. In addition, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

The directors confirm that the financial statements comply with the above requirements. The directors are also responsible for maintaining adequate accounting records to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985, for safeguarding the assets of the Group, and therefore for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Share owner relations
Relations with share owners, including potential share owners and investment analysts, are regarded by the Group as extremely important.

The Group has a well-developed continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Group's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive and the Group finance director, in the UK, Continental Europe and the major financial centres in North America together with a more limited program in Asia Pacific. As the US provides the single largest group of share owners, the Company provides a quarterly trading update at the end of the first and third quarters in addition to semi-annual reporting required in the UK. The Company also maintains a website (www.wppinvestor.com) providing investors with a regular source of information.

Directors' remuneration

The compensation of all executive directors is determined by the Compensation committee of the Board ('the Compensation committee') which is comprised wholly of independent non-executive directors. The Compensation committee is advised by independent remuneration consultants on all aspects of executive compensation as well as by the chief human resources officer.

The compensation of the chairman and other non-executive directors is determined by the Board, which is similarly advised by independent remuneration consultants and the chief human resources officer.

The components of executive directors' remuneration and the basis on which these are established are described in the Report of the Compensation committee on pages 94 to 100.

Remuneration of the directors was as follows [7]:

				Short-term incentive plans			Long-term incentive plans		Pension contributions	
Chairmen	Location	Salary and fees £000	Other benefits £000	(annual bonus)[1] £000	2001 Total £000	2000 Total £000	2001[3] Total £000	2000[3] Total £000	2001 Total £000	2000 Total £000
P Lader[5]	USA	151	–	–	151	–	–	–	–	–
H Maxwell[5]	USA	–	–	–	–	101	–	–	–	–
Executive directors										
M S Sorrell[2 and 7]	UK	849	24	–	873	2,180	–	–	339	340
B J Brooks	USA	231	5	–	236	352	375	476	25	23
P W G Richardson[8]	UK	325	21	–	346	428	456	461	33	25
E R Salama	UK	173	21	–	194	290	359	414	17	17
M J Dolan[5 and 6]	USA	440	10	–	450	663	–	1,676	7	1
Non-executive directors										
J J D Bullmore[4]	UK	65	12	–	77	84	–	–	–	–
E Dyson	USA	29	–	–	29	35	–	–	–	–
F W Hellman	USA	29	–	–	29	7	–	–	–	–
M Inagaki	Japan	–	–	–	–	–	–	–	–	–
J B H Jackson	UK	30	–	–	30	30	–	–	–	–
M H Jordan	USA	29	–	–	29	7	–	–	–	–
C Mackenzie	UK	25	–	–	25	20	–	–	–	–
C Lewinton	USA	25	–	–	25	6	–	–	–	–
S W Morten	USA	34	–	–	34	33	–	–	–	–
J A Quelch	USA	53	40	–	93	68	–	–	–	–
Total remuneration		2,488	133	–	2,621	4,304	1,190	3,027	421	406

Notes

1 Short-term incentive plans represent bonuses awarded in respect of the year under review. Sir Martin Sorrell declined payment of his short-term incentive bonus of £966,000, which was awarded to him by the Compensation committee on 28 February 2002, in respect of his performance in 2001. No parent company executive who participated in the Performance Share Plan for 1999-2001 was awarded or paid a short-term incentive bonus in respect of 2001.

2 The amount of salary and fees comprises the fees payable under the UK Agreement with JMS Financial Services Limited ('JMS') and the salary payable under the US Agreement referred to on pages 96 and 97. With effect from July 2000 the Company has agreed to reimburse to JMS any additional employer national insurance costs arising as a result of schedule 12 to the Finance Act 2000 attributable to the difference between the amount payable to JMS under the UK Agreement and the salary payable by JMS to Sir Martin Sorrell.

3 These amounts include gains realised on the exercise of share options and, where relevant, payments under the Performance Share Plan.

4 John Quelch and Jeremy Bullmore respectively have a consulting arrangement with the Company in addition to the fee as a non-executive director and Masao Inagaki is a director and chairman of Asatsu-DK referred to at note 4 on page 89.

5 H Maxwell retired from the Board and P Lader was appointed in February 2001. M J Dolan retired in October 2001.

6 Additional information concerning Michael Dolan's service agreement and arrangements are referred to on page 97.

7 All amounts payable in US dollars have been converted into £ sterling at $1.4401 to £1. The amounts paid to Sir Martin Sorrell were paid in part in US dollars and part in £ sterling.

8 Neither Paul Richardson nor the Company receive any payment from Chime Communications PLC or Singleton Group in respect of his non-executive directorships in those companies.

Directors' interests

Ordinary shares

Directors' interests in the Company's share capital, all of which were beneficial, were as follows [3], [5], [6]:

	At 1 Jan 2001 or date of appointment if later	Shares acquired through long-term incentive plan awards in 2001[1]		Other interests[14] as at 31 Dec 2001 inc. shares purchased in 2001	At 31 Dec 2001 or, if earlier, date of retirement from the Board[1]	Shares acquired through long-term incentive plan awards in 2002[1]		Other interests acquired (disposed of) since 31 Dec 2001	At 9 May 2002
		Vested	(sold)			Vested	(sold)		
B J Brooks	361,783	57,042	(28,527)	–	390,298	48,430	(48,430)	(120,000)	270,298
J J D Bullmore	20,065	–	–	–	20,065	–	–	–	20,065
M J Dolan[2][7]	3,542,545	–	–	417,500	3,960,045	–	–	–	–
E Dyson	–	–	–	5,000	5,000	–	–	–	5,000
F W Hellman[2][7]	1,202,045[9]	–	–	–	1,202,045	–	–	–	1,202,045
M Inagaki[4]	–	–	–	–	–	–	–	–	–
J B H Jackson	12,500	–	–	–	12,500	–	–	–	12,500
M H Jordan[7]	20,185	–	–	–	20,185	–	–	–	20,185
P Lader[8]	–	–	–	5,000	5,000	–	–	–	5,000
C Lewinton[2][7]	21,745	–	–	–	21,745	–	–	–	21,745
C Mackenzie	10,000	–	–	–	10,000	–	–	–	10,000
H Maxwell[8]	35,000	–	–	–	35,000	–	–	–	–
S W Morten	20,000	–	–	–	20,000	–	–	–	20,000
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000
P W G Richardson[10]	350,743	55,179	(22,073)	–	383,849	58,901	(58,901)	(35,000)	348,849
E R Salama[9]	429,576	49,584	(35,706)	–	443,454	46,290	(46,290)	–	443,454
M S Sorrell[2]	13,386,954	–	–	–	13,386,954	–	–	93,123	13,480,077

Notes

1 Further details of long-term incentive plans are given in the notes on page 90.

2 Interests include unexercised vested options. In the case of Sir Martin Sorrell interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to below and on page 96, 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan. As referred to in note 4 on page 90 Sir Martin Sorrell has deferred the vesting under the Performance Share Plan of 93,123 shares which would have otherwise have been due to him under the Performance Share Plan.

3 Each executive director has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP. At 31 December 2001, the Company's ESOPs held in total 48,716,092 shares in the Company (2000: 36,208,185 shares).

4 M Inagaki is a director and chairman of Asatsu-DK, which at 29 April 2002 was interested in 31,295,646 shares representing 2.71% of the issued share capital of the Company.

5 *Save as disclosed above and in the report of the Compensation committee, no director had any interest in any contract of significance with the Group during the year.*

6 The above Interests do not include the Interests of the executive directors in the Performance Share Plan but include shares held by them and committed to the Leadership Equity Acquisition Plan (LEAP) referred to on page 95, although they do not include any matching shares which may vest under LEAP.

7 Shares were acquired in ADS form following the completion of the merger between the Company and Young & Rubicam Inc., in accordance with the terms of the merger agreement and include the interests of Messrs Dolan, Hellman, Jordan and Sir Christopher Lewinton under Young & Rubicam incentive plans.

8 H Maxwell retired from the Board and P Lader was appointed in February 2001. M J Dolan retired from the Board in October 2001.

9 E Salama became interested in 34,203 shares under the WPP Annual Deferred Bonus Share Plan in March 2002 and disposed of these shares on vesting.

10 P Richardson transferred 35,000 shares to a related party and he no longer has a beneficial interest in those shares.

Share options

Other than as referred to in the notes above and also below, no director was granted options over ordinary shares or ADSs in 2001 and as at 9 May 2002 no director had any options outstanding and unexercised.

2,196,190 phantom options were granted to JMS in relation to 1993 at a base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable in March 2004. In 1997, JMS exercised 625,000 phantom options granted in relation to 1993. This leaves 1,571,190 unexercised phantom options granted in relation to 1993. JMS has indicated that it does not intend to exercise the 1993 phantom options until March 2003, subject to good leaver and change of control provisions.

In September 2001, under the terms of his then service contract M J Dolan was granted options over 22,612 ADSs at an exercise price of $35.38 per share exercisable between September 2004 and September 2011.

Other long-term incentive plan awards[1]

Long-term incentive plan awards granted to directors are as follows:

	Plan	At 1 Jan 2001 Number	Granted/ (lapsed) 2001[5] Number	Vested 2001 Number	At 31 Dec 2001 Number	Granted/ (lapsed) 2002[5] Number	Vested 2002 Number	At 9 May 2002 Number	Performance period	Price per share of vested units on valuation date[2]
B J Brooks	PSP	18,545	83	(18,628)	–	–	–	–	1 Jan 1996 – 31 Dec 1998	365.8p
	PSP	29,990	110	(15,050)	15,050	142	(15,192)	–	1 Jan 1997 – 31 Dec 1999	981.0p
	PSP	46,728	–	(23,364)	23,364	220	(11,792)	11,792	1 Jan 1998 – 31 Dec 2000	872.0p
	PSP	50,623	–	–	50,623	(7,730)	(21,446)	21,447	1 Jan 1999 – 31 Dec 2001	760.0p
	PSP	32,185	–	–	32,185	–	–	32,185	1 Jan 2000 – 31 Dec 2002	n/a
	PSP	–	24,225	–	24,225	–	–	24,225	1 Jan 2001 – 31 Dec 2003	n/a
	LEAP	272,600	–	–	272,600	–	–	272,600	1 Jan 1999 – 31 Dec 2003	n/a
	LEAP	–	77,400	–	77,400	–	–	77,400	1 Jan 2001 – 31 Dec 2005	n/a
M J Dolan[6][7]	LTIP Units	–	5,000	–	5,000	–	–	5,000	1 Jan 2001 – 31 Dec 2003	n/a
	LEAP	1,288,000	–	–	1,288,000	–	–	1,288,000	1 Jan 1999 – 31 Dec 2003	n/a
P W G Richardson[7]	PSP	10,577	49	(10,626)	–	–	–	–	1 Jan 1996 – 31 Dec 1998	365.8p
	PSP	33,470	122	(16,796)	16,796	159	(16,955)	–	1 Jan 1997 – 31 Dec 1999	981.0p
	PSP	55,513	–	(27,757)	27,756	262	(14,009)	14,009	1 Jan 1998 – 31 Dec 2000	872.0p
	PSP	65,944	–	–	65,944	(10,070)	(27,937)	27,937	1 Jan 1999 – 31 Dec 2001	760.0p
	PSP	36,765	–	–	36,765	–	–	36,765	1 Jan 2000 – 31 Dec 2002	n/a
	PSP	–	34,284	–	34,284	–	–	34,284	1 Jan 2001 – 31 Dec 2003	n/a
	LEAP	478,448	–	–	478,448	–	–	478,448	1 Jan 1999 – 31 Dec 2003	n/a
E R Salama	PSP	12,400	56	(12,456)	–	–	–	–	1 Jan 1996 – 31 Dec 1998	365.8p
	PSP	27,892	102	(13,997)	13,997	132	(14,129)	–	1 Jan 1997 – 31 Dec 1999	981.0p
	PSP	46,261	–	(23,131)	23,130	218	(11,674)	11,674	1 Jan 1998 – 31 Dec 2000	872.0p
	PSP	48,359	–	–	48,359	(7,384)	(20,487)	20,488	1 Jan 1999 – 31 Dec 2001	760.0p
	PSP	26,961	–	–	26,961	–	–	26,961	1 Jan 2000 – 31 Dec 2002	n/a
	PSP	–	19,382	–	19,832	–	–	19,832	1 Jan 2001 – 31 Dec 2003	n/a
	LEAP	272,645	–	–	272,645	–	–	272,645	1 Jan 1999 – 31 Dec 2003	n/a
	LEAP	–	77,355	–	77,355	–	–	77,355	1 Jan 2001 – 31 Dec 2005	n/a
M S Sorrell[3][4]	–	8,594,493	–	–	8,594,493	–	–	8,594,493	n/a	n/a
	PSP	219,812	–	–	219,812	(33,565)	–	186,247	1 Jan 1999 – 31 Dec 2001[4]	760.0p
	PSP	137,255	–	–	137,255	–	–	137,255	1 Jan 2000 – 31 Dec 2002	n/a
	PSP	–	88,611	–	88,611	–	–	88,611	1 Jan 2001 – 31 Dec 2003	n/a
	LEAP	5,369,070	–	–	5,369,070	–	–	5,369,070	1 Jan 1999 – 31 Dec 2003	n/a

Notes

1 The long-term incentive plans operated by the Company for the benefit of directors and senior executives, consist of the Performance Share Plan (PSP) and the Leadership Equity Acquisition Plan (LEAP). Details of the PSP and LEAP and the performance conditions applicable to these plans, can be found on page 95. The number of shares shown for LEAP represents the maximum number of matching shares which is capable of vesting at the end of the performance period, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the relevant investment period. The number of Sir Martin Sorrell's Matching Shares includes those also attributable to JMS. The 8,594,493 shares referred to in note 3 below are not awarded under either the PSP or LEAP. Mr Dolan participates in the Young & Rubicam long-term incentive plan. Mr Dolan retired from the Board in October 2001.

2 Valuation date is 31 December at the end of the relevant performance period.

3 The 8,594,493 shares represent the number of shares, or cash equivalent of shares which vest, under the Capital Investment Plan (CIP) the Notional Share Award Plan (NSAP) and phantom options. Details of the first two plans are set out on page 97 and of the phantom options on page 89. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver, change of control and other specified provisions, when the awards vest. Consequently their value cannot be established until that time.
Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the CIP and pension payments made under the US Agreement, WPP Group USA Inc. has made payments of which the maximum amount outstanding during the year was £546,000 and which remained outstanding at 31 December 2001.

4 In respect of the PSP for the period of 1 January 1999 to 31 December 2001, Sir Martin Sorrell deferred the vesting of 93,123 shares, which would be otherwise have vested on 31 December 2001.

5 Includes dividends received in respect of vested restricted stock which have been reinvested in the acquisition of further ordinary shares.

6 Represents LTIP units, rather than shares.

7 59,806 of the 478,448 shares which Mr Richardson has committed to LEAP are entitled to receive a maximum of only three matching shares. Mr Dolan's entitlement, as referred to on page 97 is also pro-rated, so that he is entitled to receive only four-fifths of the number of matching shares.

The following information, together with the directors' responsibilities and statement of going concern set out on pages 86 and 87, the charitable donations made during the year set out on pages 92 and 93 and the directors' remuneration and interests set out on pages 88 to 90 constitutes the Directors' Report.

Re-election of directors
Details of the directors who, whether under the Articles of Association of the Company or otherwise, are to retire and who offer themselves for re-election are set out in the Notice of Annual General Meeting.

Substantial share ownership
As at 9 May 2002, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

WPP ESOP	4.17%
Putnam Investment Management	4.10%
Legg Mason	3.77%
Morgan Stanley	3.14%
Barclays/BZW	3.00%

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Profits and dividends
The profit on ordinary activities before tax for the year was £411.0 million (2000: £365.7 million). The directors recommend a final ordinary dividend of 3.06p (2000: 2.55p) per share to be paid on 8 July 2002 to share owners on the register at 7 June 2002 which, together with the interim ordinary dividend of 1.44p (2000: 1.2p) per share paid on 19 November 2001, makes a total of 4.5p for the year (2000: 3.75p). The retained profit for the year of £219.6 million is carried to reserves.

Group activities
The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Fixed assets
The consolidated balance sheet includes a conservative estimate of certain corporate brand names. Details of this and movements in fixed assets are set out in notes 13, 14 and 15 on pages 66 and 67.

Share capital
Details of share capital movements are given in note 24 on pages 69 and 70.

Authority for purchase of own shares
At the Annual General Meeting in 2001 share owners passed a special resolution authorising the Company, in accordance with its articles of association, to purchase up to 111,154,752 of its own shares in the market. In the year under review, 13.8 million shares were purchased at an average price of £6.56 per share.

Supplier payment policy
As the Company is a parent company, it has no trade creditors and accordingly no disclosure can be made of the year-end creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, and to ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 42 (2000: 47).

Economic and monetary union in Europe – ('EMU')
As of 1 January 2002 the Group's European companies, including those in the UK, introduced the euro, as the sole functional currency of participating countries in 2002.

The Group's information systems were updated, with costs expensed as incurred. No material effect on trading performance was experienced from the introduction of the euro.

The Group does not anticipate changing its reporting currency to the euro until the UK decides to join EMU. For information purposes, however, the Group's profit and loss account and balance sheet are shown in euros on pages 78 and 79.

Auditors
The directors will propose a resolution at the Annual General Meeting to appoint Deloitte & Touche as auditors.

By Order of the Board
M W Capes
Company Secretary
9 May 2002

WPP recognises the importance of corporate social responsibility (CSR) and is involved in the ongoing debate about the role of business in society. The Company is committed to helping define an appropriate CSR agenda for the communications services sector. As an international service-based organisation, the Company's involvement in social and ethical issues is substantial, while the direct impact on the environment is less so.

CSR issues (comprising social, environmental, and ethical matters), other than in relation to employment issues, are the responsibility of the Audit committee under the chairmanship of John Jackson. Employment issues, including equal opportunities, discrimination and harassment are the responsibility of the Compensation committee chaired by Stanley Morten. Further information concerning the Company's relationship with its employees worldwide appears within the report of the Compensation committee on page 100.

The Board is informed of issues relating to CSR matters through these committees. The Company supports the disclosure guidelines of the Association of British Insurers and whilst it does not yet fully comply with these, it anticipates that it will be better positioned to more fully comply in future years.

The Company's Code of Business Conduct requires operating companies to comply with all regulatory requirements and industry codes of conduct in their respective areas of activity. The Code also addresses discrimination, harassment, compliance with standards of public decency and bribery and corruption. As referred to on page 87, all directors and senior executives of our operating businesses are required to sign an annual certificate of compliance with the Code. It is intended that the Code will be supported by a 'Right to Speak' procedure which will assist employees who are concerned about work matters but feel unable to express their concerns to their superiors.

Our operating companies make a substantial contribution to society through their numerous social programs, which reflect local priorities in the 103 countries in which we have a presence. This year, we report on some examples from our four agency networks.

The parent company's developing CSR program will provide a global framework for these activities.

WPP CSR program

In 2002 we will:

1. Adopt a Corporate Social Responsibility Policy – following a consultation process internally with our operating companies and externally with our clients and other opinion leaders.
2. Establish a performance baseline comprising a small number of key measures for environmental and social issues.
3. Identify the best examples of CSR work already undertaken by WPP businesses and communicate these within the Group.
4. Engage positively with socially responsible investors.
5. Develop and publish a plan which sets out the priority areas for coordinated action by the parent company.

Some examples of CSR company activity by our companies during 2001:

Operating companies

Pro-bono work

'Pro-bono' work, free marketing services that are provided to charities and community organisations, is one of the most significant ways in which our companies contribute to society.

J. Walter Thompson supported worldwide organisations including:
- International: International Federation of Multiple Sclerosis Societies, Red Cross, Special Olympics
- Singapore and Thailand: WildAid
- US: Advertising Education Foundation, Chicago Children's Museum, New York Cares, Partnership for a Drug Free America
- UK: National Youth Theatre, Royal College of Art
- Following the September 11 terrorist attacks, J. Walter Thompson provided pro bono assistance to United We Work, Nurses for a Healthier Tomorrow and the Twin Towers Penny Harvest for the New York Board of Education

Ogilvy & Mather continues to support a wide range of pro bono causes:
- Belgium: SOS Faim, Tacis
- Czech Republic: Life Islands, Ostrovy Zivota
- France: LNCC, UNICEF, WWF
- Ireland and the UK: The Samaritans
- Italy: C.I.A.I. (Centro Italiano Aiuti All'Infanzia)
- South Africa: Nelson Mandela's Children's Fund
- Spain: Terre des Hommes
- Following the September 11 terrorist attacks, with sponsorship from its client American Express, Ogilvy & Mather ran an all-volunteer effort to produce *Brotherhood*, a pictorial book documenting New York's post-September 11 firehouse shrines. The book has raised over $2 million for the deceased firefighters' families

Young & Rubicam continued its long tradition of pro bono work in 2001. Highlights include:
- International: Médecins Sans Frontières, UN AIDS Program, UN World Food Program
- Argentina: United Nations High Commissioner for Refugees
- Brazil: Greenpeace
- Netherlands: Guide dogs charity KNGF
- UK: Womankind, an anti-domestic violence organisation
- US: Amnesty International, United Negro College Fund and the Anti-Domestic Violence Project (New York), Project Surefire, an anti-gun violence organisation (Chicago), Junior Achievement, which teaches real-world business skills to children in local schools (San Francisco)

Red Cell, our agency network for 'challenger brands' provided pro bono support for a range of causes, notably Drop the Debt's campaign to persuade the International Monetary Fund and World Bank to write off the debts of the world's poorest countries.

Charitable donations

Our operating companies' presence in 103 countries gives them an insight into the local needs of diverse communities and cultures. Our companies therefore choose to support a wide range of community projects and charities globally, covering areas such as education and training, healthcare, AIDS, the disabled, poverty alleviation and sustainable development.

WPP parent company

The parent company focuses its support on education and the arts, reflecting their importance in society and to the communications services sector. Much of the value of our support is through the donation of time and skills but the parent company also made charitable donations of £205,000 in 2001 (2000: £191,000).

It is the Company's policy not to make payments for political purposes.

Education and training

We have supported a number or organisations as part of our *program of assisting young people through education and training.*

In the UK, we support London's first college for the media arts, Charles Edward Brooke, a state secondary school for girls from multi-ethnic backgrounds. In Cape Town, South Africa, we sponsor young copywriters and designers to attend the Red & Yellow School for Logic and Magic to develop their careers. We support the Indian Business School in Hyderabad and the Royal College of Art in London. WPP is also developing creative talent through two D&AD student bursary awards. D&AD is the professional association which represents the UK's design and advertising communities.

Sir Martin Sorrell gives time to support the following international business schools: London Business School; Judge Institute of Management, Cambridge; IESA, Spain; Indian Business School; Harvard Business School and Boston University. Sir Martin also serves on the UK's Council for Excellence in Management and Leadership. WPP is a founder member of the RSA's Centre for Tomorrow's Company that advances best competitive and ethical business practice. The involvement of other directors in a wide range of activities is referred to in their respective profiles on pages 83 and 84.

Support for the arts and community

WPP is a corporate patron of the National Portrait Gallery in London and a founder member of the Creative Forum for Culture and the Economy (now the President's Forum) developed by Arts and Business.

The parent company also supports the Media Trust, an industry charity that matches the skills of media professionals to the communications needs of charities and community organisations.

Compensation committee report

This report is made by the Board. It sets out the Company's statement of how it has applied the principles of good governance set out in the Combined Code and explains any areas of non-compliance. As in previous years, additional information on executive remuneration similar to a US proxy disclosure is also included in this report.

The Compensation committee has followed the requirements set out in Schedule A of the Combined Code, when determining the remuneration packages of executive directors and has followed the provisions of Schedule B of the Combined Code when preparing the Compensation committee report.

The Report of the Auditors on the financial statements set out on page 81 confirms that the scope of their report covers the disclosures contained in or referred to in this report that are specified for their examination by the UK Listing Authority.

Details of each individual director's remuneration and of their beneficial holdings of the Company's shares and share options are set out on pages 88 to 90.

Scope of the Compensation committee

During the year, the Compensation committee was comprised exclusively of non-executive directors, namely:

- S W Morten (chairman of the committee);
- H Maxwell (retired February 2001);
- J A Quelch (retired April 2002);
- C Mackenzie (appointed February 2001);
- P Lader (appointed April 2002).

No current member of the committee has any personal financial interest, other than as share owners, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group's businesses.

The Compensation committee regularly consults with the Group chief executive, the chief human resources officer and legal counsel on proposals relating to remuneration of the remaining executive directors and has access to independent remuneration consultants on the following:

- assessment of competitive practices and determination of competitive positioning;
- base salary levels;
- annual and long-term incentive awards;
- policy and grants relating to WPP share ownership (in this report referred to as 'WPP stock'); and
- pensions and executive benefits.

The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock under a number of plans for Group employees who are paid a base salary of $150,000 or more.

The Compensation committee determines the remuneration of the Group chief executive, a summary of which is set out on pages 96 and 97, on the basis of a comparison with the chief executives of other global, multi-agency communications companies, including the Omnicom Group (Omnicom) and The Interpublic Group (IPG). The remuneration, stock incentive arrangements and benefits of the other executive directors, are based on comparable positions in multinational companies of a similar size and complexity. The criteria established for each element of total remuneration are set out on the following pages.

Remuneration policy

The remuneration of executive directors and senior executives of the Group's operating companies and the parent company is reviewed each year by the committee.

The Company's remuneration policy is designed to ensure that the Group can attract, retain and motivate the best available talent, so that it can meet client and share owner objectives. To achieve this, executive remuneration is designed on the following principles:

- total remuneration opportunities are designed to be fully competitive in the relevant market;
- all remuneration packages have a very significant performance-related element;
- incentives are based on meeting specific, measurable performance objectives, and align executive rewards with creating value for our share owners;
- the total remuneration program includes significant opportunities to acquire WPP stock, consistent with the Group strategy of co-investment and building a strong ownership culture.

In determining the remuneration, stock incentive arrangements and benefits for all of the current executive directors, the Board accepted the proposals and recommendations of the Compensation committee.

Elements of executive remuneration

The following comprised the principal elements of executive remuneration for the period under review:

- Base salaries (fixed);
- Annual incentives (variable);
- Long-term incentives, including stock ownership and LEAP (variable); and
- Pension, life assurance, health and disability benefits (fixed).

Base salary levels are established by reference to the market median for similar positions in directly comparable companies and by comprehensive market survey information. In the case of the parent company, this includes other global communication services companies such as IPG and Omnicom and, for J. Walter Thompson Company, Ogilvy & Mather Worldwide and Young & Rubicam Inc., the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are set within a range of 15% above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Salary levels for executives are reviewed every 18, 24 or 36 months, depending on the level of base salary. Executive salary adjustments are made on the recommendation of the Group chief executive for operating company chief executives and parent company executives and executive directors and by the chief executive officer of each operating company for all other executives.

Annual incentives are paid under plans established for each operating company and for executives of the parent company. In the case of the Group chief executive and other parent company directors and executives, the total amount of annual incentive payable is based on the achievement of Group operating profit or operating cash flow targets as well as the achievement of Group operating profit margin targets. These are established by the Group chief executive and approved by the Compensation committee. In the case of each operating company, operating profit and operating profit margin targets are agreed each year.

The Group chief executive is subject to additional targets. Within the limits of available annual incentive funds, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria, including:

- operating profit;
- profit margin;
- staff costs to revenue or gross margin;
- revenue or gross margin growth and conversion;
- level of co-operation among operating companies and other key strategic goals, established annually.

In each case, the annual incentive objectives relate to the participant's own operating company, division, client or functional responsibility.

Each executive's annual incentive opportunity is defined at a 'target' level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target. The target level for the Group chief executive is 100% of base fee/salary and the maximum level is 200%. For other Group executive directors the target is 50% of base salary and the maximum is 75%.

Long-term incentives, including option grants, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2001, Group-wide, approximately 1,500 of those executives participated in some form of long-term incentive plan.

The committee regularly reviews the operation of the Group's long-term incentive programs to ensure that the performance measures and levels of reward are appropriate and competitive.

Parent company

Annual grants of WPP performance shares are made to all executive directors and other senior executives in the parent company. For awards currently outstanding, the value of each performance share is equivalent to one WPP share and the number of shares vesting over each three-year performance period is dependent on the growth of WPP's total share owner return (TSR) relative to the growth of TSR of a comparator group of major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners. Where the Group's TSR is below the median level of the peer group, none of the performance shares vest. Currently, at median performance, 50% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company. The peer companies currently comprise Aegis, Cordiant, Grey Global, Havas Advertising, IPG, Omnicom, Publicis and Taylor Nelson Sofres.

Over the 1999-2001 performance period, WPP's performance ranked third among the peer group companies (see chart on page 96). Contingent grants of performance shares for the 2000-2002 and 2001-2003 periods range from 25% to 100% of base salary.

Operating companies

Senior executives of most Group operating companies participate in long-term incentive plans, which provide awards in cash and restricted WPP stock for the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis with awards paid in March 2002 under the 1999-2001 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

- average operating profit or operating cash flow; and
- average operating margin.

The stock portion of each payment is 50%. Restrictions on the sale of this stock are lifted after one year in respect of 50% of the stock and after two years for the balance, provided that the executive remains employed in the Group.

In addition, some executives also receive annual grants of WPP stock options through their membership of the WPP Group 'Leaders' 'Partners' or 'High Potential' groups. These programs recognise a participant's contribution to the achievement of WPP's strategic aims, including business co-operation across operating companies. All members of the WPP Leaders, Partners and High Potential groups, including the chief executive officer of each operating company receive an annual grant of fair market value WPP stock options, which are exercisable three years from the grant date assuming that specific performance conditions are met and the executive remains employed in the Group.

Leadership Equity Acquisition Plan ('LEAP')

LEAP is an incentive plan to reward superior performance relative to WPP's peer companies, to align the interests of senior executives with those of share owners through significant personal investment and ownership of stock and to ensure competitive total rewards.

Under LEAP, participants must commit WPP shares ('WPP shares'), valued at not less than their annual earnings, at the time of acquisition, of which no more than two-thirds could be satisfied by a participant's existing holding of WPP shares, in order to have the opportunity to earn additional WPP shares ('matching shares'). These investment shares must be committed for a five-year period ('investment period'). The number of matching shares which a participant may receive at the end of the investment period will depend on the performance of the Company measured over five financial years. The number of matching shares will be calculated based on the TSR achieved by the Company relative to other major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners. The maximum number of matching shares, other than in respect of a part of the award to Paul Richardson (see note 7 on page 90) and certain participants who are executives of Young & Rubicam Inc., is five for every investment share, for which the Company must rank first or second over the performance period. If the Company's performance is below the median of the comparator group only half a matching share will vest for every WPP share held throughout the investment period, in recognition of maintaining a personal investment throughout the period. Certain executives of Young & Rubicam Inc. participate in LEAP and their entitlement to matching shares in WPP has been pro-rated so that they are entitled to only four-fifths of the number of matching shares to which the other LEAP participants may become entitled as a result of their acceptance of invitations to participate which were made in September 1999. Consequently the maximum number of matching shares to which these executives of Young & Rubicam Inc. may become entitled to is four as opposed to five.

On a change of control, matching shares may be received based on the Company's performance to that date. The Compensation committee will also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Currently there are 19 participants in LEAP. Sir Martin Sorrell, the Group chief executive, together with JMS, committed to LEAP shares worth $10 million calculated at a price of £5.685 per share of which shares worth at least $3 million were purchased in the market.

It is expected that the matching shares to which participants, (other than JMS) become entitled for the awards made by reference to 1999 and 2000 will be provided from one of the Company's employee share ownership plans ('ESOPs'). The ESOPs have acquired the maximum potential number of matching shares in respect of awards made in or by reference to 1999 at an average cost not exceeding £3.70 per share. Authority has been obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

Five-Year Total Shareholder Return Performance


WPP Total Shareholder Return: 5 year period to 31 December 2001
TSR% (absolute) from December 1996
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Vesting zone (area of comparator performance)
TSR;WPP Group plc
12/1997
12/1998
12/1999
12/2000
12/2001
5 year period from December 1996 to December 2001

The chart above illustrates WPP's TSR performance for a five-year period relative to the comparator group for PSP awards vesting in respect of the three-year period ending 31 December 2001. The upper boundary of the 'vesting zone' traces the performance of the comparator company which determined the threshold for maximum vesting of this award. The lower boundary represents the median performer of the comparator group, below which no vesting can occur.

Executive stock ownership policy

During 1996, the Company introduced stock ownership goals for the most senior executives in the Group. Since 2000, stock option grants vary depending on whether an individual achieves and maintains specified levels of WPP stock ownership.

Executive Stock Option Plan and Worldwide Ownership Plan

The 1996 Executive Stock Option Plan has been used annually since its adoption to make option grants to members of the WPP Leaders, Partners and High Potential groups including key employees of the parent company, but excluding parent company executive directors and the Group chief executive.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees of 100%-owned Group companies with at least two years' service, in order to develop a stronger ownership culture and greater knowledge of Group resources. Since its adoption grants have been made annually under this plan also and as at 9 May 2002 options under this plan had been granted to more than 26,000 employees for in excess of 11.1 million ordinary shares of the Company. Grants made under this plan to approximately 6,200 employees in 1999 became exercisable in March 2002.

Retirement benefits

The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and UK, pension provision generally takes the form of defined contribution benefits, although the Group still maintains three defined benefit plans in the US, and defined benefit plans in three UK operating companies. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK plans, are closed to new entrants. All pension coverage for the parent company's executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of parent company executive directors are set out on page 88.

Directors' service contracts and notice periods

Except for Sir Martin Sorrell and Michael Dolan (who retired from the Board in October 2001), each of the parent company executive directors is employed under a contract under which the director must give the Company 12 months' notice and the Company must give the executive 12 months' notice. Brian Brooks is employed under a service contract dated 1 June 1993 and in November 2001, he gave notice of his intention to retire from the Board. Paul Richardson is employed under a service contract dated 8 January 1997 and Eric Salama is employed under a service contract dated 1 April 1997.

There are no change of control provisions in the contracts for executive directors, other than in respect of the Group chief executive.

The Board unanimously consider that, given the special position of the Group chief executive and the personal investment commitment made by him in the Company, including the deferral of benefits under the CIP and NSAP from 1999 to 2004, there are special circumstances for the notice period applicable to him, which is for a fixed term of three years from 1 September 2001 renewable on or before 1 September each year. The Company anticipates that the current term will be renewed on 1 September 2002 on this basis.

The Board also unanimously considered at the time, that in order to retain the services of Michael Dolan (who is now no longer an executive director but continues as chairman and chief executive officer of Young & Rubicam Inc.) and in the special circumstances which applied to him at the time of the merger with Young & Rubicam Inc., it was necessary to depart from its normal policy on directors' contracts and enter into a service contract with him for an initial term of four years with a provision for a one-year extension. As referred to on page 97 Mr Dolan's agreement was amended in December 2001.

The Group chief executive: Sir Martin Sorrell

Sir Martin Sorrell's services to the Group outside the USA are provided by JMS and he is directly employed by WPP Group USA, Inc. for his activities in the US. Taken together, the agreement with JMS ('the UK Agreement') and the agreement with the Group chief executive directly ('the US Agreement') provide for the following remuneration all of which is disclosed on pages 88 to 90:

- annual salary and fees of £849,000;
- annual pension contributions of £339,000;
- short-term incentive (annual bonus) of 100% of annual salary and fees at target and up to 200% at maximum;
- the Leadership Equity Acquisition Plan; and
- the Performance Share Plan.

In addition JMS remains entitled to phantom options linked to the WPP share price, granted in 1993 and 1994 as disclosed on page 89. No further phantom options have been or will be granted to JMS or to Sir Martin Sorrell.

JMS has stated its intention not to exercise the phantom options in respect of 1993 until March 2003 and has agreed to defer its interest in the phantom options in respect of 1994 until March 2004, in each case, being the latest possible date, ie 10 years after the grant.

Following the enactment of the personal service company legislation in the Finance Act 2000, the Company has agreed to reimburse JMS with the additional employer National Insurance contribution liability which JMS incurs because of the personal service company legislation on the basis that 63% of the annual fee, bonus and pension contribution is drawn by Sir Martin Sorrell from JMS.

Pursuant to the authority conferred on the directors at the Company's Annual General Meeting in 2000, the Company and JMS have entered into a contract to satisfy JMS' entitlements under LEAP and the phantom options, by the allotment of new shares in the Company.

Both the UK Agreement and the US Agreement may be terminated within a period of 90 days on a change of control. In these agreements 'change of control' is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and the Securities Exchange Act 1934.

On a termination of the Group chief executive and JMS, WPP is obliged to pay an amount equal to twice the annual salary and fee; bonus and pension payments payable under the UK and US Agreements; and also to continue certain benefits such as health insurance under the US Agreement.

Sir Martin Sorrell has also entered into covenants, which apply for the period of 12 months following termination of the UK Agreement and the US Agreement ('Termination'), under which he has agreed not to compete with any business carried on by the Company or any member of the WPP Group in any country in which the business of the Company or any member of the WPP Group is carried on at the date of Termination, nor to solicit certain business or custom or services from major clients or clients with which Sir Martin Sorrell was involved in the 12 months before Termination. The covenants also include an obligation not to induce suppliers with whom he was actively involved during the 12 months ending on Termination, nor to induce employees with whom he had material dealings in connection with the provision of services during the 12 months ending on Termination to cease relationship or employment with the Company or any member of the WPP Group.

The Capital Investment Plan (CIP) and Notional Share Award Plan (NSAP)

The CIP provided the Group chief executive with a capital incentive initially over a five-year period with effect from 4 September 1994 and which matured in September 1999.

The Group chief executive has agreed to defer entitlement to the 4,691,392 Performance Shares which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. Accordingly, subject to the provisions of the CIP, the rights to acquire the Performance Shares may be exercised in the period 30 September 2004 to 31 December 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately £5.5 million.

JMS has agreed, subject to good leaver, change of control and other specified provisions, to defer its interest under the NSAP on a similar basis to that on which the Group chief executive has agreed to defer his interest under the CIP. Accordingly, subject to the provisions of the NSAP, JMS's right to receive a sum under the NSAP may be exercised in the period 30 September 2004 to 31 December 2004 and will be calculated by reference to the average price of a WPP share for the five dealing days before JMS's right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP shares.

Awards made to the Group chief executive or JMS under the CIP; the Notional Share Award Plan and the phantom options, become immediately exercisable on a change of control. Under these plans, 'change of control' is defined as the acquisition by a person or persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive's nor JMS's approval.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested until September 2004 in 747,252 shares in which he invested in September 1994. Pursuant to the authority conferred on the directors at the Company's Annual General Meeting in 2000, the Company and JMS have entered into a contract to satisfy JMS's entitlement under the NSAP by the allotment of new shares in the Company.

M J Dolan

Mr Dolan retired from the Board in October 2001, but continues as chairman and chief executive officer of Young & Rubicam Inc. His service agreement entered into in May 2000 in contemplation of the merger between the Company and Young & Rubicam Inc. was amended and restated on 10 December 2001.

The current service agreement provides that if Mr Dolan's employment is terminated by Young & Rubicam Inc., without cause or by him with good reason before the end of the initial term, namely October 2004 he will be entitled to receive:

- a pro rata bonus for the performance year in which his contract is terminated;
- salary bridging equal to his annual base salary until such time as he commences employment at another company, but in no event for more than one year; and
- insurance and supplemental retirement benefits.

If, however, Mr Dolan's employment is terminated without cause after the initial term of his service agreement, he will be entitled to salary bridging equal to his annual base salary until such time as he commences employment at another company, but in no event for more than one year.

The current service agreement also provides that if any payments to Mr Dolan under the agreement or otherwise would be subject to tax under Section 4999 of the US Internal Revenue Code of 1986, as amended, Young & Rubicam Inc. will provide an additional payment so that he will receive a net amount equal to the payment he would have received if the tax had not applied.

In the year under review Mr Dolan also received a payment of $800,000 composed of a stay bonus under the terms of his previous service agreement and a further payment of $4.2 million in respect of change of control provisions included in that agreement in satisfaction of rights granted to him under the Young & Rubicam Change of Control Severance Plan adopted in December 1999 and prior to the merger between the Company and Young & Rubicam taking place.

Except as summarised above, Mr Dolan is not entitled to receive any further severance benefits under his service agreement or any other agreement.

Compensation of 'executive officers'

The following tables set out compensation details for the Group chief executive and each of the other five most highly compensated executive officers in the Group as at 31 December 2001 (the 'executive officers'). As used in this statement, the 'executive officers' are deemed to include executive directors of the Company, or an executive who served as the chief executive officer of one of the Group's major operating companies.

This information covers compensation for services rendered in all capacities and paid in each of the two calendar years ended 31 December 2001 and 2000. Incentive compensation paid in 2002 for performance in 2001 and previous years, is not included in these tables, consistent with US reporting requirements. The bonus payments referred to below are payments made in 2001 and 2000 under the short-term incentive awards made in 2000 and 1999 respectively.

2001 executive remuneration

						Long-Term Compensation			
Name	Principal position	Year	Salary $000	Bonus[1] $000	Other annual compen-sation[2] $000	Share options SARs and phantom ADS[3] Number	Restricted ADS[5] Number	LTIP Cash payments $000	All other compen-sation[4] $000
M S Sorrell[6]	Group chief executive WPP Group	2001	1,223	1,875	35	–	17,722	–	490
		2000	1,295	819	36	–	27,451	–	515
S Lazarus	Chairman/ Chief executive officer Ogilvy & Mather Worldwide	2001	850	775	57	70,661	49,688	315	128
		2000	850	638	43	15,807	43,326	273	128
P Schweitzer	President/ Chief executive officer J. Walter Thompson Company	2001	733	325	54	28,265	4,168	253	88
		2000	540	300	42	3,952	1,036	68	77
M J Dolan[6]	Chief executive officer Young & Rubicam Inc.	2001	800	800	19	22,612	–	–	13
		2000	200	–	4	–	–	–	1
I Gotlieb	Chairman/ Chief executive officer MindShare	2001	750	625	21	–	–	–	32
		2000	750	600	21	–	–	–	13
H Paster	Chairman/ Chief executive officer Hill & Knowlton	2001	550	350	17	16,959	1,846	112	23
		2000	550	344	17	8,694	2,534	123	23

Notes

1 Represents short-term incentive awards paid during calendar years 2001 and 2000 in respect of the prior year's incentive plans.
2 Includes the value of company cars, club memberships, executive health and other benefits and supplemental executive life insurance.
3 As used in this report, the term 'phantom shares' (as used in the UK) and the term 'free-standing SARs' (as used in the US) are interchangeable. Matching shares which could vest under LEAP are not included in this table, but are referred to on page 90.
4 Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.
5 Includes awards of restricted stock under the PSP and LTIP programs.
6 Part year only for 2000 for M J Dolan. Additional information concerning Mr Dolan's service agreement and arrangements are referred to on page 97 and those of Sir Martin Sorrell's arrangements on pages 96 and 97.

Options granted in 2001

	Stock options, granted (number of ADSs)	% of total options granted by Company in 2001	Exercise price ($ per ADS)	Expiry date	Potential realisable value at assumed annual rates of stock price appreciation for option term 0% $	5% $	10% $
M S Sorrell	–	–	–	–	–	–	–
S Lazarus	70,661	2.7%	35.38	21 Sep 2011	–	1,572,228	3,984,334
P Schweitzer	28,265	1.1%	35.38	21 Sep 2011	–	628,905	1,593,767
M J Dolan	22,612	0.9%	35.38	21 Sep 2011	–	503,124	1,275,014
I Gotlieb	–	–	–	–	–	–	–
H Paster	16,959	0.6%	35.38	21 Sep 2011	–	377,343	956,260

All options granted to executives in this table are exercisable three years from the grant date and expire 10 years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

	Ordinary shares acquired on exercise	Market value at exercise date ($)	Number of ordinary shares underlying unexercised share options, SARs and phantom stocks at year-end		Value of unexercised in-the-money stock options, SARs and phantom stocks at year-end ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
M S Sorrell	–	–	1,571,190	577,391	16,165,133	5,415,691
S Lazarus	–	–	718,791	523,780	5,273,099	1,444,430
P Schweitzer	–	–	196,676	187,975	1,411,587	563,400
M J Dolan	–	–	2,967,860	530,560	16,430,698	656,924
I Gotlieb	–	–	–	96,826	–	718,933
H Paster	–	–	324,399	187,435	2,536,174	401,948

[1] The value is calculated by subtracting the exercise price from the fair market value of the Company's ordinary shares on 31 December 2001, namely £7.60 or the value of the Company's ADSs, namely $53.90 and using an exchange rate of $1.4542 to £1.

Long-term incentive plan grants in 2001[1]

	Performance period	Threshold $	Target $	Maximum $
M S Sorrell[2]	n/a	n/a	n/a	n/a
S Lazarus	2001 – 2003	–	600,000	900,000
P Schweitzer	2001 – 2003	–	600,000	900,000
M J Dolan	2001 – 2003	–	500,000	750,000
I Gotlieb	2001 – 2003	–	750,000	1,125,000
H Paster	2001 – 2003	–	275,000	412,500

Notes

1 This table does not include the maximum number of matching shares which are capable of vesting under LEAP, but these are referred to on page 95. If the performance requirement under LEAP is satisfied to the fullest possible extent and subject to the WPP investment shares being retained until the end of the investment period (September 2004), the maximum number of matching shares which may vest in relation to the performance period ending 31 December 2003, is as follows: Sir Martin Sorrell (including those attributable to JMS) 5,369,070; S Lazarus 1,610,700; P Schweitzer 965,000; H Paster 439,750; and M J Dolan 1,288,000.

2 An award of 88,611 units under the Performance Share Plan was made to Sir Martin Sorrell during 2001. Each unit is analogous to an ordinary share of WPP Group plc. Details of this award are referred to on page 90.

Employee relations
Success depends on the quality and performance of all of our people worldwide. The Group's employment policies are designed to attract, retain and motivate the most talented individuals and we invest significantly in communications, training and development programs at both parent and operating company level as well as encouraging an ownership culture through WPP stock option and other incentive plans.

Equal opportunities
The Compensation committee and the Group endorses and supports the principles of Equal Employment Opportunity. It is the policy of the Group in its businesses throughout the world to provide equal employment opportunities to all appropriately qualified individuals irrespective of race, creed, colour, age, religion, sex, disability, sexual orientation, marital status, military service, national origin or ancestry.

The purpose of the Group's policy is to ensure that all employment decisions are made, subject to its legal obligations, on a non-discriminatory basis, whether at the time of employment, in promotion, training, remuneration, termination of employment or whenever any terms and conditions of employment are being considered.

Employee ownership
The Group's Worldwide Ownership Plan, introduced in 1997, has given more than 26,000 of our people a direct stake in WPP's financial success. Details of this Plan and other executive stock option plans can be found on page 96.

People working in the Group currently own, or have interests in, in excess of 78 million shares representing nearly 7% of the issued share capital of the Company.

Employee communications
WPP places great importance in keeping people in our operating companies informed about the Group's progress, activities and all matters affecting them and our business. Encouraging people to expand their knowledge of the Group is achieved through a number of communications initiatives:

- formal and informal meetings at the operating company level;
- periodic reports from the Group's chief executive to all people participating in short- and long-term incentive plans;
- distribution of the annual report, the *Navigator*, *The Catalog*, the *Atticus* journal and WPP's global newspaper, *The WIRE*, to all companies worldwide;
- a monthly online news bulletin – *e.wire*;
- regular communications on major WPP initiatives such as the Worldwide Partnership Program, *BRANDZ*™, the Atticus Awards, the WPP Marketing Fellowship Program and professional development workshops; and
- ongoing investment in our public website, our Groupwide intranet and our professional Retail, Digital Communications and Media Knowledge Communities.

Professional development
The parent company runs a dynamic program of cross-company forums, courses and workshops to inform, stimulate and inspire people in operating companies around the world. Some 5,166 Group professionals have now participated in a wide range of management, sector-specific and mind-stretching development workshops.

Most of our operating companies have well-established career development programs, as well as regular appraisal processes such as 360 degree feedback. Research International, J. Walter Thompson and Coley Porter Bell in London were among the first in their sectors to gain the Investors In People accreditation for the training and development of their people. Many companies also offer formal student placement programs to nurture new talent within our business.

More information about our people programs can be found on our website, *www.wpp.com*.

Policy on external appointments
The Company recognises that its directors and senior executives may be invited to become non-executive directors of other companies and that such exposure may be beneficial to the Company. Consequently, executives are allowed to accept non-executive appointments with non-competing companies subject to obtaining the approval of the Group chief executive in the case of senior executives and the approval of the Board in the case of executive directors. Any fees receivable out of such appointments are retained by the individuals concerned.

Non-executive directors
Remuneration for non-executive directors consists of fees for their services in connection with the Board and Board committee meetings and where appropriate, for devoting additional time and expertise for the benefit of the Group. Non-executive directors are not eligible for membership of any Company pension plans, and do not participate in any of the Group's short- or long-term incentive programs. Non-executive directors may receive a part of their fees in ordinary shares of the Company, including in the form of options exercisable, at par value of the shares on completion of the non-executive directors' services.

Philip Lader's letter of appointment is for a term of three years subject to review after two years. All other non-executive directors have letters of appointment, which are renewable for a two-year period.



On behalf of the Board
S W Morten
Chairman of the WPP Group plc
Compensation committee
9 May 2002

About share ownership



Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's head office and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2001

Issued share capital as at 31 December 2001: 1,149,583,610 ordinary shares.

Number of shares held	Number of owners	%	Total of shares	%
1 – 100	1,180	10.44	75,440	0.01
101 – 250	1,371	12.13	258,807	0.02
251 – 500	2,179	19.28	825,751	0.07
501 – 1,000	2,151	19.03	1,663,253	0.14
1,001 – 5,000	2,469	21.84	5,606,547	0.49
5,001 – 10,000	421	3.72	3,046,422	0.27
10,001 – 25,000	405	3.58	6,532,628	0.57
25,001 – 50,000	262	2.32	9,678,813	0.84
50,001 – 100,000	243	2.15	17,294,763	1.50
100,001 – 500,000	371	3.28	85,863,975	7.47
500,001 – 1,000,000	105	0.93	73,291,504	6.38
1,000,001 – 2,000,000	55	0.49	78,478,090	6.83
2,000,001 – 3,000,000	27	0.24	65,035,782	5.66
3,000,001 – 4,000,000	12	0.11	42,847,669	3.73
4,000,001 and above	53	0.47	759,084,166	66.03
Total	**11,304**	**100**	**1,149,583,610**	**100**

Share owners by geography	%
UK	**39**
US	**46**
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	**15**
Total	**100**

Share owners by type	%
Institutional investors	**95**
Employees	**4**
Other individuals	**1**
Total	**100**

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2001	2000	1999	1998	1997
Interim dividend per ordinary share	**1.44p**	1.20p	1.00p	0.84p	0.70p
Final (2001 proposed) dividend per ordinary share	**3.06p**	2.55p	2.10p	1.72p	1.43p
Total	**4.50p**	3.75p	3.10p	2.56p	2.13p

American Depositary Receipts (ADRs)

Each ADR represents 5 ordinary shares.

ADR holders receive the annual and interim reports issued by WPP Group plc.

WPP Group plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. Form 20-F is also available from our Investor Relations departments in London or New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 104).

Dividends per ADR, including UK tax refunds but before US tax credits, in respect of each financial year are set out below.

	2001	2000	1999	1998[2]	1997[2]
In sterling					
Interim	**7.20p**	6.00p	5.00p	4.20p	3.50p
Final (2001 proposed)	**15.30p**	12.75p	10.50p	8.60p	7.15p
Total	**22.50p**	18.75p	15.50p	12.80p	10.65p
In dollars[1]					
Interim	10.40¢	9.10¢	8.10¢	6.95¢	5.70¢
Final (2001 proposed)	22.00¢	19.30¢	17.00¢	14.25¢	11.75¢
Total	32.40¢	28.40¢	25.10¢	21.21¢	17.45¢

Notes

1 The ADR dividends represent a sterling liability, but for convenience have been translated to US dollars at the average rate for the relevant year.

2 These amounts have been restated to reflect the current value of one ADR to five ordinary shares (prior to 16 November 1999 one ADR represented 10 ordinary shares).

For dividends paid on or after 6 April 1999, ADR holders are no longer able to reclaim any part of the UK tax credit related to dividends. Under the terms of the US treaty, dividend payments will be reduced by a maximum withholding tax amount of 15% of the total of the dividend and the accompanying tax credit. The tax credit may not be reclaimed but the excess of the withholding tax (15% of the total dividend and the accompanying tax credit) over the tax credit (one-ninth of the dividend) is not collected and does not reduce the dividend payable.

The aggregate of the dividend and the tax credit will be treated as a dividend for US tax credit purposes. Any US taxation liability can be reduced by a claim for credit for the UK withholding tax actually suffered.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

Financial calendar

- The 2001 final dividend will be paid on 8 July 2002 to share owners on the register at 7 June 2002.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- Interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in February.
- Annual reports are posted to share owners in May.
- Annual General Meetings are held in London in June.

Share price

The mid-market price of the shares at 31 December was as follows:

	2001	2000	1999
Ordinary 10p shares	**760.0p**	872.0p	981.0p

Within the UK, the latest ordinary share price information is available on Ceefax and Teletext and also the Cityline service operated by the *Financial Times* (telephone 0906 843 4544; calls charged at 60p per minute at all times).

Access numbers

	NASDAQ	**Reuters 2000**	**Topic**
Ordinary shares		WPPL.L	52945
American Depositary Shares	WPPGY		

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